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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

June 10, 2013

Re:	Qunar Cayman Islands Limited

Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are submitting the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission (the “Commission”) on April 12, 2013 as well as the related exhibits. This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on April 12, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the letter dated May 10, 2013 from the Staff. The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Securities and Exchange Commission	2	June 10, 2013

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

The Company confirms its understanding of this comment and will provide all information that cannot be excluded under Rule 430A (including all information required with respect to the offering price, underwriting discounts and the number of shares) as soon as such information becomes available. The Company understands that the Staff will require sufficient time to review the Company’s complete disclosure and may have additional comments following the inclusion of such information.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

The Company confirms that it will provide the Staff with all gatefold information that it intends to use in the prospectus as soon as it becomes available.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company confirms its understanding of this comment. The Company has submitted certain additional exhibits with the revised draft Registration Statement and will submit all other exhibits with the subsequent amendments as soon as possible. The Company understands that the Staff will need adequate time to review the exhibits and may have comments on the legal opinion and other exhibits.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

The Company confirms its understanding of the Staff’s requirement set forth above. The Company will arrange FINRA to call the Staff or provide the Staff with the FINRA no objection letter prior to the effectiveness of the registration statement.

Securities and Exchange Commission	3	June 10, 2013

5.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to iResearch and Nielson to support the claims you make in the second paragraph on page 1. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

The Company encloses, as Annex A to this letter, relevant portions of the industry research reports cited in the revised draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the revised draft Registration Statement. Since some of the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party reports and materials to facilitate the Staff’s review.

The Company confirms to the Staff that all these reports are publicly available either for a nominal fee or free of charge. The Company confirms that none of the reports referenced in the prospectus was commissioned by the Company.

Inside Front Cover Page of Prospectus

6.	Please move the prospectus delivery obligation language to the outside back cover page of the prospectus. See Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has moved the prospectus delivery obligation language to the outside back cover page of the prospectus.

Prospectus Summary, page 1

7.	Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

In response to the Staff’s comment, the Company has included such a statement in the prospectus summary on page 4.

Our Business, page 1

8.	Since investors will be investing in a holding company that does not directly own its business operations in China, please make this clear in the first paragraph of the prospectus summary under “Our Business.” It must be clear that the business you are describing is not the registrant’s business but is the business of your variable interest entity and its three wholly-owned subsidiaries.

The Company respectfully advises the Staff that throughout the Registration Statement, including elsewhere in the Summary section (e.g., the corporate structure chart) and in sections titled “Risk Factors,” “History and Corporate Structure,” and “Regulation,” the Company has fully disclosed the holding company status of the Cayman Islands entity and the fact that the Company operates its business through its various subsidiaries and its variable interest entities in the PRC. Furthermore, in response to the Staff’s comments, the Company has included a paragraph on page 2 to disclose the holding company structure. The Company respectfully submits to the Staff that the disclosure is clear that the Cayman Island entity is not the operating entity of its business.

Securities and Exchange Commission	4	June 10, 2013

Additionally, the Company respectfully submits to the Staff that as described in the section titled “Conventions That Apply to This Prospectus,” the words “we,” “us,” “our company,” “our,” and “Qunar” used in the Registration Statement refer to Qunar Cayman Islands Limited, a Cayman Islands company, and, unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and variable interest entities.

As such, the Company respectfully requests that the Staff allow the Company to keep the first paragraph of the Summary section of its Registration Statement as it is.

9.	Please explain what you mean by the terms “sticky user base” and “P4P.”

The Company respectfully advises the Staff that, as disclosed on page 1 and elsewhere in the Registration Statement, the pay-for-performance, or P4P services, is a service provided by the Company to TSPs for them to reach a large and fast-growing number of travelers through qualified clicks. In consideration for such services, the Company charges TSP for each qualified click or each sales transaction. The Company believes that the terms “P4P” and “pay-for-performance” are widely used to describe such “performance-based” fee model in the online search industry and was used in the IPO prospectuses of other major online search service providers such as Google Inc. (Nasdaq: GOOG) and Baidu, Inc. (Nasdaq: BIDU).

In response to the Company’s comments, the Company has deleted the reference to “sticky” user base throughout the Registration Statement.

10.	Please provide U.S. dollar equivalents for all amounts listed in renminbi in the first full paragraph on page 2.

The Company respectfully submits to the Staff that pursuant to Rule 3-20(b) of Regulation S-X and Section 6620.5 of the Division of Corporate Finance’s Financial Reporting Manual, the Company is permitted to present U.S. dollar equivalents only for the most recent fiscal year and the subsequent interim period.

History and Corporate Structure, page 3

11.	Please disclose under this heading that you are a holding company and conduct your operations primarily through your subsidiaries in China, as you state on page 85 of the prospectus. Please also disclose that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4. The Company respectfully advises the Staff that the reserve funds of the Company’s subsidiaries and consolidated affiliated entities in the PRC are not distributable as cash dividends.

Securities and Exchange Commission	5	June 10, 2013

12.	Please briefly describe the material terms of the contractual arrangements between your wholly-owned subsidiary, Beijing Qunar Software Technology Company Limited (PRC), and your PRC VIE, Beijing Qu Na Information Technology Company Limited (PRC), and its shareholders and subsidiaries, including the duration of these arrangements and any provisions related to termination. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs’ financial results with your financial results. In addition, please briefly describe the risks associated with your structure, such as those beginning on page 26.

In response to the Staff’s comment, the Company has added the required disclosure on page 4.

13.	Please disclose the percentage of revenues derived from your VIE.

In response to the Staff’s comment, the Company has included the requested disclosure in the prospectus summary on page 4.

14.	We note your disclosure that you operate your website through your VIE. Please briefly describe any material business operations conducted by the other entities included in the diagram on page four.

In response to the Staff’s comment, the Company has revised the disclosure on page 66.

15.	With a view toward clarity, please define “VIE” and “WFOE,” as distinguished from identifying the legal entities in your corporate ownership structure that occupy these roles. Please define acronyms at least the first time you use them throughout your disclosure.

In response to the Staff’s comment, the Company has amended the disclosure on page 2 to ensure that acronyms are defined the first time they are used in the prospectus.

16.	It is difficult to read the charts on pages 4 and 61. Please enlarge the font of the text or otherwise revise to improve the legibility of the text.

In response to the Staff’s comment, the Company has enlarged the font of the text on pages 5 and 64.

Securities and Exchange Commission	6	June 10, 2013

17.	Please revise your disclosure and/or the organizational chart on pages 4 and 61 to specifically describe or reflect the changes in your ownership structure after the offering is completed, including the percentages of economic interest and voting power that will be held by the public investors, and your current shareholders. Clearly identify the VIE and WFOE.

In response to the Staff’s comment, the Company has amended the disclosure on pages 5 and 64 to include the additional information required and clearly identify the VIE and WFOE.

Corporate Information, page 4

18.	Please add the name and address of your agent for service of process in the United States.

The Staff’s comment is noted. The Company respectfully advises the Staff that it has not appointed an agent for service of process in the United States. The Company confirms its understanding of this requirement and will comply with it in due course.

Summary Consolidated Financial Data, page 8

Non-GAAP Financial Measures, page 8

19.	Please expand your non-GAAP disclosure to provide the substantive reasons why it provides useful information to investors and how you use the non-GAAP measures you present.

In response to the Staff’s comment, the Company has revised its disclosure on non-GAAP financial measures on pages 10 and 68.

20.	Please explain to us and disclose here and throughout the filing more specifically the nature of the non-cash expenses related to the free user traffic contributed by Baidu, Inc. Further, disclose how you determined the fair value these non-cash expenses for recordation and why the adjustment is meaningful to investors in your non-GAAP presentation. In this regard, we read your footnote 9 disclosure related to your business cooperation agreement which provides for free online marketing services and directs user traffic to the Company’s website. Please also disclose the length of time in which Baidu, Inc. will provide such free online marketing services.

The Company respectfully advises the Staff that the nature of the non-cash expenses related to the free user traffic contributed by Baidu, Inc. (“Baidu”) relates to free online marketing services and directing of user traffic to the Company’s website provided by Baidu as stipulated in the business cooperation agreement entered into in conjunction with Baidu Holdings Limited’s investment in the Company on July 20, 2011 (the “Baidu Transaction”). The Company estimated the fair value of these non-cash expenses for recordation based on the Company’s estimate of the expenses for the same services that would have been incurred if the Company had operated as an entity unaffiliated with Baidu. The Company respectfully advises the Staff that the adjustment is meaningful to investors in the Company’s non-GAAP presentation because these non-cash expenses are not indicative of the performance of the Company’s business and such adjustment enables investors to assess the Company’s operating results without considering the impact of non-cash charges. The length of time in which Baidu will provide such free online marketing services and directing of user traffic to the Company is for an initial term of three years from July 20, 2011.

Securities and Exchange Commission	7	June 10, 2013

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 69 of the Registration Statement to more specifically state the nature of the non-cash expenses related to the free user traffic contributed by Baidu, how the fair value of these non-cash expenses was determined for recordation, why the adjustment is meaningful to investors in its non-GAAP presentation, and the length of time in which Baidu will provide such free online marketing services to the Company.

Risk Factors, page 10

21.	Please delete the penultimate sentence in the first paragraph in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

The Staff’s comment is noted. The Company has deleted the referenced sentence.

22.	Please provide the information investors need to assess the magnitude of the risks you describe. For example, provide an estimate of the liability or reserves requirement, to the extent practicable, if the risks you describe materialize under “Any failure by the VIE or its respective shareholders to perform their obligations …,” on page 27, “Contractual arrangements we have entered into with our affiliated PRC entity may be subject to scrutiny …” on page 28, and “We principally rely on dividends and other distributions on equity paid …” on page 32.

The Staff’s comment is noted. The Company has, to the extent practicable, quantified the risks and provided the information investors need to assess the magnitude of the risks, such as the amount of contingency under the heading “The PRC government’s pilot plan to replace the business tax with a VAT may require us to pay more taxes” on page 38. Regarding the referenced risk factors, the Company respectfully submits to the Staff that it is unable to quantify such risks.

23.	Please add a risk factor to address risks associated with fraudulent click-throughs.

The Company respectfully advises the Staff that the Company implements technical measures to detect and counter click errors and fraudulent click-throughs (e.g., repeat clicks on the search results of the same TSP within a short period of time), which serve to limit the occurrence of fraudulent click-throughs on the Company’s website and mobile platform. The Company excludes detected fraudulent click-throughs for purposes of calculating the TSPs’ service fees. The Company has not received complaints or negative publicity from its TSPs, nor has the Company encountered termination of business relationship by its TSPs, due to fraudulent click-throughs. As a result, the Company does not believe that fraudulent click-throughs materially affect the Company’s business in terms of both revenue and reputation. As such, the Company respectfully submits to the Staff that it does not believe that fraudulent click-throughs represent a material risk of the Company.

Securities and Exchange Commission	8	June 10, 2013

24.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company respectfully advises the Staff that the Company maintains its books and records in accordance with U.S. GAAP. The Company maintains the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(i)	The Company developed its significant accounting policies under U.S. GAAP based on the nature of its business for the purpose of preparing its consolidated financial statements under U.S. GAAP. In addition, the Company also aligned its significant accounting policies to be consistent with Baidu’s accounting policy when appropriate upon the closing of the Baidu Transaction.

(ii)	The Company has formulated an accounting manual in accordance with U.S. GAAP (the “Accounting Manual”), which provides guidance on the application of these accounting policies for day-to-day business transactions. The Accounting Manual is reviewed and updated on a regular basis by the financial reporting team, to reflect updates in the accounting literature as well as changes in the Company’s operations.

(iii)	The accountants prepare accounting entries for transactions they are responsible for following the accounting policies and accounting manual under U.S. GAAP, based on the financial data in the information systems and the review of the underlying supporting documents. The supervisors perform a quality control review on the journal vouchers including an assessment of the appropriateness of the accounting treatments. The account reconciliations are reviewed by the financial controller.

(iv)	The financial controller and the CFO review the consolidated financial statements to ensure the completeness, accuracy and adequacy of disclosures.

(v)	In addition to the controls to ensure the proper accounting treatment under U.S. GAAP for routine business transactions, the Company has controls which ensure proper U.S. GAAP accounting for new, non-routine and complex transactions. Weekly executive management meeting minutes, which documents the discussion on key business updates and initiatives amongst the CEO, CFO and other senior management are sent to the finance team for U.S. GAAP accounting analysis. This provides the finance team with access to knowledge of significant new transactions before the relevant new business initiatives are executed. Subsequently, the financial controller and the financial reporting team, in conjunction with the CFO determine the appropriate U.S. GAAP treatment for such transactions based on a review of underlying documentation and discussions with the relevant members of operating management.

Securities and Exchange Commission	9	June 10, 2013

(vi)	As a subsidiary of Baidu, a SEC registrant that files its consolidated financial statements under U.S. GAAP, the Company has been subject to inter-company reporting to Baidu in regards to its quarterly financial reporting and annual financial reporting starting from July 20, 2011, the closing date of Baidu Transaction. Specifically, the Company has to submit to Baidu the consolidated financial statement schedules such as consolidated balance sheets, consolidated statements of comprehensive income/loss prepared under U.S. GAAP (“consolidated financial statement schedules”) on a monthly basis; and a reporting package containing schedules of accounts payable, short term investments, income tax and weighted average shares outstanding prepared under U.S. GAAP on a quarterly basis. The consolidated financial statement schedules and reporting packages are reviewed by the Company’s financial controller and Baidu financial reporting team on a timely basis. The regular inter-company reporting to Baidu works as a control to prevent and detect the improper recording in accordance with U.S. GAAP of activities conducted and transactions consummated on a timely basis.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the core reporting team possesses (discussed in detail in the Company’s response to Staff’s comment No. 25), the management of the Company believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

The Company respectfully advises the Staff that it maintains its books and records in accordance with U.S. GAAP. Therefore, it does not convert its books and records to U.S. GAAP for the purpose of including its financial statements in the Registration Statement and accordingly, does not maintain controls to ensure that it has made all necessary and appropriate adjustments in its conversions and disclosures.

25.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.

Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Securities and Exchange Commission	10	June 10, 2013

The Company respectfully advises the Staff that the Company has built a competent accounting and finance team to prepare the financial statements and evaluate the effectiveness of its internal control over financial reporting. This team has adequate knowledge of U.S. GAAP and SEC rules and regulations. The CFO, supported by the Financial Controller, leads the Company’s accounting and financial function and is responsible for the quality of the Company’s financial statements prepared under U.S. GAAP and the effectiveness of the Company’s internal control over financial reporting. The key financial reporting related personnel include:

•	CFO

•	Financial Controller

•	Financial Reporting Senior Manager

•	Financial Reporting Manager

•	Head of Internal Audit

•	Internal Audit Senior Manager

•	Accounting Manager

•	New Financial Reporting Manager hired in March 2013

To ensure that the Company’s accounting and finance team stay abreast of the latest developments in U.S. GAAP and the SEC rules and regulations, the Company has established the following framework for its team to receive updates on U.S. GAAP and the SEC rules and regulations:

•

The team participates in the U.S. GAAP and SEC rules and regulations update trainings provided by the “Big Four” public accounting firms and other professional institutions in China from time to time. These trainings specifically focus on revenue recognition, variable interest entities (VIEs), business combination, investment, impairment of long-lived assets, goodwill, loss contingency disclosures and other updates on U.S. GAAP and SEC regulations. In addition, the team obtains financial reporting briefs on U.S. GAAP and regulations published by a “Big Four” public accounting firm on a quarterly basis;

•

The team attends ad-hoc online training courses on accounting standards and other related topics, quarterly webcasts on latest accounting and reporting updates, and reading of monthly accounting and auditing news

Securities and Exchange Commission	11	June 10, 2013

•

The team visits the websites of SEC, PCAOB and FASB from time to time to obtain and digest updates, and latest financial reporting manuals and publications relating to U.S. GAAP, and SEC rules and regulations;

•

After participating in the external trainings and visiting the various professional and regulatory websites, the Financial Controller and other team members who attended the training will share the training materials with the whole finance team, educate them on the key takeaways and answer their questions through internal training sessions or other efficient manners.

The respective roles of accounting and finance team members, their relevant education and ongoing training relating to U.S. GAAP, professional designation, and professional experience are described below:

(i)	CFO

a)	Roles:

The CFO’s roles are to: (i) supervise the accounting and finance team of the Company, (ii) review the Company’s financial statements to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies and (iii) take ultimate responsibility over the quality of the Company’s consolidated financial statements prepared under U.S. GAAP, SEC rules and regulations, and the effectiveness of its internal control over financial reporting.

b)	Relevant education and ongoing training:

The CFO received his bachelor’s degree in business administration from Beijing Institute of Technology in 1993. The CFO participates in the external trainings, ad-hoc online training courses and also visits various professional and regulatory websites from time to time (collectively, the “Update Trainings”) as described above.

c)	Professional designation:

Member of the Chinese Institute of Certified Public Accountants (“CICPA”).

d)	Professional experience:

The CFO has been with the Company since January 2010. He has over 17 years of experience in auditing and various finance and accounting management roles.

The CFO obtained experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting prior to joining the Company primarily through his ten years of auditing experience at KPMG, and two years as CFO at a NASDAQ-listed company, KongZhong Corporation.

Securities and Exchange Commission	12	June 10, 2013

From 1995 to 2004, he worked in KPMG’s auditing practice group, including eight years at KPMG’s Beijing office where he was an audit senior manager and two years at KPMG’s Los Angeles office, California. During his employment with KPMG, he was involved in various aspects of the review and audit of U.S. GAAP financial statements including Chinese companies listed in U.S. capital market, U.S. companies listed in U.S. capital market and Chinese subsidiaries of U.S.-listed companies, covering mainly telecommunication, electronics and pharmaceutics. His experience in such engagements mainly included:

•	assessing audit risks and planning audit strategies;

•	customizing the audit program under the PCAOB standards;

•	performing accounting research for unusual and complex transactions in accordance with U.S. GAAP;

•	evaluating critical accounting principles and estimates and reviewing technical accounting documents according to U.S. GAAP;

•	reviewing and commenting on the U.S. GAAP disclosure and reporting packages prepared by Chinese subsidiaries of U.S.-listed companies;

•	evaluating effectiveness of internal control over financial reporting for SOX 404 compliance;

•	communicating audit findings with management or the audit committee of the clients; and

•

reviewing the consolidated financial statements and footnote disclosures, as well as the MD&A and other related sections of SEC filings against disclosure checklists related to Form 20-F and Form 10-K.

From 2007 to 2009, he was the CFO of KongZhong Corporation, a NASDAQ-listed company, where his experience included:

•	Conducting the review of the consolidated financial statements to ensure the transactions are recorded in accordance with U.S. GAAP.

•	reviewing critical accounting estimates and accounting policies in accordance with U.S. GAAP;

•	reviewing accounting research and analysis for new and/or complex transactions under U.S. GAAP and communicating routinely with external auditors on U.S. GAAP issues.

•	evaluating the effectiveness of the internal controls for SOX 404 compliance; and

•

overseeing the preparation and review of the internal interim and annual financial analysis for the purpose of providing relevant information for the MD&A discussion and footnote disclosure included in 6-K and 20-F filings.

Securities and Exchange Commission	13	June 10, 2013

In addition, he currently serves as an independent director and audit committee chair of SouFun.com, a NYSE listed company. He was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007.

To stay abreast of the latest developments in U.S. GAAP and the SEC rules and regulations, the CFO regularly receives and reads financial reporting briefs and developments from “Big Four” public accounting firms such as:

The Financial Reporting Briefs, a quarterly briefs published by a “Big Four” public accounting firm, this publication provides a snapshot of the major accounting and regulatory developments that have occurred during the quarter.

Financial Reporting Developments, a comprehensive guide to financial reporting developments published by a “Big Four” public accounting firm in line with the reporting development, this publication mainly focus on significant topics, such as revenue recognition, business combination, segment reporting, earning per share and so on.

SEC in Focus, a quarterly summary published by a “Big Four” public accounting firm, this publication provides a summary of the current SEC activities, such as, SEC rulemaking, securities markets and current practice issues.

The Company believes that based on the CFO’s financial and accounting related working and management experience and continuous knowledge update of U.S. GAAP and SEC rules and regulations as outlined above, the CFO has gained relevant experience in U.S. GAAP, and SEC rules and regulations reporting, and in developing and leading a finance and accounting team.

(ii)	Financial Controller

a)	Roles:

The Financial Controller’s roles are to: (i) assist the CFO in accounting and financial reporting matters, (ii) supervise the financial reporting senior manager, financial reporting managers and accounting manager in the preparation of consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations, (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, (iv) participate in management meetings for the purpose of identifying potential accounting issues.

Securities and Exchange Commission	14	June 10, 2013

b)	Relevant education and ongoing training:

Master’s degree in accounting from University of International Business and Economics in China. The Financial Controller participates in the Update Trainings as described above.

c)	Professional designation:

Member of the Certified Management Accountants (“CMA”).

d)	Professional experience:

The Financial Controller has been acting in her current capacity since April 2011. Prior to joining the Company, the Financial Controller served as finance manager of Maersk Hong Kong Brigantine Group from 2008 to 2011. While at Maersk, her primary responsibilities include accounting and reporting, corporate governance and business performance analysis. Her team was responsible for overseeing the proper and timely preparation of the consolidated balance sheets, statements of comprehensive income and statements of cash flows in accordance with International Financial Reporting Standards (“IFRS”).

The Financial Controller has passed CMA examinations with high scores in year 2012 which provided her with a solid foundation of knowledge mainly on the below aspects:

•	Difference in financial reporting between IFRS and US GAAP, in terms of revenue and expense recognition, intangibles, leases, impairment and etc;

•	Internal control system and the five key components under the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework;

•	Professional ethical principles and standards for accounting professionals and for the organization;

Based on her previous working experience in IFRS reporting and the learning journey in pursuit of CMA qualification, she developed her knowledge on US GAAP and internal control over financial reporting; and

•	Besides, she updated her knowledge on US GAAP, SEC rules and regulations and Sarbanes-Oxley Act by attending the Update Trainings as described above.

(iii)	Financial Reporting Senior Manager

a)	Roles:

The roles of the Financial Reporting Senior Manager are to: (i) conduct research on accounting issues under U.S. GAAP; (ii) supervise and work together with the financial reporting managers and accounting manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations before they are reviewed by the Financial Controller and the CFO; (iv) provide U.S. GAAP training to the Company’s accounting and finance staff; and (v) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance.

Securities and Exchange Commission	15	June 10, 2013

b)	Relevant education and ongoing training:

Master and bachelor’s degree in accounting from Sichuan University in China. The Financial Reporting Senior Manager participates in the Update Trainings described above.

c)	Professional designation:

The Financial Reporting Senior Manager is in the process of obtaining his American Institute of Certified Public Accountants (“AICPA”) qualification.

d)	Professional experience:

The Financial Reporting Senior Manager has been acting in his current capacity since December 2011. Prior to joining the Company, he spent over 5 years with Deloitte’s Shanghai office and Beijing office. During his employment with Deloitte, he was involved in various aspects of the review and audit of U.S. GAAP financial statements for the Chinese companies (mainly in the technology and software industries) listed in U.S. capital market.

For the Chinese companies listed in U.S. capital market, he was involved in the U.S. GAAP audit of financial statements for the purpose of pursuing initial public offerings (“IPOs”) in the U.S., as well as the annual audit for the Form 20-F filings after the IPOs. His experience in such engagements mainly included:

•	assessing audit risks and planning audit strategies;

•	customizing the audit program under the PCAOB standards;

•	performing accounting research for unusual and complex transactions in accordance with U.S. GAAP;

•	evaluating critical accounting principles and estimates and preparing technical accounting documents according to U.S. GAAP;

•

performing extensive review of revenue recognition according to U.S. GAAP and the consolidated financial statements and footnote disclosures against Form 20-F disclosure checklist and SEC compliance checklist;

•

performing or reviewing substantive audit procedures and analytical reviews on significant accounts, e.g. checking the original financial evidence, testing reasonableness of financial results and analyzing the fluctuation of financial results for each audited period; and

•	testing the effectiveness of design and control of the internal control processes over financial reporting and providing suggestions to management.

Securities and Exchange Commission	16	June 10, 2013

(iv)	Financial Reporting Manager

a)	Roles:

The roles of Financial Reporting Manager are to: (i) conduct research on accounting issues under U.S. GAAP; (ii) work together with the other Financial Reporting Manager and accounting Manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) provide U.S. GAAP training to the Company’s accounting and finance staff; (iv) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance; and (v) conduct share option valuation and review the valuation report provided by independent third party valuation firm.

b)	Relevant education and ongoing training:

Master’s degree in economics from Shanxi University of Finance & Economics and bachelor’s degree in accounting from China Women’s University in China.

The Financial Reporting Manager participates in the Update Trainings described above.

c)	Professional designation:

The Financial Reporting Manager is in the process of obtaining the Association of Chartered Certified Accountants (“ACCA”) certification and has passed twelve out of 14 requisite exams for this certification.

d)	Professional experience:

The Financial Reporting Manager joined the Company in August, 2012. Before joining the Company, she had been a senior accountant in the financial reporting team and accounting team in Sohu.com Inc., a NASDAQ-listed company for four years. Prior to that, she had worked as a financial analyst for more than one year in a valuation company, Jones Lang LaSalle Corporate Appraisal and Advisory. When she worked as financial analyst, she was involved in the valuation of business value and intangible assets, and goodwill impairment testing based on U.S. GAAP.

Securities and Exchange Commission	17	June 10, 2013

The financial reporting manager’s experience in preparing financial statements prepared in accordance with U.S. GAAP prior to joining the Company included:

•	preparing the consolidated balance sheets, income statements and statements of cash flows of Sohu.com Inc. under U.S. GAAP on a quarterly and annual basis related to 10-Q/10-K;

•

preparing the internal interim and annual financial analysis for the purpose of providing relevant information for the MD&A discussion and footnote disclosure included in Sohu.com Inc.’s 10-Q and 10-K filings;

•	performing accounting research and preparing accounting and financial analysis for unusual and complex transactions in accordance with U.S. GAAP;

•	presenting internal financial analysis for consolidated results to the management team monthly; and

•	communicating with external auditors on a regular basis.

(v)	Head of Internal Audit

a)	Roles:

The Head of Internal Audit conducts the Company’s internal audit function and is responsible for evaluating and testing the effectiveness of the Company’s internal control over financial reporting. The responsibilities of the Head of Internal Audit are to perform the evaluation and testing of the Company’s internal control over financial reporting according to Baidu’s SOX 404 compliance instructions. The Head of Internal Audit reports to the CFO and Baidu’s internal audit department on matters relating to the Company’s internal control over financial reporting, including status of Baidu SOX 404 compliance.

b)	Relevant education and ongoing training:

Double Bachelor’s degree in both applied mathematics and international trade from Beijing Polytechnic University in China. The Head of Internal Audit participates in the Update Trainings described above.

c)	Professional designation:

Member of the CICPA, Certified Internal Auditor (“CIA”) and Certified Information System Auditor (“CISA”).

d)	Professional experience:

The Head of Internal Audit has ten years working experience related to audit and financial accounting which include at least seven years on internal audit. He joined the Company in October 2011. Prior to joining the Company, he worked in AsiaInfo-Linkage (NASDAQ:ASIA) for six years as manager of the internal audit department. AsiaInfo-Linkage was the first Chinese technology company listed in NASDAQ in March, 2000. During his tenure at AsiaInfo-Linkage, he mainly involved in its compliance with the Sarbanes-Oxley Act Section 404 and focused on the internal control over financial reporting in line with the US GAAP. His experience in the period mainly included:

•	Performing management assessment of internal controls under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX404);

Securities and Exchange Commission	18	June 10, 2013

•	Facilitating the establishment of the internal control over financial reporting (ICFR) based on the COSO internal control framework and PCAOB instructions;

•	Planning the audit tasks based on risk assessment;

•

Testing the effectiveness of design and operating of the ICFR and reporting the control deficiencies founded to proper level of management. And also, following the remediation of those control deficiencies;

•	Coordinating the work with all relevant parties as well as the external auditor; and

•	Evaluating the adequacy of methods used to prevent and detect fraud.

(vi)	Internal Audit Senior Manager

a)	Roles:

The Internal Audit Senior Manager is responsible for evaluating and testing the effectiveness of the Company’s internal control over financial. The responsibilities of the Internal Audit Senior Manager are to perform the evaluation and testing of the Company’s internal control over financial reporting on an annual basis according to Baidu’s SOX404 compliance instructions.

Relevant education and ongoing training:

Master’s degree in computer architecture of Sun-Yat Sen University and Bachelor’s degree in computer science of Sichuan University.

The Internal Audit Senior Manager participated in the Update Trainings as described above.

b)	Professional designation:

Member of Certified Internal Auditor (“CIA”) and Certified Information System Auditor (“CISA”).

Securities and Exchange Commission	19	June 10, 2013

c)	Professional experience:

The Internal Audit Senior Manager has been acting in her current capacity since Nov 2011. Before joining the Company, she had worked at the Risk Advisory department of Ernst & Young Hua Ming LLP Beijing Office, one of the “Big Four” public accounting firms, for 2 years as a senior, where she had served more than 20 companies of various industries to better comply with the SOX 404 and CSOX. Prior to Ernst & Young Hua Ming LLP, she worked in Protiviti, a leading consulting firm, for about 3 years. During her tenure at there, she mainly engaged in the compliance projects related to U.S. listed companies of the SOX 404 and Hong Kong listed companies of the corporate governance guidelines, and consulting projects of enterprise risk management. Her experience in such engagements mainly included:

•	identify and assess the risks, establish the risk manage policy based on management’s risk appetite

•	investigating and testing various accounting systems designed and implemented under U.S. GAAP;

•	testing the effectiveness of design and control of the internal control processes over financial reporting and providing suggestions to management; and

•	preparing audit plans and customizing integrated audit programs under the PCAOB standards.

(vii)	New Financial Reporting Manager hired in March 2013

a)	Roles:

The responsibilities of new Financial Reporting Manager are to: (i) conduct research on accounting issues under U.S. GAAP; (ii) work together with the other financial reporting manager and accounting manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) prepare financial statements and financial disclosures in accordance with U.S. GAAP and related SEC rules; (iv) provide U.S. GAAP training to the Company’s accounting and finance staff; and (v) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance.

b)	Relevant education and ongoing training:

Master’s degree in accounting from Washington University in St. Louis, United States. During the period in the United States, she majored in accounting related courses, covering, among others, financial reporting under U.S. GAAP and SEC Rules and regulations, accounting policy and research, advance accounting and fraud prevention and internal control.

Securities and Exchange Commission	20	June 10, 2013

She also holds a bachelor’s degree in accounting from China Agricultural University.

c)	Professional designation:

She has passed all of the AICPA exams and is in the process of applying for her AICPA license.

d)	Professional experience:

The new financial reporting manager joined the Company in March 2013. Before joining the Company, she worked more than two years at Deloitte Beijing office as an associate accountant. During her tenure at Deloitte, she focused on the financial services industry, participated in the IPO audit of two companies. Her responsibilities on those engagements mainly included:

•

Perform substantive audit procedures and analytical reviews on significant accounts, e.g. checking the original financial evidence, testing reasonableness of financial results and analyzing the fluctuation of financial results for each audited period;

•	Conduct control tests to identify internal control deficiencies and recommended corrective improvements; and

•	Identify audit discrepancy and audit issues and negotiated with clients.

(viii)	Accounting Manager

a)	Roles:

The Accounting Manager is in charge of the day-to-day accounting and financial function of the Company. Her responsibilities include: (i) supervising the accounting function at the Company’s subsidiaries; and (ii) reviewing the Company’s consolidated financial statements together with the financial reporting managers before the submission of the financial statements to Financial Controller and the CFO.

b)	Relevant education and ongoing training:

Bachelor’s degree in accounting from Central University of Finance & Economics in China.

The Accounting Manager participates in the Update Trainings described above.

c)	Professional designation:

Member of the CICPA.

Securities and Exchange Commission	21	June 10, 2013

d)	Professional experience:

The Accounting Manager has been acting in her current role since February, 2012. Prior to joining the Company, she spent 2 years with Shinewing CPA firm Beijing office and 5 years with MySpace China. During her employment with Shinewing, she was involved in various aspects of the review and audit of PRC GAAP financial statements for the Chinese companies listed in the domestic capital market. During her employment with MySpace China from July 2007 to January 2012, she worked on the preparation of consolidated financial statements in accordance with U.S. GAAP and acquired sufficient knowledge of U.S. GAAP.

The Company respectfully advises the Staff that the team members referenced above are all full-time employees of the Company. Each has an employment agreement with the Company. Furthermore, the Company has not retained an accounting firm or other similar organization to prepare its financial statements or evaluate its internal controls over financial reporting.

To the extent that there is a control deficiency and material weakness as a result of their insufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section.

In response to the Staff’s comment, the Company has revised the risk factor on page 25.

Risks Related to Our Business, page 10

Competition could adversely affect us., page 11

26.	Please define “OTA.”

In response to the Staff’s comment, the Company has defined “OTA” on page 13.

27.	Please elaborate on the risks associated with Ctrip’s alleged prevention of its TSP’s from establishing customer relationships with you. Please quantify the risk to your business as applicable.

The Company respectfully advises the Staff that (i) the Company competes with Ctrip mainly in the hotel segment which is highly fragmented; (ii) the Company believes that it has adequately disclosed the risks associated with Ctrip’s alleged prevention of its TSPs from establishing customer relationships with the Company; and (iii) such risks have not had any material adverse effect on the Company’s business, financial condition and results of operations in the last three years. The Company has disclosed in the Business section on page 107 that the total number of the Company’s TSPs increased from 180 as of December 31, 2010 to 21,314 as of December 31, 2012 and on page 99 that the number of the Company’s TSP customers who contributed at least RMB1 million to the Company’s annual revenues from P4P services increased from 25 in 2010 to 43 in 2011 and 86 in 2012.

Securities and Exchange Commission	22	June 10, 2013

The proper functioning of our website and operating platform is essential …, page 13

28.	Please revise the fifth sentence of the first paragraph under this section heading to improve sentence clarity as words appear to have been omitted from the sentence.

In response to the Staff’s comment, the Company has revised the referenced sentence on page 15.

We may be unable to establish, maintain and deepen relationships with TSPs., page 14

29.	We note your disclosure in the last sentence on page 14. Please clarify the extent to which you are dependent on each of your airline suppliers. As currently drafted, your disclosure suggests that a loss of a single airline supplier would cause you to be unable to continue to display travel data from multiple airline carriers. If this is true, please elaborate on this risk and consider giving it more prominence in your disclosure.

In response to the Staff’s comment, the Company has revised the referenced sentence on pages 16 and 17. The Company respectfully advises the Staff that if the Company loses a single airline TSP, it would not be able to provide travel product information from such airline TSP, but the comprehensiveness of the Company’s query results would not be materially affected because, as disclosed in “Business – Products and Services for Our Users – Search – Air Tickets” on page 102 of the Registration Statement, for each air ticketing information, the Company retrieves air ticketing information from multiple sources.

Our business may be severely disrupted if we lose our senior management team’s services., page 21

30.	We note that you have entered into employment agreements with each of your senior executive officers. Please file these agreements as exhibits pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. Also, we note that you have listed Exhibit 10.3 in the Exhibit Index as “Form of Employment Agreement entered into between the Registrant and an Executive Officer of the Registrant.” See instruction 2 to Item 601 of Regulation S-K.

The Staff’s comment is noted. The Company respectively advises the Staff that each of its senior executive officers will execute an employment agreement on the same form prior to the completion of the Offering. The Company is filing such form of employment agreement as Exhibit 10.3 to the revised draft Registration Statement.

If we fail to implement and maintain an effective system of internal controls, …, page 23

31.	Since you have not undertaken a formal assessment of your internal controls over financial reporting, tell us your basis behind your statement that you have not noted any material weakness as of December 31, 2012 or revise.

In response to the Staff’s comment, the Company has revised the referenced risk factor disclosure on page 25.

Securities and Exchange Commission	23	June 10, 2013

We are an “emerging growth company” and may not be subject to requirements …, page 24

32.	Please state your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Company respectfully advises the Staff that it has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and, as a result, the Company will comply with new or revised accounting standards as required when they are adopted for public companies. In response to the Staff’s comment, the Company has revised its disclosure on page 26 to state its election under Section 107(b) of the JOBS Act, and to include a statement that its decision to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) is irrevocable.

Risks Related to Our Corporate Structure, page 26

If the PRC government finds that the agreements that establish the structure …, page 26

33.	Please provide additional analysis to clarify the likelihood or remoteness of PRC tax authorities implementing any new laws or regulations relating to variable interest entities, as you describe in the third full paragraph under this subject heading, in a way that would materially and adversely affect your business.

The Company respectfully advises the Staff that it is not aware of any current efforts by the PRC tax authorities to implement any new laws or regulations relating to variable interest entities. The Company believes that it has adequately disclosed the related tax risks on page 31 under the heading “Contractual arrangements we have entered into with our affiliated PRC entity may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

Securities and Exchange Commission	24	June 10, 2013

We rely on contractual arrangements with VIE and its shareholders for our China operations, page 27

34.	Please expand your risk factor to address the term and termination provisions of your contractual arrangements. Please make similar revisions under the heading “History and Corporate Structure” beginning on page 59 to the extent not currently disclosed.

In response to the Staff’s comment, the Company has expanded the risk factor to address the term and termination provisions of the contractual arrangements on page 29 and has revised the section “History and Corporate Structure” accordingly on page 65.

35.	We note your disclosure on page 61 that you are in the process of registering the pledge created by the Equity Interest Pledge Agreement with your local SAIC. Please revise this risk factor or another appropriate risk factor to disclose that you are required to register such pledges with the SAIC and to state that these agreements have not yet been registered, and therefore may be unenforceable.

The Staff’s comment is noted. The Company respectfully advises the Staff that the pledge created by the Equity Interest Pledge Agreement has been registered with the local SAIC. The Company has revised the disclosure on page 65 accordingly.

Any failure by the VIE or its respective shareholders to perform their obligations under our contractual arrangements …, page 27

36.	Please elaborate on any challenges you may encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 30.

37.	Please describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over our affiliated entities, including a discussion of the negative consequence to your business and the potential effect on shareholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 30.

Securities and Exchange Commission	25	June 10, 2013

Risks Related to Doing Business in the PRC, page 29

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet and other related businesses., page 30

38.	We note your risk factor disclosure on page 31 that you may be subject to penalties for failing to register with the local administration for industry and commerce, or local AIC. We also note your disclosure on page 41 that you have not registered [most of] your lease agreements with relevant PRC governmental authorities as required by PRC law. Please ensure that your opinion of counsel speaks to the lack of registration in these respects, and with respect to any other material registrations which may be required.

The Staff’s comment is noted. The Company respectfully confirms to the Staff that its PRC counsel’s legal opinion will address the lack of registration of liaison offices and leases as well as any other material registrations required for leases.

Discontinuation of any of the preferential tax treatments …, page 35

39.	Please revise your disclosure to make clear when your current approval or three-year review period ends. Also, include discussion of any procedures by which you may apply for renewal of the preferential enterprise income tax rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 38.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion …, page 37

40.	Please expand your risk factor and, if material, provide disclosure in your Liquidity section and the notes to your financial statements to clearly describe the restrictions on your ability to use the revenues generated from your subsidiaries in the PRC outside of the PRC. For example, please disclose whether revenues generated in the PRC can be used (either with or without regulatory approval) to pay dividends to shareholders outside of the PRC or, in the event of a liquidation by either Beijing Qunar Software Technology Company Limited or Beijing Qu Na Information Technology Company Limited (the VIE), whether the proceeds of the liquidation of assets could be used outside of the PRC or be given to investors who are not PRC nationals.

The Staff’s comment is noted. The Company respectfully advises the Staff that its revenues are primarily derived from the WFOE rather than the VIE. As disclosed on the second paragraph of the first risk factor on page 39, the WFOE can pay dividends in foreign currencies to the Company without prior SAFE approval by complying with certain procedural requirement. The Company has revised the disclosure on page 39 accordingly. The Company also respectfully advises the Staff that the liquidation of Beijing Qunar Software Technology Company Limited and Beijing Qu Na Information Technology Company Limited (the “VIE”) shall follow the company liquidation procedures set forth in the Company Law of the PRC pursuant to which shareholder(s) of a company, whether located in or outside the PRC or whether or not PRC nationals, shall be entitled to receive the proceeds of the liquidation of such company, if any, after the assets of such company having been used to repay/pay outstanding loans, salaries, employees’ social benefits, taxes and other payable items. Also, the Company believes that the liquidation of the VIE will need to follow the directions of the Company and the WFOE, since under the Powers of Attorney the shareholders of the VIE have authorized WFOE’s appointee(s) approved by the Company to exercise the full rights as a shareholder of the VIE as granted by applicable laws and the VIE’s articles of association, including the liquidation rights and the right to receive liquidation proceeds. The Company has disclosed the risks of potential breach by the VIE shareholders of the contractual arrangements, which could arise in the event of liquidation, under the heading “Risk Factors – Risks Related to Our Corporate Structure – Any failure by the VIE or its respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business and financial condition.”

Securities and Exchange Commission	26	June 10, 2013

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law …, page 39

41.	We note from your discussion of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in August 2006, that upon the advice of TransAsia Lawyers, PRC counsel, you believe that you are not required to submit an application to the CSRC for approval of this offering. However, you further state that interpretation and application of the regulations remain unclear. Please ensure that your risk factor disclosures include a materially complete discussion of the potential consequences to the company should the CSRC or other PRC regulatory agencies interpret these regulations differently. In this regard, we note that you may be at risk of fines or penalties or the repatriation of the proceeds from this offering into China may be delayed or restricted. With respect to counsel’s conclusion that “the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours … are subject to this regulation,” please make clear whether the contractual pledges of equity you describe on page 62 may be viewed as a transaction that would require approval. Please also quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC’s approval for this offering.

The Staff’s comment is noted. The Company respectfully advises the Staff that (i) the risk factor disclosures include a complete discussion of the potential consequences to the Company should the CSRC or other PRC regulatory agencies interpret these regulations differently, (ii) the contractual pledges of equity have now been duly registered with the local SAIC, and that such pledges and their registration with the local SAIC are not subject to review or approval of the CSRC or any other PRC regulatory agencies other than the local SAIC, and (iii) the Company cannot quantify the fines or penalties that it may be subject to if the CSRC or another PRC regulatory body subsequently deemed that prior approval or filing was necessary under the New M&A Rules, because (a) the New M&A Rules do not specify the amount or type of fines or penalties for violations thereof, and (b) there are no implementation rules or publicly available precedents related to the enforcement of the New M&A Rules that can be used as reference to quantify such fines or penalties.

Securities and Exchange Commission	27	June 10, 2013

Risks Related to Our ADSs and this Offering, page 43

You may not receive distributions on our ordinary shares …, page 47

42.	Please clarify your disclosure under this subject heading in light of your disclosure on page 45 that you do not expect to pay dividends in the foreseeable future.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 50.

We will be a “controlled company” within the meaning of the [NYSE/NASDAQ] rules …, page 48

43.	Please reconcile your reference in the header of this risk factor that you “will rely” on exemptions from corporate governance requirements with your statement that you “do not intend to rely” on any exemptions in the last sentence of the first paragraph under this heading.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 51.

Use of Proceeds, page 51

44.	Please disclose the amount and expected use of proceeds in the event the underwriters exercise their over-allotment option.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 54. The Company respectfully advises the Staff that it intends to use the additional proceeds from the over-allotment option, if any, for general corporate purposes.

45.	Please tell us and disclose the amounts of underwriting discounts and commissions and the estimated offering expenses

The Company advises the Staff that the requested information on underwriting discounts and commissions has not yet been discussed or determined by the Company and the underwriters. In addition, the Company is not able to estimate the offering expenses until the expected offering size is determined and the counsel and accountants have substantially completed their work relating to the Offering. The Company will provide the requested information as soon as it is available.

46.	Considering the restrictions and challenges discussed in the risk factor that starts on page 36, please explain to us how funds raised off-shore would be used to operate your business in China, including how you plan to structure the funding of your PRC subsidiaries from the proceeds of this offering and the timetable associated with the applicable government registration requirements and receipt of the necessary government approvals.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 54.

Securities and Exchange Commission	28	June 10, 2013

Capitalization, page 53

47.	Please disclose your capitalization information as of a date no earlier than 60 days prior to the date of the prospectus. See Item 4 of Form F-1 and Item 3.B of Form 20-F.

The Company respectfully submits to the Staff that, as a foreign private issuer, the Company is permitted to present capitalization information in the capitalization table as of the same date as the most recent balance sheet required in the Registration Statement pursuant to Section 6270 of the Division of Corporate Finance’s Financial Reporting Manual.

48.	Please revise your capitalization to include the amount of indebtedness from Baidu. Please distinguish secured and unsecured indebtedness. Refer to Item 4 of Form F-1 and Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 56. The Company respectfully advises the Staff that all of such debt from Baidu are unsecured.

Enforceability of Civil Liabilities, page 57

49.	Please revise your discussion to make clear the whether or how shareholders may originate a cause of action in the PRC and the Cayman Islands.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 60 and 61.

History and Corporate Structure, page 59

50.	Please clarify whether each of the transactions in which you capitalized your business to date, as described under this section heading, were in compliance with the laws of the PRC, whether they required PRC approval and whether approval was obtained. Additionally, please ensure that your opinion of counsel clarifies this issue.

The Company respectfully advises the Staff that all transactions by which it has capitalized its business to date were in compliance with the laws of the PRC and obtained all the relevant approvals (if any). The Company is discussing the legal opinion with its counsel.

Our History, page 59

51.	Please revise your disclosure to discuss, to the extent material, the business of each of your subsidiaries and the businesses of each of the subsidiaries of your VIE.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 66.

Securities and Exchange Commission	29	June 10, 2013

52.	Please provide disclosure pursuant to Item 4 of Form F-1 and Item 4.A.6 of Form 20-F.

The Company respectfully advises the Staff that as disclosed under the heading “Capital Expenditure” on page 89, its capital expenditures were incurred primarily in connection with investments in servers, computers and other office equipment, and leasehold improvements. Due to the nature of its business, the Company has not engaged in, nor is contemplating, any principal capital expenditures and divestitures.

Non-Competition from Baidu, page 60

53.	Please file your non-competition agreement with Baidu as an exhibit to your registration statement. See Item 8 of Form F-1 and Item 601 of Regulation S-K.

The Company respectfully submits that the non-competition provision with Baidu is included in its Business Cooperation Agreement with Baidu, Inc., which is being amended at the time being and will be filed as an exhibit to the Company’s Registration Statement once the amended version becomes available.

Our Corporate Structure, page 61

Contractual Arrangements with our VIE and its shareholders, page 61

54.	Please revise to explain how, through the contractual arrangements, you receive economic benefits generated from the VIE and clarify that this does not mean that you actually receive all of the VIE’s revenues.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 66.

Restated Exclusive Technical Consulting and Services Agreement, page 61

55.	Please quantify the economic benefits you have received from the VIE to date in consideration for services provided by the WFOE.

The Company respectfully advises the Staff that the WFOE has not received any economic benefits from the VIE to date in consideration for services provided by the WFOE. Any service fee payable to the WFOE shall be calculated based on the VIE’s revenues reduced by its turnover taxes such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. Based on this calculation methodology stipulated in Exhibit II- Calculation and Payment of the Service Fee to the Restated Exclusive Technical Consulting and Services Agreement, the service fee payable by the VIE to the WFOE has been nil to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 to quantify the economic benefits the WFOE has received from the VIE to date in consideration for services provided by the WFOE.

Securities and Exchange Commission	30	June 10, 2013

Selected Consolidated Financial Data, page 63

56.	Please provide selected historical financial data for the five most recent fiscal years. Selected financial data for either or both of the earliest two years of the five-year period may be omitted, however, if you represent to the home country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. If so, please provide a statement to state this fact in the next amendment. Refer to Item 4 of Form F-1 and Item 3A of Form 20-F.

The Company respectfully submits that as an emerging growth company, the Company is not required to present more than two years of audited financials pursuant to Section 7(a)(2)(A) of the Securities Act.

57.	We note you have dividend payable of RMB 74,001 as of December 31, 2012. As such, please disclose cash dividend paid per ordinary share for all applicable periods presented pursuant to Item 3A of Form 20-F.

The Company respectfully advises the Staff that the Company did not declare or pay any cash dividends during the year ended December 31, 2010. The Company only declared cash dividends in 2011 in connection with the Baidu Transaction and paid such cash dividends in 2011 and 2012. The Company has not otherwise declared or paid cash dividend to its holders of ordinary shares.

As such, the Company respectfully submits to the Staff that inclusion of a line item “cash dividend paid per ordinary share” in the Selected Consolidated Financial Data tables does not appear to adequately present the actual nature of such cash dividends paid by the Company in 2011 and 2012.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to disclose cash dividends paid per ordinary share for all applicable periods presented.

58.	Please disclose the currency exchange rate in accordance with Item 4 of Form F-1 and Item 3.A.3 of Form 20-F.

The Company respectfully advises the Staff that, considering that the Registration Statement provides U.S. dollar equivalents in a large number of places, the Company has disclosed the exchange rate used for conversions to U.S. dollars in the Registration Statement in the “Conventions that Apply to this Prospectus” on page ii to ensure readability and brevity of its disclosure.

Securities and Exchange Commission	31	June 10, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Overview, page 66

59.	We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Regulation section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations. See Item 4 of Form F-1 and Item 5.A.4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 71.

Liquidity and Capital Resources, page 82

60.	We note your disclosure on page F-41 regarding the requirements to set aside profits for statutory reserves. In addition, we note your disclosures on page 37 that there are government imposed restrictions on the remittance of RMB into and out of the PRC which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the distributions from your PRC entities and how this may impact your operations and liquidity.

The Company respectfully advises the Staff that, under the current regulatory regime, the Company does not believe that such foreign exchange control restrictions would hinder the distributions from its PRC entities to its offshore entities. As disclosed in the relevant risk factor on page 39, currently the Company’s PRC subsidiaries are not required to obtain SAFE approval to remit dividends to the Company’s offshore entities. The Company included this risk factor to alert investors that the applicable foreign exchange control regulations may change in the future in a way that might subject the Company to approval requirements.

The Company further respectfully advises the Staff that, as nearly all of the Company’s operations are in the PRC, the operations and liquidity of the PRC entities are unlikely to be impacted if the PRC entities encountered difficulty remitting dividends to its offshore entities.

Capital Expenditures, page 84

61.	Please add information concerning the principal capital expenditures currently in progress, including the method of financing. See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 to add information concerning the principal capital expenditures currently in progress, including the method of financing.

Securities and Exchange Commission	32	June 10, 2013

Business, page 92

Sales and Marketing, page 105

62.	Please provide a description of your marketing channels for your P4P and display advertising services, including an explanation of any special sales methods. See Item 4 of Form F-1 and Item 4.B.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 110. The Company respectfully advises the Staff that substantially all of its marketing efforts are targeted at its users instead of its customers for P4P and display advertising services. The Company utilizes primarily its own sales team to conduct direct sales to its potential customers by way of site visits and telephone sales. The Company has also disclosed on page 73 that the majority of its advertising customers purchase its display advertising services through third-party advertising agencies. Other than the volume rebates offered to large customers and advertising rebates to third-party advertising agencies, the Company does not use any special sales methods.

Regulation, page 107

63.	Please revise the first paragraph of this section to make it clear that you discuss all regulations that materially affect your business, not just PRC regulations. See Item 4 of Form F-1 and Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 113.

64.	Please include discussion under this section heading of the regulations and registration requirements referenced in the last paragraph of the risk factor titled “We may be adversely affected by the complexity, uncertainties …” on page 30, and in the risk titled “We face certain risks relating to the real properties…” on page 41.

In response to the Staff’s comment, the Company has revised disclosure on Regulations on Foreign Ownership in Value-Added Telecommunications Service on page 114, and added disclosure on Regulations on Leases on pages 134.

Management, page 128

Directors and Executive Officers, page 128

65.	Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard, we note as examples only the affiliations between Mr. Chenchao (CC) Zhuang and Baidu Holdings Limited, Mr. Robin Yanhong Li and Baidu Holdings Limited, and between Mr. Richard Jin Choon Lim and the GSR funds.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 137.

Securities and Exchange Commission	33	June 10, 2013

66.	We note the disclosure in the fourth risk factor on page 47 which references key personnel and employees. Please provide the disclosure required by Item 4 of Form F-1 and Item 6.A.1 of Form 20-F with respect to any such key personnel upon whose work the company is dependent.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 50.

Board of Directors, page 130

67.	We note your risk factor disclosure on pages 20 and 28 regarding conflicts of interest. Please clarify whether you have any procedures for handling conflicts of interests and whether directors are required to disclose any conflicts of interests.

The Company respectfully advises the Staff that the directors and officers of the Company are required to disclose any conflicts of interests they have with respect to the subject matter before each board meeting. In addition, the Company’s management conducts quarterly review of its transactions with related parties, including directors and officers.

Equity Incentive Plan, page 132

68.	Please provide the amount of ordinary shares underlying the options granted to each of your directors and executive officers in your table on page 133.

In response to the Staff’s comments, the Company has revised the footnote to the table on page 140 to clarify the reason for the omission of the actual amount of ordinary shares underlying such options.

The Company respectfully advises the Staff that, pursuant to Item 6.B.1 of Form 20-F, “disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” The Company respectfully advises the Staff the ordinary shares underlying the options held by each of the three directors and officers listed in the table on page 140 are not required to be disclosed in either the Cayman Islands or the PRC, and are not otherwise publicly disclosed by the Company. As such, the Company respectfully requests that the Staff allows to the Company to keep the disclosure on page 140 as is.

69.	Please explain how your disclosure that Chenchao (CC) Zhuang would beneficially own less than 1% of our outstanding ordinary shares upon exercise of all options granted to him is consistent with your disclosure on page 134 that he is the beneficial owner of 7.77% of ordinary shares prior to this offering.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 141.

Securities and Exchange Commission	34	June 10, 2013

Principal Shareholders, page 134

70.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Baidu Holdings Limited. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 142.

71.	Footnote (1) to the beneficial ownership chart references footnote (8) which does not appear on page 135. Please revise or advise.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 141.

Description of Share Capital, page 137

72.	Please include discussion of the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please make clear that the depositary will initially be listed in the register of members and include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. You should also discuss the ability of shareholders to seek rectification of the register of members.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 148.

Taxation, page 158

73.	Here and under the section titled “Enforceability of Civil Liabilities” on page 57, please include discussion of all material jurisdictions as necessary, for example, the Hong Kong.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the Company has included discussions of all material jurisdictions as the Company can currently anticipate, and that the Company will amend the discussions accordingly if additional material jurisdictions arise in the contemplated offering.

U.S. Federal Income Tax Considerations, page 159

74.	Please revise your disclosure under this heading as follows:

•	Make clear the “Treaty” referenced on page 161, including its material terms;

•	Make clear whether you will annually provide investors with the information necessary to make appropriate elections regarding your status as a PFIC;

•	Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010 discussed under the section titled “Information Reporting and Backup Withholding” on page 163.

In response to the Staff’s comment, the Company has added such a statement on pages 169, 170 and 171.

Securities and Exchange Commission	35	June 10, 2013

Underwriting, page 164

Commissions, page 165

75.	Please disclose, as a percentage of the total offering amount, the underwriting discounts and commissions you have agreed to pay your underwriters. See Item 4 of Form F-1 and Item 9.F.1 of Form 20-F.

The Company advises the Staff that the requested information on underwriting discounts and commissions has not yet been discussed or determined by the Company and the underwriters. The Company will provide the requested information as soon as it is available.

Experts, page 173

76.	Please provide a statement to the effect that your auditor’s report is included in your registration statement with the consent of your auditor. See Item 4 of Form F-1 and Item 10.G of Form 20-F.

The Company respectfully advises the Staff that the confidential submission of the draft registration statement of an emerging growth company under the JOBS Act does not constitute a filing. As a result, the draft registration statement does not have to include the consent of the Company’s auditor. The Company supplementally advises the Staff that a consent of its auditor will be included in a public filing of the registration statement.

Consolidated Statements of Cash Flows, page F-6

77.	Please explain to us and disclose the nature of cash distributions of RMB 1,529,662 and RMB 74,256 under cash flow from financing activities for 2011 and 2012, respectively.

The Company respectfully advises the Staff that the nature of cash distributions of RMB 1,529,662 and RMB 74,256 under cash flows from financing activities for the years ended December 31, 2011 and 2012 were related to distributions to ordinary shareholders and non-employees with vested share entitlements who had exercised their awards upon the closing of the Baidu Transaction as disclosed on F-36.

In response to the Staff’s comment, the Company has revised its disclosure on F-6 and F-36 to disclose the nature of cash distributions of RMB 1,529,662 and RMB 74,256 under cash flow from financing activities for 2011 and 2012, respectively.

Securities and Exchange Commission	36	June 10, 2013

Revenue recognition, page F-15

Pay-for-performance services, page F-16

78.	Tell us in further detail how you are recognizing the portion of the revenue associated with the award credits used for cost-per-click services. In this regard, explain to us how revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Lastly, tell us and disclose the amount of revenue deferred as of December 31, 2012, and the estimated period of time over which such deferred revenue will be recognized; if estimable.

The Company respectfully advises the Staff that it is recognizing the portion of the revenue associated with the award credits used for cost-per-click services when the customers apply the award credits to the clicks the Company directs to the customers’ webpages.

The customers make an upfront non-refundable advance payment that entitles them to receive cost-per-click services based on the rates of the cost-per-click services when the services are rendered. The upfront non-refundable payment is applied to the clicks the Company directs to the customers’ webpages on a monthly basis. The amount of award credits earned by the customers will be determined at the end of each month based on the customers’ spending on cost-per-click services for the month. The award credits can only be used for cost-per-click services, do not expire and are not redeemable for cash. Based on the Company’s operating history over the past six years, the customers generally apply the award credits to services rendered in the following month. Furthermore, all of the Company’s cost-per-click contracts stipulate that the Company is entitled to payment based on proportional performance when the contract is terminated.

The Company accounts for the award credits granted to its customers in conjunction with the current month’s spending on cost-per-click services analogous to an element included in a multiple-element arrangement pursuant to ASC 605-25 (specifically, as a current sale of cost-per-click services and an obligation to deliver future cost-per-click services). The clicks sold and award credits earned constitute separate deliverables, and therefore, the monthly spending is allocated between the clicks sold and the award credits earned by the customers based on their relative-selling-prices. The Company’s relative-selling-price for each deliverable is determined based on the Company’s best estimate of selling price (“BESP”) for that deliverable because neither vendor specific objective evidence nor third-party evidence of selling price exists. In determining its BESP for each deliverable, the Company considers the number of award credits that it anticipates ultimately will be applied to cost-per-click services, the timing of expected application of the award credits, its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis.

Taking into consideration the above factors, the relative selling value of the clicks sold and award credits earned, respectively, is proportionate to the amount of clicks delivered and amount of clicks to be delivered in the future, respectively. Therefore, such revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer.

Securities and Exchange Commission	37	June 10, 2013

The amount of revenue deferred as of December 31, 2012 recorded in customer advances and deposits amounted to RMB 5,554 and the estimated period of time over which such deferred revenue will be recognized is one month.

In response to the Staff’s comment, the Company revised its disclosure on F-16 to disclose the amount of revenue deferred as of December 31, 2012, and the estimated period of time over which such deferred revenue will be recognized.

Display advertising services, page F-17

79.	We note your disclosure that your display advertising service arrangements involves multiple deliverables such as banner advertisements, logos and other media insertions delivered over the same period of time. We also note the arrangements including free advertising elements. In that regard, tell us and disclose how you allocate and recognize revenue associated with this apparent deliverable in the multiple deliverables arrangement.

The Company respectfully advises the Staff that the banner advertisements, logos, other media insertions and the free advertising elements are each considered to be a separate deliverable in the multiple deliverable arrangements. As disclosed in F-16, the total consideration of each multiple deliverable arrangement is allocated to each deliverable on the basis of their relative selling price. The Company’s relative selling price is determined based on the Company’s best estimate of selling price (“BESP”) for that deliverable because neither vendor specific objective evidence nor third-party evidence of selling price exists. In determining its BESP for each deliverable, the Company considers its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverable were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The Company also monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

In response to the Staff’s comment, the Company has also revised its disclosures on F-16 and F-17 to disclose how it allocates and recognizes revenue associated with the free advertising elements in its multiple deliverable arrangements.

8. Income Taxes, page F-26

80.	We note the line item “deemed revenue” within your reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax expense. Please enhance your disclosure to explain the nature of this line item and how it is calculated.

In response to the Staff’s comment, the Company has revised its disclosure on F-27 to disclose the nature of the “deemed revenue” line item and how it is calculated.

Securities and Exchange Commission	38	June 10, 2013

81.	We note the significant change in your unrecognized tax benefits from 2011 to 2012 and the increase due to an increase in deemed revenues, corporate income taxes related to intercompany transactions, and temporary differences associated with certain accrued expenses. In that regard, please further explain how the deemed revenues triggers unrecognized tax benefits as it appears the related impact are already included in your statutory to effective tax rate reconciliation on page F-27.

The Company respectfully advises the Staff that the Company acts as an agent for its air travel facilitating services including aviation insurance policies (the “Aviation Insurance Arrangements”) in accordance with ASC 605 and therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss. Under the current PRC tax laws and regulations, the Company’s existing business arrangement more likely than not will subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is recognized as deemed revenue for additional income taxes, which is permanent item that affects the effective tax rate. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. The Company has revised its disclosure on F-27 to disclose the nature of the “deemed revenue” line item and how it is calculated.

The Company also respectfully advises the Staff below supplemental information: while the Company is in the process of reviewing the existing business arrangement to assess how to reduce the “deemed revenue” exposure under the PRC tax laws and regulations, the Company declares such revenue on a net basis in its income tax returns filed with the PRC tax authorities. Therefore, the deemed revenue amount triggers unrecognized benefits even though the related impact is already included in the Company’s statutory to effective tax rate reconciliation on page F-27.

12. Convertible preferred shares, page F-34

82.	We read your disclosure, “On July 20, 2011, in connection with the closing of the Baidu Transaction, the Convertible Preferred Shares were modified and converted into 63,699,680 ordinary shares in total with a distribution of RMB1,337,604 (note 14).” In that regard, please tell us and disclose in sufficient detail how the convertible preferred shares were modified and how they were part of the ordinary shares subscription with Baidu in 2011. Also, explain and disclose what the cash distribution represents and how it was accounted for in the financial statements.

The Company respectfully advises the Staff that, on June 22, 2011, 1,632,965 convertible preferred shares converted into the same number of ordinary shares.

On July 20, 2011, The Company modified the convertible preferred shares by adjusting the conversion ratio and distributing fixed cash payments per ordinary share to facilitate a closing condition of the Baidu Transaction that the convertible preferred shares be converted into ordinary shares.

Securities and Exchange Commission	39	June 10, 2013

On the closing date of the Baidu Transaction, the then existing 61,297,314 convertible preferred shares were converted into 3,615,818 ordinary shares, 991,348 Class A, 49,971,749 Class B and 6,718,399 Class C ordinary shares, respectively. In addition, the Company declared dividends of US$3.4074, US$1.6113, US$3.5475 and US$2.3655 for each ordinary share, Class A, Class B and Class C ordinary share, respectively. The dividend amounts for each class of ordinary shares reflected the dilution of the equity interest of each class of ordinary shares after the closing of the Baidu Transaction. The total dividends declared to the holders of convertible preferred shares amounted to RMB1,337,604. Simultaneously, each Class A, Class B and Class C ordinary share was converted into 1.77606, 0.93950 and 1.45001 ordinary share, respectively. There were no other modifications to the terms and conditions of the convertible preferred shares.

As a result, all the convertible preferred shares were converted into 63,699,680 ordinary shares in total.

The Company respectfully advises the Staff that the cash distribution upon the closing of the Baidu Transaction amounting to RMB 1,337,604 as discussed above represented the dividends declared and paid to the holders of convertible preferred shares on July 20, 2011. The dividends were accounted for as distribution and were included in “Distribution and payment of CERH fees” in the consolidated statements of changes in shareholders’ deficit.

In response to the Staff’s comment, the Company has revised its disclosure on F-34 and F-35 to disclose how the convertible preferred shares were modified and how they were part of the ordinary shares subscription with Baidu in 2011, and what the cash distribution represents and how it was accounted for in the consolidated financial statements.

13. Redeemable ordinary shares, page F-35

83.	Refer to the third paragraph on subsequent accounting for the redeemable ordinary shares. We note your disclosure that “[a]s the fair value exceeded the redemption value of $1.45533 per share, there was no downward accretion to the redemption value under ASC 480-10-S99-1.” However, the guidance within ASC 480-10-S99-1 (or SAB Topic 3C Question 2) applies only when the fair value is lower than the redemption value resulting in a subsequent upward accretion. In your situation, we are unclear how the literature would preclude you from a downward accretion to the redemption value. Please explain. Also, advise us the business purpose of setting your redemption value lower than the ordinary share fair value upon its reclassification from permanent to mezzanine equity.

The Company respectfully advises the Staff that the inclusion of the redemption clause in its memorandum and articles of association is considered to be a substantial modification to the Company’s ordinary shares not held by Baidu, and the Company accounted for the modification as an extinguishment of those ordinary shares in exchange for the issuance of redeemable ordinary shares by analogy to ASC 815-40-35-9-2. Therefore, the initial carrying amount of the redeemable ordinary shares, representing the fair value of the redeemable ordinary shares on the date of modification, is $1.58 per share, which exceeded the redemption value of $1.45533 per share. Paragraph 16 of ASC 480-10-S99-3A states that the amount presented in temporary equity of a redeemable equity instrument should be no less than the initial amount reported in temporary equity for the instrument. Hence, the Company did not downward accrete the redeemable ordinary shares to its redemption value.

Securities and Exchange Commission	40	June 10, 2013

In response to the Staff’s comment, the Company revised its disclosure on F-35 to clarify that it accounted for the reclassification of the ordinary shares from permanent equity to mezzanine equity as an extinguishment.

The Company respectfully advises the Staff that the inclusion of the redemption clause in the memorandum and articles of association was to guarantee the minority shareholders (amongst which included the founders of the Company) a reasonable return on their investment upon the closing of the Baidu Transaction, which gave Baidu a controlling interest. During the negotiations of the Baidu Transaction, Baidu had committed to irrevocably waive its redemption right. In addition, Baidu’s position was that if the minority shareholders would exercise their redemption rights, the enterprise fair value of the Company would decrease considering the departure of the founders from the Company. Based on this position, the minority shareholders and Baidu mutually agreed that the redemption value should be set lower than the enterprise fair value used for pricing the Baidu Transaction. Therefore, the business purpose of setting the redemption value lower than the ordinary share fair value upon reclassification from permanent to mezzanine equity was to provide an equitable return to the minority shareholders that was fair to all parties in the transaction.

16. Share-based compensation, page F-37

Employee Options, page F-37

84.	We note you granted options with performance conditions based on revenue and net income targets. Tell us and revise your disclosure to provide the specifics with regard to the performance targets.

The Company respectfully advises the Staff that the specifics with regard to the performance targets to be achieved, for the year ended December 31, 2012, were as follows:

a) at least 90% of the total consolidated revenue target of RMB530,000;

b) at least 90% of the total revenue target from hotels for reservations and sales facilitated through the Company’s platforms of RMB150,000; and

c) the Company recorded a consolidated net income.

In response to the Staff’s comment, the Company has revised its disclosure on F-37 and F-38 to disclose specifics with regard to the performance targets.

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-38

85.	Refer to your disclosure where you state, “[T]he fair value of the share options immediately after the modification was lower than the fair value of the options immediately before the modification. Therefore, the Company did not recognize any incremental compensation costs related to such modification.” Please explain and disclose the purpose of the modification and why it resulted in a lower fair value after the modification.

Securities and Exchange Commission	41	June 10, 2013

The Company respectfully advises the Staff that the purpose of the modification of the share options was to achieve a more favorable tax position for the option holders under the People’s Republic of China (the “PRC”) individual income tax regulations. The Company did not benefit from the early legal exercise. Specifically, under the PRC tax law, the option holder is subject to individual income tax when the share option is legally exercised and the related tax liability is based on the value of the share option upon legal exercise. While the early legal exercise of the share options immediately triggers the income tax payment by the option holder, the option holder may benefit as the tax liability is calculated based on the current rather than future value of the share options which may become significantly higher as the Company continues to grow.

The Company respectfully advises the Staff that the Company considered whether the fair value of the award increased immediately after the early exercise of the share options was allowed. As disclosed in F-37, the Company adopted the Black-Scholes-Merton model to assess the fair value of share options and the fair value of the share options under that model is based on the fair value of the underlying equity interest, expected stock volatility, expected dividends, risk-free interest rate, exercise price and expected term of the share option. The early exercise had no impact to any of these assumptions except for the expected term of the share option. The repayment term of the non-recourse loans was the longer of three years or the original vesting period, and was shorter than the expected term immediately before the modification which ranged from seven to ten years. The repayment term reduced the expected terms of the share options as the Company expects option holders to repay the loan at the end of the repayment term who may otherwise have to forgo the awards. Based on the Black-Scholes-Merton model, a shorter expected term reduces the fair value of the share option. As a result, the fair value of the share option decreased immediately following the modification.

In response to the Staff’s comment, the Company has revised its disclosure on F-38 to disclose the purpose of the modification and why it resulted in a lower fair value after the modification.

Modification of the Plan on June 22, 2011, page F-39

86.	Please provide to us your accounting analysis for the modification of the Plan on June 22, 2011. In doing so, please explain to us the purpose of the CERH fee payments to employees with vested and non-vested options. In addition, tell us and disclose how you accounted for the payments in the financial statements. Please also supplement your analysis with a summary discussion of why the fair value of the awards immediately after the modification with a proportionately adjusted exercise price was lower than the fair value of the awards immediately before the modification.

The Company respectfully advises the Staff that the purpose of the CERH fee payments to employees with vested and unvested options was to compensate them for the dilution in their equity interests of the Company as a result of the issuance of ordinary shares to Baidu. It was a closing condition of the Baidu Transaction that grantees provided their consent to the issuance of ordinary shares to Baidu.

Securities and Exchange Commission	42	June 10, 2013

As disclosed in F-39, as of the date of modification, all vested and unvested share options and share entitlements held by employees were converted into share entitlements to purchase 1.77606 share entitlements at a proportionately adjusted exercise price. In addition, such employees were entitled to receive a cash payment amounting to US$1.6113 per unit held (the “Employee CERH Fee”) by such employees upon the closing of the Baidu Transaction.

All the awards issued up to the modification date were considered equity awards and the Plan does not have any anti-dilution protection clauses. Thus the Company considered the accounting treatment in accordance with ASC 718-20-35-3.

As disclosed in F-37, the Company adopted the Black-Scholes-Merton model to assess the fair value of share options. The Company assessed the incremental fair value of each award due to the modification with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. While the conversion ratio and the exercise price of each award were adjusted in favor of the grantee, such effect was unable to fully offset the dilution of the equity interest when Baidu obtained the controlling interest in the Company through the subscription of ordinary shares. As a result, the fair value of the award immediately after the modification was lower than the fair value of the award immediately before the modification.

The Company considered the accounting impact for vested and unvested awards separately. As the Employee CERH Fee for vested awards was fixed and not indexed to the Company’s shares and was not subject to any future services, the Company concluded that the cash payment represented a settlement. As explained above, there was no incremental fair value of the modified awards over the original awards due to the modification and thus the settlement did not result in any additional compensation cost. The Employee CERH Fee for vested awards was accounted for as a repurchase of the equity instrument in accordance with ASC 718-20-55-97 and the cash payment was included in “Distribution and payment of CERH fees” in the consolidated statements of changes in shareholders’ deficit.

As the Employee CERH Fee related to unvested awards requires future services by the grantee, the Company considered the guidance in ASC 718-20-55-144 and concluded that such Employee CERH Fee represented a modification that changed the classification from equity to liability. According to ASC 718-20-55-124, the liability is recorded at the fair value of the award multiplied by the proportion of the service period that has elapsed for unvested awards. To the extent that the liability exceeds the amount recognized in equity for the original award, the excess is recognized as compensation cost. The remaining portion of the liability component is recognized as compensation expense over the remaining vesting period as the Employee CERH Fee is fixed.

Securities and Exchange Commission	43	June 10, 2013

The Company respectfully advises the Staff that it relied on ASC 718-20-35-3 to determine the basis of the bifurcation of the liability and equity components. ASC 718-20-35-3 states that a modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award and, in substance, the Company repurchased the original award by issuing a new award with liability and equity components. Hence, the determination of the extent to which the liability portion exceeded the corresponding amount recognized in equity for the original award is based on the relative allocation of the fair value of the entire award at the modification date, between the equity and the liability components. The difference between the fair value of the modified liability portion of the award as of modification date and the grant date fair value of that portion of the award for the service period that had elapsed amounting to RMB9,472 was recognized as additional compensation expense upon modification.

As explained above, the fair value of the award immediately after the modification was lower than the fair value of the award immediately before the modification. There was no additional compensation expense for the equity portion of the unvested awards arising from the modification and thus the compensation expense for the equity portion would continue to be based on that portion’s original grant date fair value.

In response to the Staff’s comment, the Company has revised its disclosure on F-39 to disclose how it accounted for the CERH fee payments.

87.	We note that you make CERH payments to employees with non-vested options based on their original vesting schedules and that the payment obligation is a liability award subject to remeasurement and bi-furcation based on the relative fair value of the liability and equity components of the award. Please explain to us why the liability amount would be subject to remeasurement in light of the fact that it is fixed at $1.6113. In addition, explain why bi-furcation based on the relative fair value of the liability and equity components is appropriate by citing the relevant accounting literature you relied upon for bi-furcation.

The Company respectfully confirms with the Staff that the liability amount would remain unchanged in light of the fact that it is fixed at $1.6113 per unit.

As the Employee CERH Fee related to unvested awards requires future services by the grantee, the Company considered the guidance in ASC 718-20-55-144 and concluded that such Employee CERH Fee represented a modification that changed the classification from equity to liability. According to ASC 718-20-55-124, the liability is recorded at the fair value of the award multiplied by the proportion of the service period that has elapsed for unvested awards. To the extent that the liability exceeds the amount recognized in equity for the original award, the excess is recognized as compensation cost. The remaining portion of the liability component is recognized as compensation expense over the remaining vesting period as the Employee CERH Fee is fixed.

The Company respectfully advises the Staff that it relied on ASC 718-20-35-3 to determine the basis of the bifurcation of the liability and equity components. ASC 718-20-35-3 states that a modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award and, in substance, the Company repurchased the original award by issuing a new award with liability and equity components. Hence, the determination of the extent to which the liability portion exceeded the corresponding amount recognized in equity for the original award is based on the relative allocation of the fair value of the entire award at the modification date, between the equity and the liability components. The difference between the fair value of the modified liability portion of the award as of modification date and the grant date fair value of that portion of the award for the service period that had elapsed amounting to RMB9,472 was recognized as additional compensation expense upon modification.

Securities and Exchange Commission	44	June 10, 2013

In response to the Staff’s comment, the Company has revised its disclosure on F-39 to clarify that the liability amount is not subject to remeasurement because it is fixed at US$1.6113 per unit.

Undertakings, page II-3

88.	Please provide the undertakings required by Item 9 of Form F-1 and Item 512(a)(5) and (6) of Regulation S-K.

In response to the Staff’s comment, the Company has added such undertakings on page II-3.

*        *        *         *

Securities and Exchange Commission	45	June 10, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

Li He

Enclosures

Annex A

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP

Annex A

Qunar Cayman Islands Limited

(A) Support for Statements from the Revised Registration Statement

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>1-1
Total revenues of the travel industry in China grew from RMB 1.16 trillion in 2008 to RMB 2.20 trillion in 2011, representing a CAGR of 23.8%, according to iResearch.</td><td>92</td><td>China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group</td><td>6</td></tr>
<tr><td>1-2
Total revenues of the travel industry in China is expected to reach RMB 3.10 trillion in 2015, representing a CAGR of 9.0% from 2011, according to iResearch.</td><td>92</td><td>Same as above</td><td>6</td></tr>
<tr><td>1-3
The following table contains data from iResearch regarding the total revenue of China's travel industry.
<table><tr><th>Billion RMB</th><th>2008</th><th>2009</th><th>2010</th><th>2011</th><th>2012E</th><th>2013E</th><th>2014E</th><th>2015E</th></tr><tr><td>Total Travel Industry</td><td>1,160</td><td>1,290</td><td>1,870</td><td>2,200</td><td>2,400</td><td>2,620</td><td>2,850</td><td>3,100</td></tr></table>Source: iResearch</td><td>92</td><td>Same as above</td><td>6</td></tr>
</table>

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
1-4 The airline industry in China grew from RMB 190 billion in 2009 to RMB 240 billion in 2011 in terms of airline tickets transaction value, representing a CAGR of 12.4%, according to iResearch.	92	Same as above	11
1-5 The online travel market in China grew from RMB 48.6 billion in 2008 to RMB 131.4 billion in 2011, representing a CAGR of 39.3%, according to iResearch.	93	Same as above	6
1-6 The online travel as a percentage of the total travel industry in China expanded from 4.2% in 2008 to 6.0% in 2011, according to iResearch.	93	Same as above	6
1-7 Airline tickets are the largest category of travel product searched and purchased online, representing 62.2% of Chinese online travel market in 2011 according to iResearch.	93	Same as above	7
1-8 Online airline ticket sales grew from RMB 45.4 billion in 2009 to RMB 81.8 billion in 2011, representing a CAGR of 34.2% according to iResearch.	93	iResearch China Online Travel Sector Research Report (2011-2012) issued by iResearch Consulting Group	15
1-9 21.2% of the airline tickets were sold online in 2011 in China, an increase from 12.4% in 2009, according to iResearch.	93	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report	1

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td></td><td></td><td>(2011-2012) issued by iResearch Consulting Group</td><td></td></tr>
<tr><td>1-10
Hotel bookings are the second largest category of travel product searched and purchased online, representing 24.3% of the total online travel market in 2011 according to iResearch.</td><td>93</td><td>China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group</td><td>7</td></tr>
<tr><td>1-11
According to iResearch, online hotel bookings grew from RMB 12.8 billion in 2009 to RMB 31.9 billion in 2011, representing a CAGR of 57.9%.</td><td>93</td><td>iResearch China Online Travel Sector Research Report (2011-2012) issued by iResearch Consulting Group</td><td>21</td></tr>
<tr><td>1-12
The following table contains actual and estimate data from iResearch regarding the revenue of China’s online travel market from 2008 to 2015.
<table>
<tr><th>Billion RMB</th><th>2008</th><th>2009</th><th>2010</th><th>2011</th><th>2012E</th><th>2013E</th><th>2014E</th><th>2015E</th></tr>
<tr><td>Total Travel Industry</td><td>1,160</td><td>1,290</td><td>1,870</td><td>2,200</td><td>2,400</td><td>2,620</td><td>2,850</td><td>3,100</td></tr>
<tr><td>Online Travel Industry</td><td>48.6</td><td>61.8</td><td>94.9</td><td>131.4</td><td>169.6</td><td>228.0</td><td>279.0</td><td>362.0</td></tr>
<tr><td>Penetration Rate</td><td>4.2%</td><td>4.8%</td><td>5.1%</td><td>6.0%</td><td>7.1%</td><td>8.7%</td><td>9.8%</td><td>11.7%</td></tr>
</table>Source: iResearch</td><td>93</td><td>Same as above</td><td>7,8</td></tr>
<tr><td>1-13
The following table shows the market share of OTAs in China.</td><td></td><td></td><td></td></tr>
</table>

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>
<table>
<tr><th></th><th>2010</th><th>2011</th></tr>
<tr><td>Ctrip</td><td>49.8%</td><td>47.4%</td></tr>
<tr><td>eLong</td><td>8.3%</td><td>8.0%</td></tr>
<tr><td>Bestone</td><td>5.8%</td><td>4.6%</td></tr>
<tr><td>17u</td><td>2.4%</td><td>3.8%</td></tr>
<tr><td>Total</td><td>66.3%</td><td>63.8%</td></tr>
</table>
* Include both Internet and call center
Source: iResearch
</td><td>94</td><td>Same as above</td><td>41</td></tr>
<tr><td>1-14
The table below shows the monthly unique visitors, or UVs, of the top five non-state-owned travel websites in China.
Top Five Travel Websites (millions of monthly UVs)

40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Ctrip
17u.cn
Source: iResearch
</td><td>96</td><td>Print-outs of Monthly UV data provided by iResearch</td><td>Whole Document</td></tr>
<tr><td>1-15
According to iResearch, we ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010.</td><td>1</td><td>Same as above</td><td>Whole Document</td></tr>
</table>

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
2-1 According to Euromonitor, the number of domestic trips per year per capita was 1.6 in China compared to 4.7 in the United States in 2011.	92	Trade sources and national statistics in relation to domestic trips per year per capita in both U.S. and China in 2011 provided by Euromonitor International	Whole Document
2-2 Tourism travel expenditure per capita was US$ 213 in China, compared to US$ 2,687 in the United States in 2011, according to Euromonitor.	92	Trade sources and national statistics in relation to tourism travel expenditure per capita in both U.S. and China in 2011 provided by Euromonitor International	Whole Document
2-3 According to Euromonitor, there were 349,692 travel accommodations, including 3,436 chain hotel properties, 111,719 independent hotels and 234,537 other travel accommodations in China in 2011.	92	Report in relation to Travel Accommodation in China issued by Euromonitor International in March 2012	4
2-4 As of December 2011, the top five hotel groups accounted for a 9.7% market share in terms of retail value in China, as compared to 56.5% in the United States, according to Euromonitor.	92	Report in relation to Travel Accommodation in China issued by Euromonitor International in March 2012

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
		Report in relation to Travel Accommodation in the U.S. issued by Euromonitor International in March 2012	6, 8
2-5 However, online hotel bookings only account for 3.7% of the total hotel bookings in China as of 2011, representing an increase from 2.1% in 2009, according to Euromonitor.	93	Report in relation to Travel Accommodation in China issued by Euromonitor International in March 2012	5
3-1 The airline industry in China is relatively concentrated with 36 passenger airlines, with the top three airlines groups in aggregate accounting for a 77.8% share as measured by the total number of passengers carried in 2011, according to the Civil Aviation Administration of China.	92	2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China	1,7,8
4-1 Since April 2004, the PRC government no longer directly sets domestic airfares but instead sets benchmarks and allows the actual airfare to fluctuate within these benchmarks.	92	Print-outs of relevant regulations promulgated by PRC government.	Whole Document
5-1 According to the China National Tourism Administration, there were 20,399, 22,784 and 23,690 travel agencies in 2009, 2010 and 2011, respectively, in	92, 93	Print-outs of the 2011 and 2012 Year Books of China Tourism Statistics	Whole Document

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
China.			
6-1 In 2011, traditional offline travel agency channel in China accounted for 61.6% of the total airline ticket sales in China, according to iResearch, as compared to 49% in the United States, according to PhoCusWright.	93	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	4, 10
6-2 According to PhoCusWright, the online travel market as a percentage of the total travel market in the United States was 40% by the end of 2011.	93	U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	10
6-3 In comparison, 51% of total airline ticket sales was conducted online in the United States in 2011, according to PhoCusWright.	93	Same as above	Same as above
6-4 In comparison, 31% of total hotel and lodging was booked online in the United States in 2011, according to PhoCusWright.	93	Same as above	Same as above

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
6-5 The OTA market in China is relatively more fragmented than that of the US. In comparison, Expedia, Orbitz, and Priceline accounted for 43%, 22%, and 11%, respectively, of the OTA market in 2011 in the United States, according to PhoCusWright.	94	Same as above	15, 26
6-6 Direct online airline ticket sales in China in 2011 accounted for 35.2% of the total online airline ticket sales and 7.5% of the total airline ticket sales, according iResearch, compared to 72% of total online and 37% of total airline ticket sales in the United States in 2011, according to PhoCusWright.	95	Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright	4 and 13, 30
7-1 The online travel market has significant growth potential as there were 564 million internet users in 2012 in China, the largest internet population in the world, according to the China Internet Network Information Center, or CNNIC.	93	The 31st Statistical Report of Internet Development Status in China issued by CNNIC Print-outs of internet population data provided by Euromonitor	4

Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
7-2 Furthermore, the online travel booking user base expanded at a CAGR of 75.9% from 36.1 million in 2010 to 111.7 million in 2012, according to CNNIC.	93	2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC The 31st Statistical Report of Internet Development Status in China issued by CNNIC	14, 33
7-3 According to an online travel user survey conducted by CNNIC in September 2012, 42.3% of respondents named Qunar's mobile travel application as the most frequently used by users, followed by 31.7%, 12.5%, and 2.9% for those of Ctrip, Taobao, and Tuniu respectively.	94	2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC	31
8-1 China's smart phone connections have reached 180.0 million in 2011 and are expected to grow to 501.2 million in 2015, representing a four year CAGR of 29.2%, according to Informa Telecoms & Media.	94	Print-outs of data provided by Informa Telecoms & Media as of February 2013	Whole Document
8-2 The smart phone connections as of total mobile connections in China are forecasted to grow from 18.3% in 2011 to 34.8% in 2015, according to Informa Telecoms & Media.	94	Same as above	Whole Document
8-3	94	Same as above	Whole Document

<table>
<tr><th>Statement in Form F-1</th><th>Page No. in Form F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td><table>
<tr><th></th><th>2009</th><th>2010</th><th>2011</th><th>2012</th><th>2013E</th><th>2014E</th><th>2015E</th></tr>
<tr><td>Smartphone Connections (million) ....</td><td>33.9</td><td>80.0</td><td>180.0</td><td>270.7</td><td>351.6</td><td>428.2</td><td>501.2</td></tr>
<tr><td>Smartphone connections as of mobile connections (%) ...</td><td>4.6</td><td>9.5</td><td>18.3</td><td>23.2</td><td>28.3</td><td>31.8</td><td>34.8</td></tr>
</table>
Source: Informa Telecoms & Media, as of February 2013</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td>9-1
We are the most visited travel website in China among online travel users, according to a report released by Nielsen in June 2012.</td><td>1, 97</td><td>Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012</td><td>6</td></tr>
</table>

(B) Photocopies of Supporting Documents

1. Reports and Data provided by iResearch Consulting Group: - marked copies
   - China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) and its Supplemental Report《中国机票酒店销售渠道研究报告简版（2011-2012 年）》及其补充报告;
   - iResearch China Online Travel Sector Research Report (2011-2012)《中国在线旅游行业年度监测报告（2011-2012 年）》;
   - Print-outs of Monthly UV Data.
2. Reports and data provided by Euromonitor International: - marked copies
   - Trade sources and national statistics in relation to domestic trips per year per capita in both U.S. and China in 2011;
   - Trade sources and national statistics in relation to tourism travel expenditure per capita in both U.S. and China in 2011;
   - Report in relation to Travel Accommodation in China issued by Euromonitor International in March 2012;
   - Report in relation to Travel Accommodation in the U.S. issued by Euromonitor International in March 2012.
3. 2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China《2011 年民航行业发展统计公报》- marked copies
4. Civil Aviation Domestic Airline Airfare Reform Plan promulgated in March 2004 which became effective on April 20, 2004《民航国内航空运输价格改革方案》- marked copies
5. 2011 and 2012 Year Books of China Tourism Statistics《2011 及 2012 年中国旅游统计年鉴》- marked copies
6. U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright - marked copies
7. The 31st Statistical Report of Internet Development Status in China issued by CNNIC《中国互联网络信息中心第 31 次中国互联网络发展状况统计报告》, 2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC《2012 年中国网民在线旅行预订行为调查报告》and print-outs of internet population data provided by Euromonitor - marked copies
8. Print-outs of data provided by Informa Telecoms & Media as of February 2013 - marked copies
9. Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012《旅游类网站行业分析研究报告》- marked copies

中国在线旅游渗透率低，增速快

iResearch
艾瑞咨询集团

2008-2015 Online Travel Booking Market Transaction Value in China

2008-2015年中国在线旅行预订市场交易规模
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
35.0%
58.0%
38.5%
29.1%
34.4%
22.4%
29.7%
4.2%
4.8%
5.1%
6.0%
7.1%
8.7%
9.8%
11.7%
31000
28500
26200
24000
22000
18700
12900
11600
486.4
617.6
948.9
1313.9
1696.0
2280.0
2790.0
3620.0
2008
2009
2010
2011
2012e
2013e
2014e
2015e
Item 1-1
Item 1-2
Item 1-3
Item 1-5
Item 1-6
中国在线旅行预订市场交易规模（亿元）
中国旅行业总收入（亿元）
增长率（%）
在线旅游渗透率（%）
Online travel penetration rate
Online travel booking market transaction value in China
100 million
Total revenues of the travel industry in China

注释：在线旅游市场机票交易额含OTA机票预订交易和航空公司线上预订部分，不包括航空公司呼叫中心和线下营业部的交易。在线旅游渗透率为在线旅游市场交易规模与中国旅行业总收入之比，仅供参考。

来源：艾瑞咨询，国家旅游总局。

6

2011年中国航空机票交易规模约2400亿元

iResearch 艾瑞咨询集团

2011年中国航空机票市场规模约为2400亿元，较去年增长12.4%。据中国民航局数据，2011年出票量接近2.9亿张，平均每天出票量约80万。随着中国航空业的较快发展和相关配套设施的完善，中国航空机票市场的增长率将稳定在12%左右。

2009-2015年中国航空机票交易规模

2009-2015 Airline Tickets Transaction Value in China
5000
4000
3000
2000
1000
0
12.4%
12.4%
11.0%
12.0%
12.0%
12.0%
1900.0
2136.0
2400.0
2664.0
2983.7
3341.7
3742.7
Item 1-4
2009
2010
2011
2012e
2013e
2014e
2015e
机票交易规模（亿元）
100 million
增长率（%）

来源：艾瑞咨询综合民航局数据核算得出，不含燃油机场建设费用。

Airline tickets transaction value

11

机票是在线旅游市场主要组成部分，酒店次之

iResearch 艾瑞咨询集团

2011 China Online Travel Market Share
2011年中国在线旅游市场结构
Vacation packages transaction value
其他
3.04%
Others
度假交易额
10.42%
Item 1-7
酒店交易额
24.30%
机票交易额
62.24%
Hotel transaction value
Item 1-10
Airline tickets transaction value

- 2011年中国在线旅游市场交易规模为1313.9亿，同比增长38.5%；
- 2011年在线机票交易规模约**817.7亿**元，占在线旅游市场超六成比例；
- 在线酒店交易规模为**319.3**亿，约占在线旅游市场交易规模的24.3%；
- 度假产品及其他交易规模约为**136.9**亿，占整体的10.4%；
- 租车等其他项目交易规模约为39.9亿元，占整体的3.0%。

注：在线旅游市场机票交易额含OTA机票预订交易和航空公司线上预订部分，不包括航空公司呼叫中心和线下营业部的交易。

Source：艾瑞咨询。

7

2009-2011 Online Airline Tickets Transaction Value in China

在线机票交易规模约817.7亿

iResearch 艾瑞咨询集团

产业链图

- 在线机票市场交易规模约817.7亿，市场相对较集中，较2010年的611.0亿元增长33.8%；
- 该领域携程的市场地位绝对领先，占据近三成的份额，其他OTA蚕食机票分销份额；
- 航空公司在线直销的比例将逐渐升高；
- 去哪儿、淘宝旅行、QQ旅游协助航空公司和中小代理商加强机票的在线销售。

市场特征

运营建议

典型案例

2009-2011年中国在线机票市场交易规模

1200
800
400
0
Item 1-8
453.5
611.0
817.7
34.7%
33.8%
2009年
2010年
2011年
在线机票预订市场交易规模（亿元）
增长率（%）
Online airline tickets booking transaction value (100 million)

2011年中国在线旅游市场机票市场交易份额

携程 27.9%
其他 30.2%
东航直销 9.4%
号百商旅 6.8%
南航直销 4.9%
国航直销 4.4%
12580 3.5%
同程网 3.4%
春航直销 2.9%
艺龙 2.7%
芒果网 2.2%
海航直销 1.6%

注：1、为避免重复，去哪儿、淘宝旅行、QQ旅游、酷讯等搜索引擎和销售平台未显示在该份额图中；2、考虑到目前呼叫中心预订的不可替代性，对于分销商如携程而言，交易规模含呼叫中心部分，但对航空公司而言，仅包含线上销售部分。

Source：艾瑞咨询。

15

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

2009-2015 China Airline Tickets Online Sale Penetration Rates
Item1-9
2009-2015年中国航空机票网络销售渠道渗透率变化
100%
80%
60%
40%
20%
0%
12.4%
15.0%
21.2%
27.0%
32.2%
37.7%
43.6%
87.6%
85.0%
78.8%
73.0%
67.8%
62.3%
56.4%
2009
2010
2011
2012e
2013e
2014e
2015e
网络渠道占整体比例（%）
传统渠道占整体比例（%）
Online sale as a percentage of total airline tickets sale

1

2009-2011 Online Hotel Booking Market Transaction Value in China

在线酒店市场规模约319.3亿，分散程度高

iResearch 艾瑞咨询集团

产业链图 | 市场特征 | 新模式 | 运营建议 | 典型案例

- 在线酒店市场交易规模达319.3亿，分散程度较高，较2010年的240.9亿增长32.5%；
- 在线分销仍是在线酒店销售主力，携程、艺龙占据该市场超过四成的份额；
- 经济型连锁酒店在线直销是其销售渠道的主体，且在整个酒店在线销售市场中占据一定比例。

2009-2011年中国在线酒店预订市场交易规模

500
250
0
Item 1-11
128.2
240.9
319.3
87.9%
32.5%
2009年
2010年
2011年
在线酒店预订市场交易规模（亿元）
增长率（%）
Online hotel booking transaction value (100 million)

2011年中国在线酒店市场交易份额

其他 20.9%
携程 31.0%
芒果网 1.9%
12580 2.5%
同程网 2.8%
7天在线直销 6.1%
号百商旅 6.2%
汉庭在线直销 7.0%
如家在线直销 10.1%
艺龙 11.5%

注：1、考虑到目前呼叫中心预订的不可替代性，对于分销商如携程而言，交易规模含呼叫中心部分。
2、如家在线直销不包括莫泰部分。

Source：艾瑞咨询。

21

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

2011年中国在线旅游市场交易规模达1313.9亿

iResearch 艾瑞咨询集团

2008-2015年中国在线旅行预订市场交易规模
2008-2015 Online Travel Booking Market Transaction Value in China
5000
4000
3000
2000
1000
0
35.0%
58.0%
38.5%
29.1%
34.4%
22.4%
29.7%
486.4
617.6
948.9
1313.9
1696.0
2280.0
2790.0
3620.0
Item 1-12
2008
2009
2010
2011
2012e
2013e
2014e
2015e
中国在线旅行预订市场交易规模（亿元）
增长率（%）
Online travel booking market transaction value in China (100 million)

Source：艾瑞咨询。

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

7

在线渗透率仅为6.0%，前景广阔

iResearch 艾瑞咨询集团

2008-2015年中国旅游总收入及在线旅游渗透率
2008-2015 Total Revenues of Travel Industry in China and Online Travel Penetration Rate
Item 1-12
40000
35000
30000
25000
20000
15000
10000
5000
0
4.2%
4.8%
5.1%
6.0%
7.1%
8.7%
9.8%
11.7%
11600
12900
18700
22000
24000
26200
28500
31000
2008
2009
2010
2011
2012e
2013e
2014e
2015e
中国旅行业总收入（亿元）
在线旅游渗透率（%）
Online travel penetration rate
Total revenues of travel industry in China (100 million)

Source：国家旅游总局，艾瑞咨询。

8

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

携程为OTA市场之首

iResearch 艾瑞咨询集团

2009-2011 Market Shares of OTAs in China

Item 1-13

营收规模
市场结构
市场份额
典型案例

2009-2011年OTA市场份额变化
100%
80%
60%
40%
20%
0%
56.4%
10.1%
6.9%
2.7%
2.3%
21.5%
49.8%
8.3%
5.8%
2.4%
2.2%
31.4%
47.4%
8.0%
4.6%
3.8%
2.3%
33.8%
2009年
2010年
2011年
Ctrip
携程
艺龙
号码百事通
同程网
芒果网
其他
17u

- 近年来以佣金为主要收入来源的OTA市场中，占据半壁江山的携程份额有所下降，2011年约占47.4%的份额，艾瑞咨询预计携程市场份额中短期内将稳定在该水平；
- 市场的跟随者采取开放的策略，或用跟进的动作，以优质的服务和较低的成本缩短和巨头的差距；
- 销售平台、搜索引擎协助中小代理商在线市场的开拓。

注：1、艺龙、同程、芒果均采用平台开放策略
2、由于呼叫中心在在线旅游预订行业中的不可替代性，故OTA营收中包含呼叫中心部分

eLong Bestone

revenues of OTA include revenue from call centers

Source：艾瑞咨询。

41

本报告于2012-09-06由艾瑞咨询集团提供，专供网安咨询(上海)有限公司使用，本集团保留追究对报告侵权行为的权利。

Item 1-14

Monthly UV data (10 thousands)

Jan 2010

旅行网站 ▾ 按月 ▾ 2010年01月 ▾ 分析

分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	基本指标 月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		343.5	100%	5,373.9	100%	6.18	0:48
1	qunar.com [去哪儿]	▸	旅行网站	87.2	25.39%	1,447.1	26.93%	4.71	0:44
2	ctrip.com [携程]	▸	旅行网站	72.2	21.03%	1,469.3	27.34%	5.17	0:50
3	kuxun.cn [酷讯网]	▸	旅行网站	54.1	15.76%	993.2	18.48%	3.61	0:48
4	17u.com [同程网]	▸	旅行网站	25.7	7.49%	685.8	12.76%	2.35	0:59
5	elong.com [艺龙]	▸	旅行网站	24.2	7.03%	560.6	10.43%	5.27	0:43
6	huochepiao.com [火车票...	▸	旅行网站	21.4	6.22%	487.3	9.07%	4.59	0:52
7	7daysinn.cn [7天连锁...	▸	旅行网站	16.6	4.82%	366.4	6.82%	10.62	0:36
8	travelsky.com [信天游]	▸	旅行网站	16.0	4.66%	290.5	5.40%	6.04	1:08
9	daodao.com [到到网]	▸	旅行网站	15.7	4.57%	436.6	8.13%	2.5	0:49
10	china-sss.com [春秋旅游网]	▸	旅行网站	8.3	2.40%	187.5	3.49%	6.08	0:48
11	mangocity.com [芒果网]	▸	旅行网站	7.7	2.25%	198.2	3.69%	4.55	0:43
12	shike.org.cn [中国铁...	▸	旅行网站	7.6	2.22%	147.1	2.74%	14.25	0:45
13	lotour.com [乐途旅游网]	▸	旅行网站	7.5	2.19%	210.3	3.91%	2.48	0:36
14	9tour.cn [9tour.cn]	▸	旅行网站	7.0	2.03%	189.3	3.52%	1.46	0:35

Item 1-14

Monthly UV data (10 thousands)

Feb 2010

旅行网站 按月 2010年02月 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		249.8	100%	4,209.7	100%	5.96	0:48
1	qunar.com [去哪儿]		旅行网站	61.5	24.62%	1,119.8	26.60%	4.39	0:48
2	ctrip.com [携程]		旅行网站	49.9	19.98%	1,016.0	24.14%	6.69	0:50
3	kuxun.cn [酷讯网]		旅行网站	34.9	13.95%	696.6	16.55%	4.46	0:48
4	17u.com [同程网]		旅行网站	24.1	9.65%	596.2	14.16%	1.95	0:51
5	elong.com [艺龙]		旅行网站	17.4	6.97%	387.5	9.21%	5.13	0:45
6	huochepiao.com [火车票...		旅行网站	15.3	6.12%	366.2	8.70%	4.2	0:51
7	travelsky.com [信天游]		旅行网站	11.1	4.44%	222.0	5.27%	5.24	0:54
8	7daysinn.cn [7天连锁...		旅行网站	10.9	4.35%	230.3	5.47%	10.42	0:42
9	daodao.com [到到网]		旅行网站	9.9	3.98%	241.7	5.74%	3.64	0:44
10	9tour.cn [9tour.cn]		旅行网站	7.6	3.03%	206.3	4.90%	1.44	0:36
11	china-sss.com [春秋旅游网]		旅行网站	5.9	2.36%	114.3	2.72%	5.16	0:44
12	shike.org.cn [中国铁...		旅行网站	5.7	2.28%	103.9	2.47%	4.2	0:48
13	51766.com [中国通用旅游]		旅行网站	5.6	2.26%	150.0	3.56%	2.19	0:45
14	mangocity.com [芒果网]		旅行网站	5.4	2.15%	124.9	2.97%	5.5	0:38

Item 1-14

Monthly UV data (10 thousands)

Mar 2010

旅行网站 | 按月 | 2010年03月 | 分析

网站分析 › 网站排名 | 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		276.4	100%	4,988.4	100%	6.78	0:47
1	ctrip.com [携程]		旅行网站	70.4	25.46%	1,414.3	28.35%	5.94	0:48
2	qunar.com [去哪儿]		旅行网站	64.5	23.33%	1,307.7	26.22%	4.73	0:43
3	kuxun.cn [酷讯网]		旅行网站	27.9	10.08%	609.8	12.23%	3.98	0:55
4	17u.com [同程网]		旅行网站	26.9	9.71%	709.0	14.21%	2.22	0:59
5	elong.com [艺龙]		旅行网站	17.6	6.38%	407.2	8.16%	4.97	0:45
6	travelsky.com [信天游]		旅行网站	15.2	5.49%	311.6	6.25%	6.49	0:56
7	7daysinn.cn [7天连锁...		旅行网站	14.6	5.29%	323.8	6.49%	11.13	0:33
8	9tour.cn [9tour.cn]		旅行网站	12.7	4.58%	373.4	7.48%	1.65	0:47
9	lotour.com [乐途旅游网]		旅行网站	11.4	4.11%	301.5	6.04%	2.13	0:27
10	china-sss.com [春秋旅游网]		旅行网站	9.6	3.46%	204.2	4.09%	6.57	0:45
11	51766.com [中国通用旅游]		旅行网站	9.4	3.41%	262.6	5.26%	2.94	0:49
12	huochepiao.com [火车票...		旅行网站	9.2	3.34%	252.4	5.06%	4.04	0:51
13	yododo.com [游多多旅行网]		旅行网站	8.1	2.94%	213.3	4.28%	4.28	0:56
14	daodao.com [到到网]		旅行网站	7.5	2.73%	195.5	3.92%	2.61	0:43

Item 1-14

Monthly UV data (10 thousands)

旅行网站 ▾　按月 ▾　2010年04月 ▾　分析　← Apr 2010

网站分析 ▸ 网站排名 　趋势分析

				基本指标				月度指标	日均指标
序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计	P		360.7	100%	6,083.6	100%	5.9	0:49
1	ctrip.com [携程]		旅行网站	94.1	26.08%	1,773.4	29.15%	5.75	0:55
2	qunar.com [去哪儿]		旅行网站	82.3	22.82%	1,468.5	24.14%	4.25	0:43
3	17u.com [同程网]		旅行网站	45.5	12.62%	1,124.2	18.48%	2.09	0:51
4	kuxun.cn [酷讯网]		旅行网站	39.7	11.01%	838.7	13.79%	4.18	0:48
5	elong.com [艺龙]		旅行网站	28.5	7.89%	613.7	10.09%	4.73	0:38
6	7daysinn.cn [7天连锁...		旅行网站	19.6	5.44%	412.4	6.78%	10.19	0:41
7	9tour.cn [9tour.cn]		旅行网站	13.9	3.86%	352.0	5.79%	1.49	1:05
8	huochepiao.com [火车票...		旅行网站	13.4	3.70%	281.1	4.62%	3.33	1:11
9	lotour.com [乐途旅游网]		旅行网站	13.0	3.59%	356.8	5.86%	3.07	0:31
10	travelsky.com [信天游]		旅行网站	12.7	3.53%	250.9	4.12%	4.84	0:54
11	china-sss.com [春秋旅游网]		旅行网站	11.0	3.04%	232.1	3.82%	5.42	0:41
12	51766.com [中国通用旅游]		旅行网站	10.6	2.92%	274.7	4.52%	2.58	0:38
13	yododo.com [游多多旅行网]		旅行网站	10.2	2.82%	254.7	4.19%	3.92	0:49
14	daodao.com [到到网]		旅行网站	8.9	2.48%	212.4	3.49%	2.82	0:47

Item 1-14

Monthly UV data (10 thousands)

May 2010

旅行网站 ▾ 按月 ▾ 2010年05月 ▾ 分析

网站分析 › 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分秒)
	合计	P		326.4	100%	5,540.2	100%	5.91	0:53
1	ctrip.com [携程]	▶	旅行网站	83.5	25.59%	1,550.0	27.98%	5.26	0:53
2	qunar.com [去哪儿]	▶	旅行网站	78.1	23.92%	1,604.1	28.95%	4.04	0:47
3	17u.com [同程网]	▶	旅行网站	40.7	12.48%	1,031.7	18.62%	2.07	0:51
4	kuxun.cn [酷讯网]	▶	旅行网站	36.1	11.07%	806.1	14.55%	3.6	0:55
5	elong.com [艺龙]	▶	旅行网站	27.7	8.48%	643.1	11.61%	5.11	0:43
6	7daysinn.cn [7天连锁...	▶	旅行网站	17.4	5.32%	367.8	6.64%	11.95	0:52
7	kftour.com [开封旅游网]	▶	旅行网站	12.7	3.88%	19.9	0.36%	1	2:26
8	travelsky.com [信天游]	▶	旅行网站	12.3	3.76%	237.3	4.28%	4.71	1:08
9	lotour.com [乐途旅游网]	▶	旅行网站	10.6	3.24%	300.6	5.43%	3.5	0:39
10	9tour.cn [9tour.cn]	▶	旅行网站	10.2	3.12%	293.4	5.30%	1.46	1:06
11	china-sss.com [春秋旅游网]	▶	旅行网站	9.7	2.98%	239.7	4.33%	7.9	0:50
12	huochepiao.com [火车票...	▶	旅行网站	8.7	2.66%	238.0	4.30%	3.27	0:50
13	yododo.com [游多多旅行网]	▶	旅行网站	8.1	2.47%	205.7	3.71%	3.96	0:55
14	daodao.com [到到网]	▶	旅行网站	6.9	2.10%	173.2	3.13%	3.24	0:48

Item 1-14

Monthly UV data (10 thousands)

Jun 2010

旅行网站 ▾ 按月 ▾ 2010年06月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		367.1	100%	6,007.1	100%	6.28	0:58
1	ctrip.com [携程]	▶	旅行网站	98.2	26.75%	1,721.2	28.65%	5.64	1:01
2	qunar.com [去哪儿]	▶	旅行网站	95.3	25.96%	1,675.2	27.89%	4.04	0:56
3	kuxun.cn [酷讯网]	▶	旅行网站	42.9	11.70%	932.0	15.51%	3.77	1:04
4	17u.com [同程网]	▶	旅行网站	40.0	10.90%	1,059.5	17.64%	2.41	1:00
5	elong.com [艺龙]	▶	旅行网站	26.8	7.30%	578.8	9.64%	8.37	0:44
6	7daysinn.cn [7天连锁...	▶	旅行网站	20.5	5.58%	447.4	7.45%	10.87	0:43
7	travelsky.com [信天游]	▶	旅行网站	15.0	4.08%	309.8	5.16%	4.81	0:59
8	huochepiao.com [火车票...	▶	旅行网站	12.5	3.40%	308.8	5.14%	3.74	0:59
9	lotour.com [乐途旅游网]	▶	旅行网站	11.5	3.14%	296.0	4.93%	2.67	0:34
10	9tour.cn [9tour.cn]	▶	旅行网站	9.6	2.61%	270.7	4.51%	1.69	1:28
11	yododo.com [游多多旅行网]	▶	旅行网站	9.2	2.51%	233.3	3.88%	4.63	1:04
12	china-sss.com [春秋旅游网]	▶	旅行网站	9.0	2.45%	184.2	3.07%	8.1	0:56
13	mangocity.com [芒果网]	▶	旅行网站	8.6	2.35%	218.4	3.63%	3.99	0:55
14	daodao.com [到到网]	▶	旅行网站	8.2	2.22%	222.6	3.71%	3.48	0:45

Item 1-14

Monthly UV data (10 thousands)

Jul 2010

旅行网站 ▾ 按月 ▾ 2010年07月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
				基本指标			月度指标		日均指标
	合计	P		405.7	100%	6,610.9	100%	6.59	0:56
1	ctrip.com [携程]	▶	旅行网站	102.2	25.18%	1,929.7	29.19%	5.75	0:52
2	qunar.com [去哪儿]	▶	旅行网站	83.0	20.45%	1,569.3	23.74%	4.33	0:53
3	17u.com [同程网]	▶	旅行网站	55.1	13.59%	1,450.7	21.94%	2.41	0:55
4	kuxun.cn [酷讯网]	▶	旅行网站	53.6	13.20%	1,168.8	17.68%	4.08	0:57
5	elong.com [艺龙]	▶	旅行网站	33.6	8.28%	745.4	11.28%	7.73	0:44
6	7daysinn.cn [7天连锁...	▶	旅行网站	24.8	6.12%	578.7	8.75%	10.18	0:39
7	huochepiao.com [火车票...	▶	旅行网站	16.2	4.00%	390.5	5.91%	4.02	0:57
8	travelsky.com [信天游]	▶	旅行网站	15.4	3.79%	315.3	4.77%	6.72	1:07
9	9tour.cn [9tour.cn]	▶	旅行网站	14.9	3.68%	440.4	6.66%	1.63	0:57
10	lotour.com [乐途旅游网]	▶	旅行网站	14.8	3.66%	402.0	6.08%	2.67	0:55
11	yododo.com [游多多旅行网]	▶	旅行网站	11.5	2.84%	286.4	4.33%	4.86	0:59
12	china-sss.com [春秋旅游网]	▶	旅行网站	11.3	2.79%	241.2	3.65%	7.2	0:54
13	51766.com [中国通用旅游]	▶	旅行网站	10.2	2.51%	262.0	3.96%	2.66	0:54
14	daodao.com [到到网]	▶	旅行网站	9.0	2.22%	251.1	3.80%	3.57	1:04

Item 1-14

Monthly uv data (10 thousands)

Aug 2010

旅行网站 ▾ 按月 ▾ 2010年08月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

			基本指标				月度指标	日均指标
序号	网站	网站类别	日均覆盖人数(万人)	日均覆盖人数比例(%)	月度覆盖人数(万人)	月度覆盖人数比例(%)	人均单日浏览页面(页)	人均单页有效浏览时间(分:秒)
	合计		368.3	100%	6,350.1	100%	5.9	0:53
1	ctrip.com [携程]	旅行网站	89.5	24.29%	1,731.5	27.27%	5.87	0:51
2	qunar.com [去哪儿]	旅行网站	86.1	23.37%	1,771.8	27.90%	3.79	0:48
3	17u.com [同程网]	旅行网站	51.7	14.02%	1,350.3	21.26%	2.39	0:59
4	kuxun.cn [酷讯网]	旅行网站	33.2	9.01%	758.0	11.94%	4.05	0:58
5	elong.com [艺龙]	旅行网站	26.4	7.17%	642.6	10.12%	7.25	0:47
6	7daysinn.cn [7天连锁...	旅行网站	19.4	5.26%	496.8	7.82%	8.32	0:46
7	huochepiao.com [火车票...	旅行网站	13.3	3.61%	351.7	5.54%	3.81	1:05
8	travelsky.com [信天游]	旅行网站	13.1	3.55%	278.5	4.39%	4.78	1:07
9	lotour.com [乐途旅游网]	旅行网站	12.3	3.35%	344.9	5.43%	2.37	0:37
10	9tour.cn [9tour.cn]	旅行网站	11.4	3.11%	342.9	5.40%	1.54	0:53
11	daodao.com [到到网]	旅行网站	10.1	2.73%	264.1	4.16%	4.42	0:45
12	etpass.com [快乐e行]	旅行网站	9.9	2.68%	244.7	3.85%	4.17	0:31
13	china-sss.com [春秋旅游网]	旅行网站	9.2	2.48%	228.9	3.60%	5.32	0:45
14	yododo.com [游多多旅行网]	旅行网站	9.1	2.47%	237.6	3.74%	3.03	1:09

Item 1-14

Monthly uv data (10 thousands)

Sep 2010

旅行网站 按月 2010年09月 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站	网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	基本指标 月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计		393.0	100%	6,131.4	100%	6.26	0:57
1	ctrip.com [携程]	旅行网站	89.6	22.80%	1,711.9	27.92%	5.65	0:55
2	qunar.com [去哪儿]	旅行网站	86.8	22.07%	1,611.9	26.29%	3.88	0:47
3	17u.com [同程网]	旅行网站	59.6	15.15%	1,335.8	21.79%	2.69	1:01
4	kuxun.cn [酷讯网]	旅行网站	47.8	12.15%	933.8	15.23%	4.57	0:59
5	elong.com [艺龙]	旅行网站	27.6	7.03%	612.8	9.99%	8.35	0:45
6	yododo.com [游多多旅行网]	旅行网站	22.4	5.70%	330.5	5.39%	3.64	1:06
7	7daysinn.cn [7天连锁...	旅行网站	17.7	4.49%	415.4	6.78%	9.5	0:50
8	lotour.com [乐途旅游网]	旅行网站	16.2	4.11%	363.2	5.92%	2.57	0:40
9	huochepiao.com [火车票...	旅行网站	14.9	3.78%	344.5	5.62%	4	1:00
10	travelsky.com [信天游]	旅行网站	14.6	3.71%	286.8	4.68%	6	1:00
11	daodao.com [到到网]	旅行网站	13.7	3.48%	314.4	5.13%	3.27	0:46
12	lvmama.com [驴妈妈]	旅行网站	11.1	2.82%	271.3	4.42%	4.07	0:53
13	china-sss.com [春秋旅游网]	旅行网站	10.8	2.74%	256.3	4.18%	6.09	0:50
14	tuniu.com [途牛旅游网]	旅行网站	8.7	2.20%	217.7	3.55%	4.06	1:09

Item 1-14

Monthly UV data (10 thousands)

Oct 2010

旅行网站 ▾ 按月 ▾ 2010年10月 ▾ 分析

网站分析 ▸ 网站排名 趋势分析

序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
							基本指标	月度指标	日均指标
	合计	P		304.7	100%	5,477.2	100%	5.72	0:55
1	ctrip.com [携程]		旅行网站	75.3	24.71%	1,466.7	26.78%	5.99	0:59
2	qunar.com [去哪儿]		旅行网站	67.0	22.00%	1,361.9	24.86%	3.24	0:50
3	17u.com [同程网]		旅行网站	44.6	14.64%	1,181.7	21.58%	2.22	0:53
4	kuxun.cn [酷讯网]		旅行网站	33.0	10.82%	715.1	13.06%	4.71	1:03
5	elong.com [艺龙]		旅行网站	28.0	9.18%	560.6	10.24%	5.21	0:47
6	7daysinn.cn [7天连锁...		旅行网站	15.3	5.01%	354.7	6.48%	8.56	0:43
7	travelsky.com [信天游]		旅行网站	13.0	4.27%	255.8	4.67%	5.8	1:01
8	daodao.com [到到网]		旅行网站	12.5	4.11%	317.4	5.79%	3.49	0:40
9	lotour.com [乐途旅游网]		旅行网站	12.3	4.05%	309.4	5.65%	2.13	0:42
10	china-sss.com [春秋旅游网]		旅行网站	8.7	2.86%	198.7	3.63%	6.16	0:56
11	yododo.com [游多多旅行网]		旅行网站	7.7	2.53%	230.4	4.21%	3.06	0:56
12	huochepiao.com [火车票...		旅行网站	6.8	2.23%	189.5	3.46%	3.94	1:03
13	lvmama.com [驴妈妈]		旅行网站	6.0	1.97%	165.2	3.02%	3.25	0:43
14	tuniu.com [途牛旅游网]		旅行网站	5.8	1.91%	147.8	2.70%	3.21	0:58

Item 1-14

Monthly uv data (10 thousands)

Nov 2010

旅行网站 | 按月 | 2010年11月 | 分析

网站分析 › 网站排名 | 趋势分析

序号	网站		网站类别	基本指标 日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度指标 人均单日浏览页面 (页)	日均指标 人均单页有效浏览时间 (分:秒)
	合计	P		281.5	100%	4,872.3	100%	5.97	0:58
1	qunar.com [去哪儿]		旅行网站	67.8	24.09%	1,282.7	26.33%	4.14	0:51
2	ctrip.com [携程]		旅行网站	66.8	23.73%	1,229.5	25.23%	7.03	0:55
3	kuxun.cn [酷讯网]		旅行网站	31.4	11.16%	726.4	14.91%	3.41	1:27
4	17u.com [同程网]		旅行网站	28.5	10.13%	761.8	15.64%	2.17	0:50
5	elong.com [艺龙]		旅行网站	25.6	9.08%	509.4	10.45%	5.92	0:39
6	7daysinn.cn [7天连锁...		旅行网站	18.7	6.65%	458.3	9.41%	9.22	0:42
7	daodao.com [到到网]		旅行网站	12.1	4.32%	278.0	5.71%	3.49	0:44
8	travelsky.com [信天游]		旅行网站	10.9	3.87%	220.4	4.52%	5.7	1:25
9	china-sss.com [春秋旅游网]		旅行网站	8.2	2.91%	170.2	3.49%	7.24	0:53
10	lotour.com [乐途旅游网]		旅行网站	6.8	2.41%	168.6	3.46%	1.99	0:38
11	lvmama.com [驴妈妈]		旅行网站	6.4	2.27%	142.5	2.92%	2.67	0:41
12	huochepiao.com [火车票...		旅行网站	5.8	2.06%	146.7	3.01%	4.08	1:20
13	mangocity.com [芒果网]		旅行网站	5.6	1.98%	121.0	2.48%	5.46	0:55
14	tuniu.com [途牛旅游网]		旅行网站	5.4	1.91%	121.3	2.49%	3.42	0:59

Item 1-14

Monthly UV data (10 thousands)

Dec 2010

旅行网站 | 按月 | 2010年12月 | 分析

网站分析 › 网站排名 趋势分析

						基本指标		月度指标	日均指标
序号	网站		网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)
	合计	P		335.4	100%	5,552.6	100%	5.87	0:58
1	qunar.com [去哪儿]		旅行网站	86.2	25.71%	1,433.9	25.82%	4.17	0:50
2	ctrip.com [携程]		旅行网站	73.0	21.77%	1,370.2	24.68%	6.12	0:56
3	kuxun.cn [酷讯网]		旅行网站	57.2	17.06%	1,258.1	22.66%	3.77	1:11
4	17u.com [同程网]		旅行网站	41.0	12.21%	1,024.4	18.45%	3.39	0:55
5	elong.com [艺龙]		旅行网站	19.8	5.91%	474.4	8.54%	5.37	0:45
6	7daysinn.cn [7天连锁...		旅行网站	15.5	4.63%	374.1	6.74%	10.5	0:43
7	travelsky.com [信天游]		旅行网站	14.2	4.24%	280.5	5.05%	6.81	0:55
8	daodao.com [到到网]		旅行网站	12.0	3.59%	329.7	5.94%	3.57	0:37
9	huochepiao.com [火车票...		旅行网站	11.1	3.31%	290.5	5.23%	3.83	1:08
10	china-sss.com [春秋旅游网]		旅行网站	8.9	2.64%	189.7	3.42%	5.97	1:00
11	mangocity.com [芒果网]		旅行网站	7.4	2.20%	176.6	3.18%	4.92	0:58
12	tuniu.com [途牛旅游网]		旅行网站	6.7	1.99%	157.9	2.84%	2.69	0:56
13	lotour.com [乐途旅游网]		旅行网站	6.2	1.86%	172.8	3.11%	2.11	0:48
14	htinns.com [汉庭连锁酒店]		旅行网站	5.4	1.62%	135.8	2.45%	8.48	0:43

(Item 1-14)

state-owned website

月度覆盖人数 Monthly UV data
-- *iResearch Data*
(thousands people)

Month	Qunar.com	12306.cn	Ctrip.com	17u.com	eLong.com	cncn.com	kuxun.com	7daysinn.com	lvmama.com	tieyou.com	mafengwo.cn	lvping.com
201101	18,397		15,311	12,497	5,084		17,970	4,069				
201102	17,107		12,349	10,684	4,086		13,671	3,863	2,255			
201103	18,609	4,644	13,393	13,094	5,006		13,188	3,763	2,881			
201104	18,096	3,993	12,276	15,165	5,148		15,000	2,991	2,958			
201105	16,247	2,501	12,122	13,264	4,427		12,996	2,729	2,966			
201106	17,334	5,424	10,566	12,434	4,297		12,939	2,805	2,364			
201107	18,710	6,136	12,731	16,469	4,834		16,241	2,704	3,439			
201108	25,519	6,153	11,845	15,873	5,002		10,413	3,041	2,957			
201109	27,810	10,458	12,637	14,742	4,530		9,109	3,834	2,595			
201110	22,771	6,720	12,023	11,664	3,994		6,898	2,559	1,947			
201111	23,421	8,790	11,192	10,532	3,565		6,869	2,481	1,494			
201112	28,087	20,301	11,892	10,292	3,476		8,245	2,402	1,654			
201201	29,306	34,636	13,497	10,170	4,406	5,871	7,714	1,932	1,961	4,159		
201202	25,000	16,791	14,339	10,357	5,424	4,788	5,386	2,490	2,079	2,387		
201203	29,022	16,410	16,165	12,270	6,373	5,757	5,214	3,806	2,858	2,796		
201204	29,712	20,213	16,789	13,873	6,564	6,768	5,041	3,484	3,050	3,103		
201205	26,401	16,626	16,045	10,920	5,630	5,510	4,354	2,974	2,234	2,607		
201206	31,013	23,611	18,180	11,950	6,601	7,139	5,292	2,764	2,204	3,431		
201207	35,653	29,698	22,460	15,789	9,844	10,000	7,121	3,420	2,726	4,188		
201208	34,580	32,515	21,596	15,756	8,989	9,279	7,203	3,286	3,246	4,297		
201209	35,735	44,438	19,880	15,911	8,959	9,246	7,948	3,968	3,039	4,882	2,214	
201210	28,041	28,962	15,381	12,739	7,078	7,033	5,660	3,657	1,920	2,655	1,946	2,691
201211	26,978	26,823	17,398	11,186	6,917	5,957	5,852	3,700	1,975	3,050	2,108	2,460
201212	29,780	36,272	18,497	12,865	6,138	6,585	5,866	3,794	1,785	4,217	1,954	2,789
201301	34,024	67,057	18,753	13,936	7,017	6,262	6,289	3,946	1,772	7,672	2,141	2,907
201302	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Item 2-1

Passport

Market Sizes | Historic/Forecast

Geographies	Categories	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
China - Number of Trips - '000 trips	Domestic Tourism Travel by Purpose Of Visit	705,234.6	1,218,117.2	1,315,513.6	1,401,366.1	1,611,196.0	1,855,356.2	2,112,626.6	2,369,586.7	2,598,362.3	2,800,210.9	3,038,650.3	3,257,015.4	-	-	-	-
China - Number of Trips - '000 trips	Domestic Business Tourism	247,706.4	394,426.3	425,963.3	450,679.3	509,137.9	690,930.9	664,421.1	742,865.4	808,358.7	875,675.5	939,854.5	1,004,789.3	-	-	-	-
China - Number of Trips - '000 trips	Domestic Business Tourism By Air	37,496.5	62,124.0	69,722.2	73,151.3	82,815.5	92,767.8	103,518.7	113,740.2	122,417.5	132,549.9	142,208.8	151,451.2	-	-	-	-
China - Number of Trips - '000 trips	Domestic Business Tourism By Land	108,969.4	171,676.3	182,987.9	195,773.8	222,828.4	255,111.5	288,373.5	322,263.8	350,765.4	377,908.3	404,140.5	429,826.0	-	-	-	-
China - Number of Trips - '000 trips	Domestic Business Tourism By Rail	80,548.0	138,134.5	150,363.2	160,316.3	183,676.3	220,787.4	248,233.6	280,796.0	309,193.2	337,015.9	364,638.0	392,470.4	-	-	-	-
China - Number of Trips - '000 trips	Domestic Business Tourism By Sea	14,692.5	22,291.5	22,889.9	21,449.9	19,817.7	22,264.3	24,295.2	26,065.5	25,902.8	28,202.1	28,867.2	30,941.6	-	-	-	-
China - Number of Trips - '000 trips	Domestic Leisure Tourism	517,528.2	823,690.8	889,550.3	950,686.7	1,102,058.0	1,264,425.2	1,448,205.6	1,626,721.3	1,788,903.6	1,944,535.4	2,098,795.8	2,252,226.2	-	-	-	-
China - Number of Trips - '000 trips	Domestic Leisure Tourism By Air	79,278.3	130,460.3	146,153.6	157,653.7	182,673.7	214,293.6	247,177.3	279,611.2	309,193.2	338,425.3	370,715.3	402,241.4	-	-	-	-
China - Number of Trips - '000 trips	Domestic Leisure Tourism By Land	188,324.2	300,144.1	325,326.5	348,800.0	405,215.6	467,549.7	533,438.2	599,505.4	658,659.5	716,333.6	774,855.8	833,795.9	-	-	-	-
China - Number of Trips - '000 trips	Domestic Leisure Tourism By Rail	182,585.0	290,764.6	314,144.6	336,327.9	391,528.6	452,706.9	520,762.5	586,472.7	645,668.2	705,052.7	765,739.9	846,824.0	-	-	-	-
China - Number of Trips - '000 trips	Domestic Leisure Tourism By Sea	67,340.6	102,321.8	103,925.6	107,905.2	122,456.9	129,874.9	146,827.6	161,131.9	175,322.7	184,723.8	187,484.7	169,364.8	-	-	-	-
China - '000	Population: National Estimates at January 1st	1,299,880.0	1,307,560.0	1,314,480.0	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0	1,347,093.1	1,353,012.8	1,358,632.2	1,363,912.5	1,368,819.1	1,373,222.6	1,377,405.8	1,381,062.3	1,384,292.7
	Trip per person					1.2	1.4	1.6									
USA - Number of Trips - '000 trips	Domestic Tourism Travel by Purpose Of Visit	1,348,176.2	1,356,105.2	1,359,802.4	1,437,769.8	1,388,904.0	1,437,515.6	1,467,703.4	1,495,589.8	1,529,588.3	1,563,418.6	1,589,596.7	1,621,796.6	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Business Tourism	301,600.9	311,370.5	311,792.5	323,646.3	301,370.1	312,428.6	316,052.8	320,370.7	325,422.5	330,560.9	337,183.2	343,415.5	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Business Tourism By Air	30,763.5	32,093.7	31,628.5	38,101.4	34,722.6	35,650.4	36,105.5	36,492.4	37,331.7	38,147.4	39,113.9	39,896.2	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Business Tourism By Land	242,788.8	245,983.2	249,413.4	252,475.7	234,147.2	242,565.3	244,428.9	247,088.8	250,453.1	252,953.4	258,422.4	264,109.6	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Business Tourism By Rail	28,049.6	32,093.7	30,750.6	33,069.1	32,500.4	34,212.9	35,518.4	36,791.5	37,637.7	38,400.1	38,636.9	39,409.7	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Business Tourism By Sea	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Leisure Tourism	1,046,575.3	1,044,734.8	1,048,009.9	1,114,142.5	1,087,533.8	1,125,087.0	1,151,650.6	1,175,219.1	1,204,565.9	1,232,857.7	1,252,813.5	1,278,381.1	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Leisure Tourism By Air	80,508.0	138,592.0	125,738.0	124,368.7	117,840.2	121,182.6	123,433.9	125,480.0	128,060.0	130,858.1	133,400.7	136,068.7	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Leisure Tourism By Land	905,289.1	857,727.7	856,836.0	917,884.4	897,809.5	926,422.3	946,318.9	964,789.6	988,990.5	1,012,572.0	1,029,258.9	1,050,518.7	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Leisure Tourism By Rail	55,468.1	47,012.9	55,596.1	61,824.9	62,500.7	67,583.2	71,917.5	74,779.5	77,264.4	78,952.6	79,658.6	81,252.0	-	-	-	-
USA - Number of Trips - '000 trips	Domestic Leisure Tourism By Sea	5,233.2	9,432.2	9,839.8	10,064.5	9,583.4	9,918.8	9,980.4	10,170.0	10,250.9	10,474.9	10,494.0	10,541.7	-	-	-	-
USA - '000	Population: National Estimates at January 1st	295,516.6	298,379.9	301,231.2	304,094.0	306,771.5	309,349.7	311,611.5	313,995.2	316,355.2	318,726.3	321,105.2	323,408.0	325,875.5	328,262.2	330,647.0	333,007.6
	Trip per person					4.53	4.65	4.71									

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 26/03/2013 02:38:18
© Euromonitor International

Item 2-2

Passport

Market Sizes | Historic/Forecast

Geographies	Categories	2005	2006	2007	2008	2009	2010	2011
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	102,214.6	123,830.7	160,129.9	184,773.2	208,715.0	249,874.0	265,911.5
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	48,610.7	57,109.2	63,978.9	71,308.8	71,608.8	80,385.1	90,470.8
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	3,341.9	6,129.3	8,488.6	9,077.8	10,190.9	12,550.6	14,495.0
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	2,015.8	2,261.2	3,096.4	4,049.6	6,247.8	7,662.0	8,823.4
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	12,242.0	14,832.9	22,188.9	26,301.0	30,654.4	40,529.6	46,046.5
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	22,453.1	28,251.6	41,714.6	45,453.0	54,666.5	69,233.0	80,291.4
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	7,848.5	8,957.8	12,439.8	18,042.1	22,721.8	25,043.4	29,426.3
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	5,402.2	6,168.6	8,221.0	10,481.0	12,635.5	13,369.2	15,751.2
China - '000	Population: National Estimates at January 1st	1,299,880.0	1,307,560.0	1,314,480.0	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0
China US$ Per Capita	Tourism Expenditure In-Country	78.6	94.7	121.8	139.8	157.2	187.2	213.2
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	676,838.0	703,704.0	753,630.8	753,202.1	720,249.9	774,501.2	837,162.5
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	120,500.4	130,092.7	138,680.6	140,201.2	121,420.6	128,320.0	137,760.9
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	115,947.1	122,985.4	127,881.9	128,811.4	122,779.5	122,778.8	127,098.0
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	2,504.2	2,514.6	2,708.8	3,171.0	2,912.8	3,175.6	3,523.1
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	110,568.8	116,157.8	123,674.6	121,769.0	111,706.0	113,517.0	119,041.1
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	107,463.0	114,982.0	117,490.0	113,285.0	95,615.0	96,373.0	101,584.1
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	133,016.0	141,950.7	147,841.7	175,712.0	161,001.3	165,186.5	184,675.3
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	86,803.5	72,930.8	95,347.2	110,382.5	113,816.2	141,143.5	163,020.1
USA - '000	Population: National Estimates at January 1st	295,516.6	298,379.5	301,231.2	304,094.0	306,771.5	309,349.7	311,611.5
USA US$ Per Capita	Tourism Expenditure In-Country	2,297.1	2,358.6	2,501.8	2,606.4	2,347.8	2,503.6	2,685.6

Geographies	Categories	2012	2013	2014	2015	2016	2017	2018	2019	2020
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	315,630.8	347,258.2	383,620.1	415,850.2	453,304.9	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	99,100.2	106,726.6	114,443.9	121,797.1	129,151.1	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	16,137.7	17,697.7	19,494.8	21,505.3	23,807.9	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	9,794.5	10,640.6	11,606.3	12,606.8	13,606.8	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	51,700.2	56,552.1	61,431.3	66,264.0	71,301.5	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	91,230.6	103,013.3	116,075.1	130,381.9	145,932.6	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	32,149.3	34,844.1	38,235.6	41,877.2	45,805.1	-	-	-	-
China - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	16,758.3	17,783.8	19,332.3	21,357.8	23,499.8	-	-	-	-
China - '000	Population: National Estimates at January 1st	1,347,003.1	1,353,012.8	1,358,632.2	1,363,912.5	1,368,819.1	1,373,302.6	1,377,400.8	1,381,062.3	1,384,292.7
China US$ Per Capita	Tourism Expenditure In-Country									
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	880,605.9	937,950.6	1,001,410.3	1,064,810.2	1,126,362.2	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	147,617.2	154,116.2	164,079.9	171,171.8	180,376.7	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	129,298.0	135,812.8	142,979.5	149,878.5	156,332.3	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	3,706.1	3,946.5	4,212.9	4,478.8	4,739.5	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	123,995.1	131,098.6	138,942.5	146,640.5	154,051.8	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	105,090.1	110,965.2	117,448.8	122,793.0	129,869.7	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	193,371.0	205,003.3	217,897.8	230,884.4	242,900.7	-	-	-	-
USA - Retail Value RSP - US$ mn - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	177,878.4	197,068.2	215,679.1	236,366.5	260,065.9	-	-	-	-
USA - '000	Population: National Estimates at January 1st	313,995.2	316,355.2	318,736.3	321,105.2	323,489.0	325,875.5	328,292.2	330,647.0	332,007.8
USA US$ Per Capita	Tourism Expenditure In-Country									

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 08/04/2013 06:42:54
© Euromonitor International

Item 2-2

Passport

Market Sizes | Historic/Forecast

Geographies	Categories	2005	2006	2007	2008	2009	2010	2011	2012
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	78.6	94.7	121.6	139.8	157.2	187.3	213.3	235.4
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	37.6	43.7	48.7	54.0	53.9	60.2	67.5	73.6
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	2.8	4.7	6.5	6.9	7.7	9.5	10.8	12.0
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	1.6	1.7	2.4	3.1	4.7	5.7	6.6	7.2
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	5.4	11.3	16.9	19.9	23.1	30.4	34.8	38.4
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	17.5	21.6	31.7	34.4	41.2	51.9	59.5	67.8
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	6.0	6.9	9.5	13.7	17.1	19.5	22.0	23.9
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	4.2	4.7	6.5	7.9	9.6	10.0	11.8	12.5
China - '000	Population: National Estimates at January 1st	1,299,880.0	1,307,560.0	1,314,480.0	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0	1,347,003.1
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	2,296.8	2,338.7	2,501.3	2,608.7	2,349.1	2,507.0	2,682.6	2,813.6
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	407.7	430.0	460.3	461.1	398.1	418.5	443.1	471.6
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	392.3	412.2	424.4	473.0	400.5	397.5	408.7	413.1
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	8.5	8.8	9.0	10.4	9.5	10.3	11.3	11.8
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	374.2	396.2	410.5	400.5	304.3	367.5	384.5	396.2
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	363.6	365.3	390.0	372.8	311.9	312.0	326.7	335.8
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	450.0	475.8	490.7	577.5	495.7	547.8	594.0	617.6
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	300.5	244.5	316.5	363.0	371.2	457.0	524.3	567.3
USA - '000	Population: National Estimates at January 1st	295,516.6	298,379.5	301,231.2	304,094.0	306,771.5	309,349.7	311,611.5	313,995.2

Geographies	Categories	2013	2014	2015	2016	2017	2018	2019	2020
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	257.0	280.6	305.4	330.7	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	79.0	84.4	89.4	94.5	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	13.1	14.4	15.8	17.4	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	7.9	8.6	9.3	10.1	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	41.9	45.3	48.7	52.2	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	76.2	85.6	95.7	105.8	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	25.8	28.2	30.8	33.5	-	-	-	-
China - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	13.2	14.3	15.7	17.2	-	-	-	-
China - '000	Population: National Estimates at January 1st	1,353,012.8	1,358,633.2	1,363,912.5	1,368,819.1	1,373,332.6	1,377,405.8	1,381,063.3	1,384,292.7
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country	2,876.3	3,156.2	3,332.4	3,500.6	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Accommodation	489.0	517.1	535.8	560.9	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Entertainment	431.0	450.6	469.2	486.2	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Excursions	12.5	13.3	14.0	14.7	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Food	416.0	437.9	458.1	479.0	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Shopping	352.1	370.2	387.5	403.8	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Tourism Expenditure In-Country on Travel Within Country	650.5	686.7	721.8	758.3	-	-	-	-
USA - Retail Value RSP - US$ Per Capita - Current Prices - Year-on-Year Exchange Rates	Other Tourism Expenditure In-Country	625.1	680.4	745.9	802.7	-	-	-	-
USA - '000	Population: National Estimates at January 1st	316,355.2	318,726.3	321,105.2	323,499.0	325,875.5	328,202.2	330,647.0	332,937.6

Research Sources:
Population: National Estimates at January 1st: Euromonitor International from national statistics/UN
Travel and Tourism: Euromonitor from trade sources/national statistics

Date Exported (GMT): 05/04/2013 00:43:55
© Euromonitor International

TRAVEL ACCOMMODATION IN CHINA
Passport 4

Hotels	291.7	304.3	293.9	280.6	323.5	360.5
- Chained Hotels	51.0	56.3	56.2	55.1	69.1	81.9
- Independent Hotels	240.7	248.1	237.7	225.5	254.4	278.6
Other Travel Accommodation	164.2	182.4	201.6	208.5	220.7	232.7
- Campsites	-	-	-	-	-	-
- Chalets	0.2	0.3	0.3	0.3	0.4	0.4
- Guesthouses	87.8	98.0	108.2	114.2	115.6	116.9
- Hostels	0.2	0.2	0.2	0.2	0.3	0.3
- Motels	0.1	0.1	0.1	0.1	0.2	0.2
- Private Accommodation	75.7	83.6	92.5	93.4	104.1	114.7
- Self-Catering Apartments	0.2	0.2	0.2	0.2	0.2	0.2
- Other Other Travel Accommodation	-	-	-	-	-	-
Travel Accommodation	455.8	486.7	495.5	489.1	544.2	593.2

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

Item 2-3

Table 2 Travel Accommodation Outlets by Category: Units 2006-2011

outlets

	2006	2007	2008	2009	2010	2011
Hotels	94,875	98,368	101,109	103,368	109,379	115,155
- Chained Hotels	2,019	2,154	2,236	2,516	2,980	3,436
- Independent Hotels	92,856	96,214	98,873	100,852	106,399	111,719
Other Travel Accommodation	194,485	206,020	211,623	216,962	225,217	234,537
- Campsites	-	-	-	-	-	-
- Chalets	68	74	78	79	83	87
- Guesthouses	82,568	83,154	84,526	86,570	87,401	88,188
- Hostels	74	85	90	94	95	96
- Motels	28	37	42	44	48	51
- Private Accommodation	111,656	122,545	126,757	130,041	137,453	145,975
- Self-Catering Apartments	91	125	130	134	137	140
- Other Other Travel Accommodation	-	-	-	-	-	-
Travel Accommodation	289,360	304,388	312,732	320,330	334,596	349,692

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

Table 3 Travel Accommodation by Broad Category: Number of Rooms 2006-2011

'000 rooms

	2006	2007	2008	2009	2010	2011
Hotels	9,197.8	9,340.1	9,703.3	10,013.2	10,572.6	11,291.5
Other Travel Accommodation	15,653.3	16,387.6	17,643.3	18,507.4	18,914.5	19,311.7
Travel Accommodation	24,851.0	25,727.7	27,346.5	28,520.6	29,487.1	30,603.2

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

© Euromonitor International

TRAVEL ACCOMMODATION IN CHINA Passport 6

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources
Note: Others refers to offline sales made face to face or by phone

Item 2-4

Table 6 Hotel National Brand Owners by Market Share 2007-2011

% retail value rsp Company	2007	2008	2009	2010	2011
InterContinental Hotels Group Plc	1.8	2.2	2.1	2.6	2.5
Shanghai Jingjiang Holdings Co Ltd	1.8	2.1	2.2	2.3	2.3
Starwood Hotels & Resorts Worldwide Inc	1.0	1.2	1.7	1.8	1.8
Homeinns Hotel & Management Co Ltd	0.4	0.7	1.3	1.7	1.8
Marriott International Inc	1.2	1.3	1.4	1.3	1.3
China Lodging Group Ltd	0.1	0.3	0.6	0.9	1.2
Shanghai Motel Chain Co Ltd	0.3	0.4	0.9	1.0	1.1
Jinling Hotels & Resorts Corp	0.8	0.9	1.0	1.1	1.1
Accor Group	1.0	1.3	1.1	1.1	1.1
Shangri-La Hotel & Resort Inc	1.1	1.1	1.1	1.0	1.0
7 Days Group Holdings Ltd	0.1	0.2	0.4	0.8	1.0
HK Metropark Hotels Management Co Ltd	0.3	0.4	0.4	0.4	0.4
Conifer International Hotel	0.6	0.6	0.4	0.4	0.4
Gloria International Hotels	0.4	0.5	0.3	0.3	0.3
Ramada Worldwide Inc	-	0.3	0.3	0.3	0.3
Oriental Hotel Holdings Co Ltd	0.5	0.4	-	-	-
Others	88.7	86.0	84.7	83.1	82.6
Total	100.0	100.0	100.0	100.0	100.0

In total 9.7

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

Table 7 Hotel Brands by Key Performance Indicators 2011

	revPAR (Local currency)	Rooms per outlet	Sales per outlet (Local currency million)	Sales per room (Local currency)	Average daily room rate (Local currency)	Number of outlets
7 Days	142.2	101.2	4.5	44,366.4	160.1	784.0
Conifer	316.8	347.1	40.1	115,632.0	480.0	34.0
Courtyard	420.0	328.0	57.8	176,250.2	625.0	10.0
Crowne Plaza	638.4	338.2	78.8	233,016.0	840.0	46.0
Four Points by Sheraton	442.4	333.1	53.8	161,476.0	632.0	13.0

© Euromonitor International

TRAVEL ACCOMMODATION IN THE US Passport 8

Hotels	3,819.8	3,897.6	3,999.0	4,118.9	4,209.6	4,255.9
Other Travel Accommodation	4,798.1	4,825.7	4,869.5	4,912.1	4,946.7	4,973.1
Travel Accommodation	8,617.9	8,723.3	8,868.5	9,031.0	9,156.3	9,229.0

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

Table 4 Travel Accommodation Sales: Internet Transaction Value 2006-2011

US$ million

	2006	2007	2008	2009	2010	2011
Internet	37,685.6	42,741.4	45,148.7	43,175.6	46,804.3	50,991.7
- Direct Suppliers	20,298.5	24,005.1	25,042.8	23,074.3	25,697.9	28,591.2
- Intermediaries	17,387.1	18,736.4	20,105.9	20,101.2	21,106.4	22,400.5
Others	92,407.1	95,939.2	95,052.5	78,254.0	81,515.7	86,769.2
Total	130,092.7	138,680.6	140,201.2	121,429.6	128,320.0	137,760.9

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources
Note: Others refers to offline sales made face to face or by phone

Item 2-4

Table 5 Hotel National Brand Owners by Market Share 2007-2011

% retail value rsp

Company	2007	2008	2009	2010	2011
Marriott International Inc	15.6	15.7	15.9	16.0	16.3
Hilton Worldwide	-	-	15.7	15.7	16.2
InterContinental Hotels Group Plc	8.5	8.8	9.2	9.2	9.6
Wyndham Worldwide Corp	5.9	6.2	6.2	6.1	7.5
Starwood Hotels & Resorts Worldwide Inc	6.0	6.2	5.7	6.3	6.9
Choice Hotels International Inc	5.4	5.6	5.8	5.7	5.5
Carlson Cos Inc	3.9	4.5	4.5	3.9	3.4
Best Western International Inc	3.4	3.4	3.5	3.2	3.2
Hyatt Hotels Corp	-	-	3.3	3.0	2.9
Accor North America	1.4	1.4	1.5	1.4	1.4
Red Roof Inn Inc	0.4	0.5	0.5	0.4	0.4
Hilton Hotels Corp	14.6	15.4	-	-	-
Global Hyatt Corp	3.0	3.4	-	-	-
US Franchise Systems Inc	0.5	-	-	-	-
Cendant Corp	0.4	0.4	0.4	0.6	-
Hilton Group Plc	-	-	-	-	-
Ramada Franchise Systems Inc	-	-	-	-	-
Six Continents Plc	-	-	-	-	-
Others	30.8	28.6	27.9	28.4	26.7
Total	100.0	100.0	100.0	100.0	100.0

In total 56.5

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

© Euromonitor International

TRAVEL ACCOMMODATION IN CHINA Passport 5

Table 4 Regional Hotel Parameters 2011

Unit

	5-star	4-star	3-star	2-star	1-star	Unrated
Anhui	18.0	96.0	182.0	106.0	1.0	2,700.0
Beijing	62.0	138.0	263.0	221.0	24.0	4,510.0
Fujian	25.0	114.0	200.0	61.0	1.0	4,275.0
Guangdong	92.0	200.0	651.0	210.0	5.0	5,743.0
Guangxi	15.0	56.0	229.0	118.0	2.0	4,163.0
Hainan	22.0	56.0	93.0	19.0	3.0	1,699.0
Hebei	20.0	117.0	243.0	115.0	5.0	2,515.0
Henan	13.0	74.0	275.0	123.0	2.0	2,190.0
Jiangsu	61.0	199.0	378.0	189.0	-	4,625.0
Other Domestic Tourism Destinations	-	-	-	-	-	-
Shandong	29.0	158.0	491.0	214.0	1.0	4,339.0
Shanghai	45.0	67.0	126.0	60.0	1.0	3,822.0
SiChuan	22.0	92.0	213.0	168.0	9.0	1,905.0
Tianjin	11.0	38.0	49.0	14.0	1.0	1,607.0
Yunnan	17.0	66.0	203.0	427.0	29.0	3,414.0
Zhejiang	49.0	167.0	395.0	416.0	35.0	4,714.0

	Number of rooms '000	Number of beds '000	Occupancy rate %
Anhui	310.0	-	51.0
Beijing	540.0	-	68.3
Fujian	482.0	-	60.8
Guangdong	603.0	-	70.0
Guangxi	446.0	-	50.8
Hainan	208.0	-	60.2
Hebei	291.0	-	50.0
Henan	274.0	-	51.2
Jiangsu	493.0	-	58.1
Other Domestic Tourism Destinations	-	-	-
Shandong	493.0	-	49.6
Shanghai	459.0	-	70.4
SiChuan	196.0	-	60.0
Tianjin	196.0	-	54.5
Yunnan	366.0	-	53.2
Zhejiang	508.0	-	55.2

Source: Euromonitor International from official statistics, trade associations, trade press, company research, trade interviews, trade sources

Table 5 Travel Accommodation Sales: Internet Transaction Value 2006-2011

RMB bn

	2006	2007	2008	2009	2010	2011
Internet	5.0	7.3	8.9	10.3	17.2	22.2
- Direct Suppliers	0.5	0.7	0.9	1.0	1.6	2.1
- Intermediaries	4.4	6.5	8.0	9.3	15.5	20.1
Others	450.9	479.4	486.6	478.8	527.1	571.0
Total	455.8	486.7	495.5	489.1	544.2	593.2

Item 2-5

© Euromonitor International

图1 2006-2011年民航运输总周转量

亿吨公里
%
700
600
500
400
300
200
100
0
50
40
30
20
10
0
运输总周转量
比上年增长
305.8
365.3
376.8
427.1
538.5
577.4
17
19.5
3.1
13.4
26.1
7.2
2006
2007
2008
2009
2010
2011

2. 旅客运输量

Item 3-1

2011年，全行业完成旅客运输量29317万人次，比上年增加2548万人次，增长9.5%。国内航线完成旅客运输量27199万人次，比上年增加2361万人次，增长9.5%，其中港澳台航线完成760万人次，比上年增加88万人次，增长13.1%；国际航线完成旅客运输量2118万人次，比上年增加187万人次，增长9.7%。

图2 2006-2011年民航旅客运输量

亿人次
%
3.5
3
2.5
2
1.5
1
0.5
0
50
40
30
20
10
0
旅客运输量
比上年增长
1.6
1.86
1.93
2.31
2.68
2.93
15.5
16.3
3.6
19.7
16.1
9.5
2006
2007
2008
2009
2010
2011

-1-

表4　2011年我国定期航班条数及里程

指标（单位）	数 量
航线条数（条）	2290
国内航线	1847
其中：港澳台航线	91
国际航线	443
按重复距离计算的航线里程（万公里）	512.77
国内航线	318.0
其中：港澳台航线	13.57
国际航线	194.77
按不重复距离计算的航线里程（万公里）	349.06
国内航线	199.62
其中：港澳台航线	13.51
国际航线	149.44

截至2011年底，定期航班国内通航城市175个（不含香港、澳门、台湾），定期航班通航香港的内地城市45个，通航澳门的内地城市14个，通航台湾的大陆城市37个。

8．对外关系

截至2011年底，我国与其他国家或地区签订双边航空运输协定114个，比2010年底增加2个。其中：亚洲43个国家，非洲23个国家，欧洲35个国家，美洲8个国家，大洋洲4个国家，地区组织1个。

9．运输航空（集团）公司生产　Item 3-1

截至2011年底，我国共有运输航空公司47家，按不同类别划分：

国有控股公司38家，民营和民营控股公司9家；

-7-

As of the end of 2011, there are 47 passengers and cargo airlines in total in China.

11 pure cargo airlines

Item 3-1

全货运航空公司11家；

中外合资航空公司16家；

上市公司5家。

Air China Group

中航集团完成飞行小时154.9万小时，完成运输总周转量181.8亿吨公里，比上年增加3.7%，完成旅客运输量0.78亿人次，比上年增加8.1%，完成货邮运输量174.7万吨，比上年降低3.0%。

东航集团完成飞行小时130.1万小时，完成运输总周转量137.7亿吨公里，比上年增加1.2%，完成旅客运输量0.69亿人次，比上年增加5.9%，完成货邮运输量149.7万吨，比上年降低9.2%。

南航集团完成飞行小时150.7万小时，完成运输总周转量144.7亿吨公里，比上年增加10.4%，完成旅客运输量0.81亿人次，比上年增加5.5%，完成货邮运输量113.5万吨，比上年增加1.6%。

海航集团完成飞行小时68.5万小时，完成运输总周转量63.7亿吨公里，比上年增加11.6%，完成旅客运输量0.36亿人次，比上年增加16.6%，完成货邮运输量55.3万吨，比上年增加5.9%。

其他航空公司共完成飞行小时55.3万小时，完成运输总周转量49.5亿吨公里，比上年增加26.9%，完成旅客运输量0.30亿人次，比上年增加28%，完成货邮运输量64.4万吨，比上年增加18.8%。

China Southern Airlines Group

China Eastern Airlines Group

- 8 -

(Item 4-1)

国家发展和改革委员会、中国民用航空总局公告
（2004年 第18号）

《民航国内航空运输价格改革方案》已经国务院批准，现予公布，自2004年4月20日起实行。

特此公告。

附：民航国内航空运输价格改革方案

中华人民共和国国家发展和改革委员会

中国民用航空总局
二00四年三月十七日

附： 民航国内航空运输价格改革方案

(Civil Aviation Domestic Airline Airfare Reform Plan)

一、改革的必要性

（一）为了促进民航运输业健康发展，国务院决定对民航体制进行改革。民航运价改革是体制改革的重要内容之一，必须与体制改革同步进行，以适应航空运输市场发展的需要。

（二）改革开放以来，我国民航运输业迅速发展。市场规模不断扩大，旅客构成发生了深刻的变化，市场竞争日趋激烈。民航国内航空运价的管理经历了从政府严格管制到逐渐放松管制的反复探索过程。价格政策对促进民航运输业的持续快速发展发挥了积极作用。

（三）由于宏观经济环境和市场供求关系的变化，我国民航运价形成，在体制和机制方面存在的一些深层次矛盾和问题逐步显现。主要表现在：价格形成机制不合理，价格形式单一，不适应市场细分、旅客多层次需求的要求；管理权限比较集中，市场配置资源的基础性作用发挥不够；民航价格管理法规及市场竞争规则不健全，管理手段落后，市场秩序不规范。

二、改革的指导思想、原则和目标

（四）指导思想：按照国务院国发[2002]6号文件精神，从我国国情出发，在总结、借鉴国内外民航价格改革经验教训的基础上，积极稳妥地推进民航价格体制改革，逐步建立适应社会主义市场经济体制和民航体制要求的民航客货运输价格形成机制。

（五）基本原则：一是在政府宏观调控下，逐步扩大民航运输企业定价自主权，通过合理价格竞争，优化资源配置；二是建立通过市场竞争形成价格的机制，鼓励航空运输企业降低成本，拓展航空运输市场；三是规范企业经营行为，提高民航价格透明度，保护消费者合法权益；四是加强政府对价格活动的监督和调控，维护正常的价格秩序；五是适应现阶段经济发展水平，根据民航体制和企业制度改革进展

情况，积极稳妥，分步推进价格形成机制改革。

（六）改革目标：建立适应社会主义市场经济体制要求，政府宏观调控、企业自主有限浮动、反映市场供求变化的客货运输价格形成机制。即政府根据航空运输的社会平均成本，市场供求状况，社会承受能力合理确定基准价及浮动幅度；航空运输企业在规定的幅度内，确定具体价格。加强对航空运输业的宏观调控，强化市场监管，防止恶性竞争。

Item 4-1

三、改革的具体措施

Article 7→ （七）国内航空运价以政府指导价为主，政府价格主管部门由核定航线具体票价的直接管理改为对航空运输基准价和浮动幅度的间接管理。国家发展改革委会同民航总局，依据航空运输的社会平均成本、市场供求状况、社会承受能力，确定国内航空客货运输基准价和浮动幅度。

Article 8→ （八）民航国内航空旅客运输票价以现行航空运输企业在境内销售执行的各航线公布票价为基准价（平均每客公里0.75元）。

对方案执行过程中发现不合理的个别航线基准价，由民航总局商国家发展改革委适当调整。

（九）省、自治区内，及直辖市与相邻省、自治区、直辖市之间的短途航线，已经与其他替代运输方式形成竞争的，实行市场调节价，不规定票价浮动幅度。具体航线目录由民航总局商国家发展改革委规定，并通过航空价格信息系统（AIRTIS.NET，下同）对外公布。

Article 10

（十）除第（九）条规定航线外，民航国内航空旅客运输票价实行浮动幅度管理。

票价上浮幅度最高不得超过基准价的25%。

票价下浮幅度，根据不同航线情况，按下列规定执行：

部分以旅游客源为主的航线票价下浮幅度不限，具体航线目录由民航总局商国家发展改革委规定，并通过航空价格信息系统对外公布。

航空运输企业独家经营的航线票价下浮幅度不限。

除上述实行市场调节价和票价下浮幅度不限的航线外，其他国内航线票价下浮幅度最大不得超过基准价的45%；少数航线因特殊情况需要突破票价统一浮动下限的，由有关航空运输企业报民航总局商国家发展改革委批准后执行。

（十一）航空运输企业在政府规定的幅度内，自行制定具体票价种类、水平、适用条件，提前30天通过航空价格信息系统报民航总局、国家发展改革委备案，并对外公布后执行。

（十二）对革命伤残军人和因公致残的人民警察继续实行优惠票价，具体票价优惠办法，由民航总局依据有关法规制定。

允许航空运输企业对教师、学生等特殊消费群体实行优惠票价，具体票价优惠办法，由航空运输企业在不超过革命伤残军人优惠幅度的前提下自行确定，提前30天报民航总局备案，并对外公布后执行。

（十三）由国家发展改革委、民航总局制定民航国内航空运输定价成本审核办法，组织对航空运输企业社会平均成本的合理性进行定期评审。评审结果向社会公布，作为政府制定或调整航空运输价格和市场监管的依据。

（十四）为促进航空货运市场的发展，在继续对民航货物运价实行政府指导价的基础上，进一步完善国内货运价格体系。

Item 5-1

7－1 2009～2010年全国旅行社单位数

NUMBER OF TRAVEL AGENCIES 2009—2010

单 位：家
UNIT：NUMBER

地 区 LOCALITY	旅行社总数 TOTAL TRAVEL AGENCIES	
	2009年 2009	2010年 2010
总 计 TOTAL	20 399	22 691
北 京 BEIJING	805	905
天 津 TIANJIN	267	310
河 北 HEBEI	1 060	1 148
山 西 SHANXI	681	755
内蒙古 INNER MONGOLIA	614	677
辽 宁 LIAONING	1 001	1 145
吉 林 JILIN	473	521
黑龙江 HEILONGJIANG	490	601
上 海 SHANGHAI	851	867
江 苏 JIANGSU	1 646	1 805
浙 江 ZHEJIANG	1 447	1 639
安 徽 ANHUI	795	904
福 建 FUJIAN	626	718
江 西 JIANGXI	647	699
山 东 SHANDONG	1 752	1 842
河 南 HENAN	1 017	1 096
湖 北 HUBEI	816	931
湖 南 HUNAN	610	681
广 东 GUANGDONG	1 047	1 247
广 西 GUANGXI	385	428
海 南 HAINAN	208	299
重 庆 CHONGQING	346	379
四 川 SICHUAN	631	730
贵 州 GUIZHOU	215	261
[illegible]	[illegible]	[illegible]

This data is outdated, please refer to the data on the next page.

Item 5-1

7-1 2010~2011年全国旅行社单位数
NUMBER OF TRAVEL AGENCIES 2010—2011

单 位：家
UNIT：NUMBER

地 区 LOCALITY	旅行社总数 TOTAL TRAVEL AGENCIES	
	2010年 2010	2011年 2011
总 计 TOTAL	22 784	23 690
北 京 BEIJING	905	1 032
天 津 TIANJIN	310	332
河 北 HEBEI	1 148	1 156
山 西 SHANXI	755	762
内蒙古 INNER MONGOLIA	677	696
辽 宁 LIAONING	1 145	1 116
吉 林 JILIN	521	500
黑龙江 HEILONGJIANG	601	629
上 海 SHANGHAI	867	1 010
江 苏 JIANGSU	1 805	1 891
浙 江 ZHEJIANG	1 639	1 760
安 徽 ANHUI	904	969
福 建 FUJIAN	718	702
江 西 JIANGXI	699	709
山 东 SHANDONG	1 842	1 865
河 南 HENAN	1 096	1 098
湖 北 HUBEI	931	1 000
湖 南 HUNAN	681	713
广 东 GUANGDONG	1 247	1 376
广 西 GUANGXI	428	459
海 南 HAINAN	299	295
重 庆 CHONGQING	379	375
四 川 SICHUAN	730	629
贵 州 GUIZHOU	261	253
云 南 YUNNAN	531	587
西 藏 TIBET	78	97
陕 西 SHAANXI	596	607
甘 肃 GANSU	352	381
青 海 QINGHAI	197	209
宁 夏 NINGXIA	86	107
新 疆 XINJIANG	356	375

— 107 —

China Airline Company Ticket Sale Channel and Market Share Overview

① traditional off-line agency channel accounted for 61.6% of total airline ticket sales

中国航空公司机票销售渠道及份额概览

iResearch 艾瑞咨询集团

Item 6-1

Airline Ticket Sale Channels → 航空机票销售渠道：

按照销售商性质
按照营销入口
①
②
③
④
⑤
⑥
⑦
⑧
⑨

说明：④⑥⑦⑧⑨均为网络渠道，④、⑥+⑦、⑧+⑨三者均同为机票的网络销售市场，市场分析角度不同！

- 按照2C销售商性质来分，可分为：
  - ①线下传统代理商渠道，占比达61.6%；
  - ②在线代理商OTA，占比为25.8%；
  - ③航空公司，占比为12.7%；
- 按照2C销售方式来分，可分为：
  - ④网络销售渠道，占比为21.2%，具体可细分为： ← Item 6-6
    - 按照营销入口来分：
      - ⑥第三方机票营销平台，占网络渠道比例达64.7%
      - ⑦非第三方营销平台，占网络销售比例为35.3%
    - 按照销售商性质来分：
      - ⑧OTA渠道，约占网络渠道64.8%
      - ⑨航空公司直销渠道，约占网络渠道35.2% ← Item 6-6
  - ⑤非网络渠道，占比为78.8%；

14

④ online sale channel accounted for 21.2% of total airline ticket sales.

⑨ airline company direct sale channel accounted for 35.2% of online sale channel.

Categorized by nature of seller

4

Size and Structure of the U.S. Online Travel Market November 2012

Segment Change

Figure 1.15
U.S. Online Leisure/Unmanaged Business Travel Growth Rates (%) by Segment, 2011 and 2012

30%
25%
20%
15%
10%
5%
0%
2011
2012
16%
12%
12%
6%
28%
14%
10%
12%
12%
9%
4%
3%
Airline
Car Rental
Cruise
Hotel
Rail
Packages*

*Online package sales reflect sales of tour operator websites and dynamic packages by OTAs.
Notes: 2012 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Item 6-1

Figure 1.16
U.S. Online Leisure/Unmanaged Business Travel as Percentage of Total Travel Market: Online Penetration by Segment, 2010–2014

Item 6-3

	2010	2011	2012	2013	2014
Airline	50%	51%	53%	53%	54%
Car Rental	43%	44%	45%	45%	46%
Cruise	11%	13%	15%	17%	18%
Hotel & Lodging	31%	31%	32%	33%	34%
Rail	52%	54%	55%	56%	57%
Packaging*	5%	5%	5%	5%	5%
Total Online	39%	40%	42%	43%	43%

Item 6-4

*Includes traditional packages and online packages (dynamic packaging)
Notes: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Item 6-2

Online Penetration by Segment

Airlines reached a milestone in 2011: Their goal to sell more than half their ticket volume online came to fruition (51%). By the end of 2012, 53% of airline passenger revenue will be booked online (see Figures 1.16 and 1.17). However, airlines do not have the highest penetration rates among suppliers – rail has that distinction. By the end of 2012, 55% of Amtrak's revenues will be booked on the railway's website. Only car rental comes close to that, with 45% online penetration by 2012. Close to one third (32%) of hotel and lodging sales will be generated online by 2012. On the other end of the spectrum, only 5% of traditional vacation packages will be booked online by 2012, as well as 15% of cruise.

Supplier Websites vs. OTAs

Suppliers are winning the ongoing distribution battle between supplier websites and OTAs. In

Page 10

©2012 PhoCusWright Inc. All Rights Reserved.

PhoCusWright's U.S. Online Travel Overview Twelfth Edition November 2012

Figure 1.21
U.S. Online Leisure/Unmanaged Business Travel Market by Channel (US$M), 2010–2014

	2010	2011	2012	2013	2014
Airline Website	37,393	45,992	52,680	56,367	60,246
Percent Change	*13%*	*23%*	*15%*	*7%*	*7%*
Airline OTA	17,483	17,833	18,569	19,405	20,484
Percent Change	*9%*	*2%*	*4%*	*5%*	*6%*
Hotel Website	16,598	18,718	21,365	23,730	25,584
Percent Change	*10%*	*13%*	*14%*	*11%*	*8%*
Hotel OTA	13,842	14,847	16,100	17,129	17,904
Percent Change	*14%*	*7%*	*8%*	*6%*	*5%*
Car Rental Website	4,249	4,848	5,230	5,498	5,728
Percent Change	7%	14%	8%	5%	4%
Car Rental OTA	2,092	2,244	2,272	2,319	2,407
Percent Change	*1%*	*7%*	*1%*	*2%*	*4%*
TVP Website[1]	749	779	802	818	831
Percent Change	*11%*	*4%*	*3%*	*2%*	*2%*
Rail Website	888	998	1,084	1,155	1,219
Percent Change	*13%*	*12%*	9%	7%	6%
Rail OTA	-	-	-	-	-
Percent Change	-	-	-	-	-
Cruise Website	646	962	1,182	1,513	1,785
Percent Change	*33%*	*49%*	*23%*	*28%*	*18%*
Cruise OTA	847	950	1,007	1,128	1,230
Percent Change	*19%*	*12%*	*6%*	*12%*	9%
Total Supplier Website	**60,524**	**72,297**	**82,342**	**89,082**	**95,392**
Percent Change	*12%*	*19%*	*14%*	*8%*	*7%*
Total OTA, U.S.	**34,265**	**35,874**	**37,948**	**39,981**	**42,025**
Percent Change	*11%*	*5%*	*6%*	*5%*	*5%*
OTA International Suppliers/Other[2]	5,211	5,575	5,988	6,459	7,109
Percent Change	*11%*	*7%*	*7%*	*8%*	*10%*
Total OTA	**39,475**	**41,449**	**43,936**	**46,440**	**49,135**
Percent Change	*11%*	*5%*	*6%*	*6%*	*6%*
Total Online Travel Market	**99,999**	**113,746**	**126,278**	**135,522**	**144,756**
Percent Change	*11%*	*14%*	*11%*	*7%*	*7%*

Item 6-5

[1]TVP or tour operator.
[2]Refers to U.S. OTA sales of products from non-U.S. suppliers, as well as bookings from activities, shows, events and travel insurance.
Notes: Online agency dynamic packaging figures are not included in totals because these bookings are accounted for in segment sales; 2012-2014 projected

©2012 PhoCusWright Inc. All Rights Reserved.
Page 15

Online Travel Agencies: Settling Into Maturity November 2012

Figure 2.7

Top Four OTAs U.S. Market Share, 2011 and 1H12

2011
1H12
Expedia
Orbitz
Travelocity*
Priceline
46%
23%
48%
22%

*PhoCusWright estimate
Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Figure 2.8

Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 2011

Item 6-5

	Gross Bookings			Year-Over-Year Growth		
	U.S.	International	Global	U.S.	International	Global
Expedia	17,789	11,393	29,181	6%	23%	12%
Orbitz	9,098	2,243	11,340	-5%	24%	0%
Priceline	4,749	16,909	21,658	14%	78%	59%

Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 1H12

	Gross Bookings			Year-Over-Year Growth		
	U.S.	International	Global	U.S.	International	Global
Expedia	10,696	6,680	17,378	14%	13%	14%
Orbitz	4,892	1,221	6,113	2%	3%	2%
Priceline	2,637	11,403	14,041	8%	42%	34%

Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition and company reports

Figure 2.9

OTA Mobile Gross Bookings,* Share of Online Travel Agency Website Bookings and Annual Change (US$M), 2010-2014

	2010	2011	2012	2013	2014
Total Mobile Bookings	177	1,086	3,450	6,767	9,875
Change	-	*513%*	*218%*	*96%*	*46%*
Share of OTA Gross Bookings	0.4%	3%	8%	15%	22%

*Includes mobile phones and tablets
Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Page 26
©2012 PhoCusWright Inc. All Rights Reserved.

PhoCusWright's U.S. Online Travel Overview Twelfth Edition November 2012

Item 6-6

Figure 1.19

Channel Market Share (%) of Online Revenue by Segment, 2010-2014

	2010	2011	2012	2013	2014
Airline					
Supplier Website Share of Online Revenue	68%	72%	74%	74%	75%
OTA Share of Online Revenue	32%	28%	26%	26%	25%
Hotel					
Supplier Website Share of Online Revenue	55%	56%	57%	58%	59%
OTA Share of Online Revenue	45%	44%	43%	42%	41%
Cruise					
Supplier Website Share of Online Revenue	43%	50%	54%	57%	59%
OTA Share of Online Revenue	57%	50%	46%	43%	41%
Car Rental					
Supplier Website Share of Online Revenue	67%	68%	70%	70%	70%
OTA Share of Online Revenue	33%	32%	30%	30%	30%
Packaging					
Supplier Website Share of Online Revenue	12%	13%	13%	13%	14%
OTA Share of Online Revenue	88%	87%	87%	87%	86%
Total					
Supplier Website Share of Online Revenue	**61%**	**64%**	**65%**	**66%**	**66%**
OTA Share of Online Revenue	**39%**	**36%**	**35%**	**34%**	**34%**

Notes: Online agency dynamic packaging figures not included in totals because these bookings are counted in segment sales; 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

are transacted online as some of the segment's biggest lines finally start to see major increases in direct online sales.

The only segment that continues to be dominated by OTAs is packaging. That is because TVPs and tour operators seldom sell online and most packaging sales are air/hotel combinations created dynamically via OTAs.

So why are supplier websites so successful? There are many reasons – some technical, some economic, and some consumer-driven.

On the technical side, supplier websites have improved substantially from the days of frustrating wait times and technical glitches. Airline websites offer ancillary services such as extra legroom; currently just one OTA has that capability (Priceline), and so far only for one airline (American). Hotel websites look more like OTAs, providing reviews, destination information and cross-shopping among brands. And cruise lines finally have attractive websites that work. (Just a few years ago, most cruise brands did not even have booking engines).

The economy's impact is more complicated. The rule of thumb is that an improving economy allows suppliers to reduce the inventory they allow OTAs to sell. In a downturn, though, suppliers turn to the OTA channel to move unsold inventory. According to those rules, an improved economy since 2009 would lead to healthier supplier websites. The conundrum is that while the U.S. did not sink into a depression (and the recession technically ended in June 2009), the economy has remained soft. That suppliers have continued to make gains despite this weak market is testament to their perseverance at channel management.

The consumer-driven influence is tied to loyalty and age. While most consumers prefer to book via OTAs, travelers who spend the most on their trips use supplier websites. This group includes frequent business travelers and seasoned travelers who prefer specific brands. Figure 1.20 shows how usage of supplier websites for bookings rises for both air and lodging as traveler age increases.

Figure 1.21 shows percentage gains for supplier websites and OTAs for all categories.

©2012 PhoCusWright Inc. All Rights Reserved.
Page 13

Airlines: Mercy is for the Weak November 2012

Item 6-6

Figure 3.1

U.S. Airline Internet Leisure/Unmanaged Business Gross Bookings (US$M), 2010-2014

	2010	2011	2012	2013	2014
Airline Branded Websites	37,393	45,992	52,680	56,367	60,246
Percent Change	*13%*	*23%*	*11%*	*7%*	*7%*
Online Travel Agencies (OTAs)	17,483	17,833	18,569	19,405	20,484
Percent Change	*9%*	*2%*	*4%*	*5%*	*6%*
Total	54,877	63,825	71,249	75,772	80,730
Percent Change	*12%*	*16%*	*12%*	*6%*	*7%*
Airline Branded Website Share	68%	72%	74%	74%	75%
OTA Share	32%	28%	26%	26%	25%
Total Online Travel Market	98,999	113,746	126,278	135,522	144,526
Airline Share of Online Travel Market	55%	56%	56%	56%	56%
All Airline Revenue (Flown)	109,696	124,147	135,324	142,090	150,615
Percent Change	*13%*	*13%*	*9%*	*5%*	*6%*
Airline Website Share of All Airline Revenue	34%	37%	39%	40%	40%
OTA Share of All Airline Revenue	16%	14%	14%	14%	14%
Percent of All Airline Revenue Booked Online	50%	51%	53%	53%	54%

Note: 2012-2014 projected
Source: PhoCusWright's U.S. Online Travel Overview Twelfth Edition

Overview

The U.S. airline industry has a legacy of boom and bust cycles, but where do 2011 and 2012 fit into that cyclical tradition? Amid only slight improvements in leisure demand, U.S. airlines managed to achieve impressive passenger revenue gains in 2011. But profits were well below 2010 levels. Steady corporate demand, strict capacity management, and rising fares helped keep most carriers' bottom lines in the black as oil prices continued to rise.

This set of factors seems to be the new normal for the airline industry, as 2012 unfolds much like 2011. Demand is flat, capacity is tight, and fares and fuel prices are up. But the strategy whereby capacity containment drives fare increases and better per-ticket yields may be reaching its limits. The U.S. economy is still tepid, so leisure travel remains well below 2008 levels, and corporate demand – the engine of growth in 2010 and 2011 – has started to sputter. A presidential election, seemingly bottomless economic malaise in Europe, and uncertainty across the Middle East certainly do not help.

Between the pressure of high fuel prices and the limits of flat demand, airlines are feeling squeezed. They inevitably respond by adding ancillaries and ruthlessly cutting costs where they can. Airlines have never been more focused on upending the established order of things – from the very structure of their product marketing to the long-standing agreements with distributors – to achieve their goals. Carriers are aggressively investing in their websites, in online merchandising, and in rapidly evolving mobile opportunities – especially with their treasured frequent fliers. In the process, carriers are mercilessly muscling in on the market share of online intermediaries. The big, public battles between American Airlines, Orbitz and Expedia in 2011 may have subsided on the surface, but the wholesale realignment of the air travel distribution

Page 30 ©2012 PhoCusWright Inc. All Rights Reserved.

CNNIC 中国互联网络信息中心

报告摘要

Item 7-1

一、基础数据

◇ 截至2012年12月底，我国网民规模达5.64亿，全年共计新增网民5090万人。互联网普及率为42.1%，较2011年底提升3.8个百分点。

◇ 截至2012年12月底，我国手机网民规模为4.20亿，较上年底增加约6440万人，网民中使用手机上网的用户占比由上年底的69.3%提升至74.5%。

◇ 我国网民中农村人口占比为27.6%，相比2011年略有提升，规模达到1.56亿，比上年底增加约1960万人。

◇ 70.6%的网民通过台式电脑上网，相比上年底下降了近三个百分点。通过笔记本电脑上网的网民比例与上年底相比略有降低，为45.9%。手机上网的比例保持较快增速，从69.3%上升至74.5%。

◇ 我国域名总数为1341万个，其中".CN"域名总数为751万，占比为56.0%；".中国"域名总数为28万。中国网站总数（即网站的域名注册者在中国境内的网站数，包括在境内接入和境外接入）继续回升至268万个。

◇ 截至2012年12月底，受访中小企业中，使用计算机办公的比例为91.3%，使用互联网的比例为78.5%，固定宽带普及率为71.0%，开展在线销售、在线采购的比例分别为25.3%和26.5%，利用互联网开展营销推广活动的比例为23.0%。

二、趋势与特点

网民规模增长维持放缓态势，手机网民增势良好

2012年中国互联网普及率为42.1%，较2011年底提升3.8个百分点，普及率的增长幅度相比上年继续缩小。手机网民4.2亿，年增长率为18.1%，网民中使用手机的比例继续提升，第一大上网终端的地位更加稳固，但是手机网民规模与整体PC网民（包括台式电脑和笔记本电脑）相比还有一定差距。

.CN域名增长率高达112.8%，接近中国域名总量一半

截至2012年12月底，中国.CN域名规模为751万，相比去年同期大幅增长了112.8%，

4 第31次中国互联网络发展状况统计报告

Item 7-1

Passport

Historic | '000

Categories	Geographies	2007	2008	2009	2010	2011	2012
Internet Users	China	210,316.8	298,611.5	383,797.8	457,733.5	513,568.5	567,637.9
Internet Users	USA	225,923.4	225,029.5	217,807.8	228,918.8	242,630.2	247,180.3
Internet Users	India	44,958.0	50,642.3	60,120.4	89,415.5	121,868.5	151,169.4
Internet Users	Japan	95,128.3	96,575.3	98,864.6	100,153.7	101,638.3	103,215.6
Internet Users	Brazil	57,277.1	63,360.0	74,129.2	77,502.0	86,505.9	92,924.3
Internet Users	Russia	35,171.9	38,244.6	41,344.7	61,366.8	70,004.1	73,621.6
Internet Users	Germany	61,867.9	64,129.9	64,781.9	67,077.9	67,853.8	68,686.0
Internet Users	Nigeria	8,948.6	23,895.6	30,897.6	38,021.6	46,190.4	52,027.2
Internet Users	United Kingdom	45,640.7	47,968.4	48,044.2	48,381.0	51,248.9	51,966.3
Internet Users	France	40,840.5	43,918.9	44,713.0	50,295.6	50,237.1	51,846.9
Internet Users	Indonesia	13,450.9	18,602.2	16,429.1	26,193.9	43,618.6	48,178.7
Internet Users	Mexico	22,728.8	24,017.2	29,509.6	35,217.9	41,497.8	44,900.6
Internet Users	South Korea	38,294.9	39,648.4	40,132.5	41,356.5	41,715.2	41,979.9
Internet Users	Italy	24,119.7	26,548.5	29,320.0	32,390.7	34,435.8	35,955.8
Internet Users	Egypt	11,897.4	13,636.6	18,564.0	23,799.2	31,064.0	35,015.2
Internet Users	Turkey	18,952.0	24,260.5	26,032.2	28,893.9	31,037.4	34,139.2
Internet Users	Vietnam	17,643.7	20,559.7	23,072.3	26,925.5	31,139.4	33,142.1
Internet Users	Spain	24,510.0	26,988.8	28,596.8	30,260.6	31,199.4	31,913.4
Internet Users	Philippines	5,287.9	5,619.9	8,292.3	23,480.9	27,755.8	29,719.5
Internet Users	Canada	24,104.6	25,555.7	27,084.9	27,403.3	28,620.7	29,160.9
Internet Users	Poland	18,529.0	20,250.8	22,488.7	23,785.9	24,777.2	25,585.1
Internet Users	Colombia	8,670.4	11,523.1	13,697.9	16,899.6	18,960.8	20,849.9
Internet Users	Argentina	10,214.7	11,164.7	13,621.2	16,165.0	19,446.3	20,649.8
Internet Users	Pakistan	11,740.5	12,483.9	13,829.0	15,263.1	17,762.6	18,941.7
Internet Users	Australia	14,595.6	15,326.2	16,170.8	16,769.6	17,635.9	18,367.2
Internet Users	Malaysia	15,142.6	15,367.6	15,593.5	15,905.0	17,417.2	17,962.4
Internet Users	Iran	6,764.9	7,402.4	8,096.3	11,835.8	15,707.7	17,686.4
Internet Users	Morocco	6,667.4	10,367.4	13,065.1	15,656.2	16,459.2	17,379.1
Internet Users	Thailand	13,187.8	12,065.2	13,410.5	15,035.7	15,998.8	17,182.9
Internet Users	Taiwan	14,743.9	15,115.8	16,102.9	16,530.6	16,676.7	16,961.9
Internet Users	Netherlands	14,038.4	14,341.6	14,776.2	15,036.8	15,373.3	15,593.3
Internet Users	Ukraine	3,043.5	5,081.2	8,227.4	10,667.3	13,953.0	15,558.5
Internet Users	Saudi Arabia	7,651.3	9,420.0	10,187.5	11,253.7	13,339.2	14,416.2
Internet Users	Kenya	3,001.5	3,361.0	3,996.1	5,720.6	11,745.4	12,939.9
Internet Users	Venezuela	5,747.7	7,261.3	9,326.0	10,829.8	11,839.5	12,743.6
Internet Users	Peru	7,111.6	8,748.0	9,109.3	10,223.4	10,874.6	11,702.7
Internet Users	South Africa	3,966.0	4,187.0	5,011.0	9,068.6	10,670.4	11,545.6
Internet Users	Romania	6,102.9	6,979.6	7,868.5	8,569.9	9,430.7	10,050.0
Internet Users	Chile	5,971.3	6,264.8	6,578.8	7,701.2	9,307.2	9,781.2
Internet Users	Uzbekistan	2,015.0	2,469.0	4,689.0	5,556.9	8,489.4	9,479.4
Internet Users	Kazakhstan	626.0	1,734.9	2,908.8	5,120.7	7,398.9	8,920.0
Internet Users	Belgium	6,820.7	7,040.1	7,527.2	8,129.9	8,542.0	8,857.6
Internet Users	Sweden	7,473.8	8,264.6	8,423.3	8,406.6	8,568.2	8,661.0
Internet Users	Bangladesh	2,592.3	3,639.4	4,560.8	5,501.6	7,527.6	8,472.8
Internet Users	Czech Republic	5,342.1	6,524.4	6,715.2	7,198.4	7,651.5	7,822.9
Internet Users	Sudan	2,608.1	2,550.4	2,552.0	2,599.0	6,325.8	7,324.5
Internet Users	Austria	5,745.9	6,061.8	6,136.9	6,295.7	6,706.6	6,909.9
Internet Users	Switzerland	5,796.7	6,014.0	6,261.6	6,532.3	6,705.4	6,906.0
Internet Users	Tanzania	2,962.5	3,810.5	4,356.8	4,932.5	5,550.6	6,533.2
Internet Users	Greece	4,008.4	4,283.7	4,774.4	5,019.5	6,002.7	6,226.4
Internet Users	Portugal	4,199.4	4,448.8	4,941.7	5,435.9	5,882.2	6,157.0
Internet Users	Hungary	5,365.3	5,625.4	4,814.9	5,307.6	5,891.6	6,055.7
Internet Users	United Arab Emirates	3,057.6	3,918.0	5,167.1	5,576.0	5,784.8	5,974.4
Internet Users	Israel	3,455.6	4,340.7	4,724.9	5,145.9	5,434.3	5,771.7
Internet Users	Algeria	3,204.6	3,504.8	3,924.9	4,433.5	5,037.2	5,770.5
Internet Users	Hong Kong, China	4,481.8	4,640.9	4,839.1	5,057.4	5,268.3	5,434.5
Internet Users	Syria	2,099.4	2,749.2	3,465.7	4,225.0	4,674.8	5,239.1
Internet Users	Azerbaijan	1,260.1	1,499.6	2,444.7	4,138.9	4,555.6	5,184.0
Internet Users	Ecuador	1,495.8	2,642.7	3,508.3	4,199.1	4,605.1	5,147.9
Internet Users	Denmark	4,631.7	4,655.5	4,786.1	4,910.4	5,004.6	5,094.0
Internet Users	Uganda	1,115.7	2,478.9	3,167.9	4,178.1	4,494.2	4,971.9
Internet Users	Finland	4,262.7	4,434.9	4,393.7	4,649.9	4,803.9	4,884.1
Internet Users	Norway	4,069.3	4,290.5	4,419.2	4,537.1	4,623.6	4,712.5
Internet Users	Tunisia	1,721.7	2,799.6	3,499.5	3,817.6	4,096.3	4,434.6
Internet Users	Yemen	1,100.5	1,560.0	2,324.2	2,970.5	3,697.6	4,181.3
Internet Users	Belarus	1,887.2	2,194.8	2,609.6	3,021.0	3,754.6	4,180.2
Internet Users	Slovakia	3,319.2	3,549.7	3,767.1	4,081.0	4,017.3	4,141.9
Internet Users	Ghana	875.2	994.0	1,296.5	3,097.8	3,524.3	4,071.7
Internet Users	Dominican Republic	1,683.3	2,012.2	2,715.7	3,117.2	3,569.9	3,978.2
Internet Users	New Zealand	2,949.6	3,074.9	3,439.7	3,625.3	3,800.5	3,905.5
Internet Users	Bulgaria	2,561.4	2,997.2	3,373.4	3,438.9	3,764.8	3,881.8
Internet Users	Singapore	3,207.4	3,339.2	3,441.4	3,604.5	3,680.4	3,810.8
Internet Users	Sri Lanka	786.5	1,187.1	1,814.2	2,503.2	3,156.5	3,788.0
Internet Users	Ireland	2,611.2	2,882.4	3,025.4	3,173.2	3,511.2	3,624.1
Internet Users	Angola	561.8	830.7	1,113.8	1,908.2	2,897.9	3,512.0
Internet Users	Bolivia	993.6	1,202.3	1,641.9	2,224.3	3,026.4	3,472.9
Internet Users	Croatia	1,840.4	2,244.8	2,495.6	2,669.6	3,119.8	3,196.3
Internet Users	Serbia	2,452.3	2,622.1	2,794.6	2,988.4	3,070.0	3,195.7
Internet Users	Nepal	400.2	500.1	579.7	2,375.8	2,741.1	3,057.9
Internet Users	Kuwait	865.6	1,150.6	1,536.6	2,043.5	2,695.0	3,008.3
Internet Users	Cuba	1,317.7	1,458.1	1,613.9	1,790.0	2,612.6	2,871.4
Internet Users	Senegal	884.5	1,250.7	1,756.7	1,989.4	2,236.5	2,618.1
Internet Users	Bosnia-Herzegovina	1,073.2	1,332.3	1,450.7	1,998.9	2,305.9	2,433.5
Internet Users	Lebanon	771.6	936.5	1,264.2	1,846.6	2,218.1	2,395.7
Internet Users	Jordan	1,133.5	1,345.3	1,566.7	1,682.9	2,209.2	2,393.4
Internet Users	Oman	427.4	527.2	1,395.8	1,725.1	1,831.8	2,134.0
Internet Users	Zimbabwe	1,365.4	1,434.2	1,428.5	1,445.7	2,017.9	2,133.8
Internet Users	Costa Rica	1,266.3	1,459.2	1,572.0	1,693.5	1,880.6	2,126.2
Internet Users	Afghanistan	583.5	550.1	1,088.2	1,256.5	1,623.1	2,046.2
Internet Users	Lithuania	1,616.5	1,768.5	1,888.2	1,948.7	1,985.7	2,011.6
Internet Users	Guatemala	974.8	1,135.9	1,304.5	1,508.6	1,728.1	1,966.0
Internet Users	Puerto Rico	1,050.1	1,430.6	1,559.7	1,698.3	1,801.2	1,888.2
Internet Users	Iraq	269.9	298.9	326.2	791.8	1,635.3	1,880.4
Internet Users	Uruguay	1,134.1	1,315.0	1,403.4	1,563.1	1,737.3	1,794.1
Internet Users	Georgia	363.0	438.6	880.1	1,180.7	1,606.2	1,787.0
Internet Users	Paraguay	686.0	889.0	1,198.5	1,278.0	1,569.2	1,778.8
Internet Users	Zambia	588.1	688.2	803.6	1,308.9	1,550.5	1,710.1
Internet Users	Panama	746.5	1,151.7	1,352.6	1,410.2	1,524.5	1,692.4
Internet Users	Albania	475.2	757.4	1,314.1	1,441.9	1,575.2	1,679.7
Internet Users	Qatar	450.8	641.7	870.1	1,399.5	1,562.3	1,645.9
Internet Users	Slovenia	1,140.7	1,175.0	1,300.7	1,432.9	1,476.1	1,548.3
Internet Users	Latvia	1,294.8	1,370.9	1,427.9	1,441.9	1,487.1	1,498.9
Internet Users	Moldova	754.3	853.9	993.5	1,164.0	1,351.2	1,456.8
Internet Users	Honduras	673.7	701.9	730.7	842.9	1,233.7	1,425.0
Internet Users	Ethiopia	288.0	358.0	438.7	622.1	932.3	1,271.9

Internet Users	El Salvador	372.7	618.5	747.0	984.7	1,104.5	1,271.3
Internet Users	Mozambique	198.9	348.8	612.8	975.4	1,028.4	1,270.4
Internet Users	Macedonia	741.2	941.6	1,060.6	1,066.4	1,166.3	1,217.5
Internet Users	Libya	283.6	550.9	673.6	889.7	1,069.1	1,188.8
Internet Users	Kyrgyzstan	721.8	817.8	896.5	981.5	1,081.1	1,186.5
Internet Users	Armenia	185.6	191.5	472.3	773.0	991.6	1,154.5
Internet Users	Cameroon	637.7	637.8	736.3	842.8	1,001.5	1,114.4
Internet Users	Tajikistan	476.6	588.9	684.0	794.5	909.8	1,045.7
Internet Users	Estonia	867.2	922.6	946.2	965.7	993.2	1,013.3
Internet Users	Haiti	691.6	740.0	799.2	836.4	930.4	979.7
Internet Users	Congo, Democratic Republic	225.4	275.4	359.9	475.0	813.7	973.3
Internet Users	Bahrain	342.0	573.3	624.6	675.7	920.2	965.6
Internet Users	Jamaica	569.9	641.5	663.9	758.4	868.9	930.6
Internet Users	Rwanda	205.7	490.9	794.8	849.9	767.0	927.9
Internet Users	Trinidad and Tobago	428.2	463.2	592.0	650.6	743.3	785.7
Internet Users	Nicaragua	217.3	299.2	417.4	578.8	623.3	717.5
Internet Users	Cyprus	432.2	454.7	542.6	584.8	643.8	670.8
Internet Users	Laos	97.4	214.0	366.9	434.1	566.1	670.3
Internet Users	Malawi	131.4	98.2	154.7	336.8	512.7	631.3
Internet Users	Mongolia	281.6	333.1	341.9	355.5	561.8	613.5
Internet Users	Burkina Faso	113.2	143.0	180.8	395.2	509.7	597.6
Internet Users	Cambodia	67.1	70.6	74.1	178.1	444.1	553.9
Internet Users	Myanmar	102.0	104.1	104.8	119.9	474.2	522.4
Internet Users	Mauritius	258.1	280.0	290.6	368.1	456.0	487.2
Internet Users	Côte d'Ivoire	337.0	362.1	387.9	414.5	444.0	484.9
Internet Users	Luxembourg	376.1	400.1	433.9	459.8	467.3	481.0
Internet Users	Madagascar	123.4	322.6	328.1	352.1	405.1	444.2
Internet Users	Eritrea	120.2	200.6	251.2	283.7	335.8	407.1
Internet Users	Benin	145.2	154.6	192.7	277.0	318.7	386.0
Internet Users	Mali	113.8	227.4	268.6	292.0	317.2	358.6
Internet Users	Macau	239.0	254.9	286.5	292.5	321.9	335.5
Internet Users	Turkmenistan	68.3	86.1	87.1	151.3	255.3	313.6
Internet Users	Iceland	277.1	282.6	293.3	304.1	307.9	313.3
Internet Users	Malta	193.2	207.1	244.3	262.4	289.4	301.6
Internet Users	Namibia	104.5	117.4	145.8	264.9	278.8	301.1
Internet Users	Fiji	91.5	110.1	145.2	172.1	243.2	269.5
Internet Users	Montenegro	191.6	204.6	218.1	232.8	248.0	264.0
Internet Users	Congo-Brazzaville	103.0	164.4	177.2	202.1	231.5	263.2
Internet Users	Guyana	129.0	137.2	160.2	225.6	241.5	258.5
Internet Users	Chad	87.6	126.8	164.1	190.9	219.2	256.0
Internet Users	Niger	54.5	101.3	113.9	128.7	209.2	253.4
Internet Users	Togo	124.5	138.7	163.5	180.8	215.5	250.8
Internet Users	Swaziland	46.7	79.1	104.6	130.9	218.1	244.0
Internet Users	Bahamas	88.6	105.1	114.6	147.4	225.9	239.9
Internet Users	Brunei	168.9	177.0	192.0	211.4	227.2	239.0
Internet Users	Gambia	98.6	112.7	128.4	159.0	193.1	228.2
Internet Users	Barbados	175.5	180.9	187.4	191.9	196.8	201.3
Internet Users	Mauritania	46.0	61.6	77.0	138.4	159.4	186.2
Internet Users	Suriname	71.9	108.4	163.0	165.7	169.3	182.5
Internet Users	Cape Verde	40.0	97.6	123.0	148.8	160.4	177.6
Internet Users	Bhutan	40.7	45.8	51.1	98.7	154.8	172.7
Internet Users	Papua New Guinea	114.5	75.3	107.9	87.8	140.3	162.6
Internet Users	Botswana	101.7	122.1	121.8	130.4	142.1	155.9
Internet Users	Liberia	19.2	19.4	19.5	91.9	123.2	155.3
Internet Users	Guinea	73.5	88.4	92.1	99.8	133.2	147.8
Internet Users	French Polynesia	74.5	89.4	119.3	132.7	134.2	145.1
Internet Users	Gabon	82.2	90.1	99.0	108.8	122.7	136.2
Internet Users	New Caledonia	83.7	83.8	83.9	105.4	127.4	133.8
Internet Users	Somalia	98.3	102.2	106.1	112.5	119.8	129.2
Internet Users	Maldives	49.5	71.4	77.3	89.4	108.8	120.6
Internet Users	Central African Republic	15.7	42.5	77.8	88.0	98.8	114.1
Internet Users	Burundi	53.9	64.2	73.4	83.6	95.0	110.1
Internet Users	Guam	79.9	84.9	90.0	92.6	96.0	99.4
Internet Users	Lesotho	72.6	76.2	80.0	83.8	92.7	98.5
Internet Users	St Lucia	47.1	54.6	62.1	69.7	74.0	78.7
Internet Users	Antigua	60.2	65.2	65.1	71.0	73.5	74.9
Internet Users	Djibouti	13.6	19.4	34.9	57.8	63.4	72.8
Internet Users	French Guiana	49.8	53.8	57.9	62.5	67.3	72.5
Internet Users	Andorra	57.7	57.8	65.7	68.7	69.8	72.2
Internet Users	Aruba	32.0	35.9	40.0	45.1	61.6	66.1
Internet Users	Equatorial Guinea	10.0	12.1	14.5	42.0	53.3	61.8
Internet Users	Bermuda	48.0	53.2	53.9	54.7	57.5	58.5
Internet Users	Belize	31.6	33.8	35.8	43.6	49.7	56.2
Internet Users	St Vincent and the Grenadines	17.4	22.9	33.9	42.1	47.1	51.4
Internet Users	Guinea-Bissau	31.5	34.3	34.2	37.1	41.4	45.9
Internet Users	Comoros	17.0	20.9	25.1	37.5	41.5	45.0
Internet Users	St Kitts	26.2	30.7	35.7	39.8	42.6	44.7
Internet Users	Cayman Islands	28.4	33.7	36.0	37.1	39.4	41.0
Internet Users	Grenada	23.0	24.0	25.0	35.0	38.0	40.5
Internet Users	Solomon Islands	9.9	15.3	21.0	26.9	33.1	39.7
Internet Users	Seychelles	32.6	34.6	35.1	35.5	37.5	38.2
Internet Users	Sao Tomé e Príncipe	23.0	24.8	26.7	31.0	34.0	37.7
Internet Users	Dominica	27.6	28.1	28.5	32.2	34.7	37.0
Internet Users	US Virgin Islands	29.9	29.9	29.9	30.8	31.5	32.1
Internet Users	Liechtenstein	22.9	24.7	26.7	28.7	30.7	31.6
Internet Users	Tonga	7.4	8.4	10.4	16.6	26.2	29.7
Internet Users	Monaco	22.7	23.8	24.8	26.6	27.3	27.9
Internet Users	Vanuatu	15.1	16.6	17.5	19.2	21.1	23.3
Internet Users	Gibraltar	15.1	17.0	19.0	19.0	19.0	19.5
Internet Users	Sierra Leone	13.0	14.0	14.9	16.1	17.3	18.5
Internet Users	Samoa	8.6	9.2	11.0	12.8	14.9	16.8
Internet Users	Kiribati	5.7	6.8	8.8	9.0	10.1	11.4
Internet Users	Tuvalu	1.0	1.5	2.0	2.5	3.0	3.3
Internet Users	Nauru	0.5	0.5	0.6	0.6	0.7	0.7

Research Sources:
Internet Users: Euromonitor International from International Telecommunications Union/OECD/national statistics

Date Exported (GMT): 07/06/2013 08:44:52
© Euromonitor International

2012 年中国网民在线旅行预订行为调查报告
CNNIC
中国互联网络信息中心
China Internet Network Information Center

第 3 章 网民在线旅行预订行为分析

3.1 在线旅行预订用户规模

截至 2012 年 6 月，我国使用在线旅行预订的网民为 4258 万人，在网民中的使用率为 7.9%。与网络购物、网上支付等商务类应用相比，在线旅行预订机票、酒店、度假产品等服务相对较为高端，用户规模增长相对较慢。此外，由于我国的线下旅行预订服务较为完善，在线旅行预订认知度相对较低，用户自主使用旅行预订的动力不强，导致旅行预订服务的用户相对较为固定，用户新增较慢。

this report forget to label the unit here which should be "(10 thousand)"

4500
4000
3500
3000
2500
2000
1500
1000
500
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1386
3024
3686
4207
4258
4.1%
7.9%
7.9%
7.6%
7.9%
2009.6
2009.12
2010.12
2011.6
2011.12
2012.6
旅行预订用户数
使用率

Item 7-2

Online travel booking user number

图 7 2009.6-2012.6 旅行预订用户数及使用率

Chart 7 June 2009 - June 2012 Travel Booking User Number and Using Rate

3.2 在线旅行预订行为模式

2012 年，有 48.3%的在线旅行预订用户使用通用搜索后预订，第二位的是直接上代理商网站预订，占 45.5%；第三位的是直接上航空/酒店官网预订，有 34.3%的用户选择比例；此外分别有 29.5%和 22.9%的用户使用垂直搜索后预订和购物网站旅行频道预订。

14

中国互联网络信息中心 CNNIC

付的使用普及。快捷支付、卡通支付等支付便利形式增强了支付的可用性，促进了网上支付在更广泛用户中的覆盖。而随着移动支付技术标准确立，支付企业在手机支付领域的布局与发力，也带动了手机网上支付用户的快速增长。截至 2012 年 12 月，手机网上支付用户达到 5531 万，用户年增长 80.9%，使用率为 13.2%。

2012 年，央行继续发放《支付业务许可证》，陆续出台细分业务领域管理办法，逐步向第三方支付企业开放传统金融领域支付结算业务，在完善监管、细化市场的同时，也形成了包括支付企业、传统银行、电商巨头、电信运营商在内的业态格局。未来支付领域的服务主体和模式更加多样化，网上支付的风险也在加大，需要从健全政府监管政策、加强企业联盟合作、提升消费者安全意识等方面，不断完善网上支付安全的生态环境。

4. 旅行预订[5]

截至 2012 年 12 月底，在网上预订过机票、酒店、火车票和旅行行程的网民规模达到 1.12 亿，占网民比例为 19.8%。其中，9.0%的中国网民在网上预订机票，7.2%在网上预订酒店，5.4%在网上预订旅行行程，14.0%在网上预订火车票。

2011-2012年 旅行预订用户数及使用率
(10 thousand)
万人
20000
15000
10000
5000
0
20%
15%
10%
5%
0%
8.2%
19.8%
4207
11167
2011
2012
旅行预订用户数
网民使用率
Item 7-2
Online travel booking user number
来源：CNNIC 中国互联网络发展状况统计调查
2012.12

图 24 2011-2012 年中国网络旅行预订用户数及网民使用率

Table 24 2011-2012 China Online Travel Booking User Number and Using Rate

随着火车票网上预订的快速普及，网上预订火车票的用户群体有了大规模的增长，达到 7897 万人。与其他商务应用相比，我国的机票、酒店、旅行行程网上预订用户相对狭窄，

[5] 本报告中旅行预订定义为最近半年在网上预订过机票、酒店、火车票和旅行行程，与之前报告中定义有差异，本次报告增加了网上火车票预订。

第 31 次中国互联网络发展状况统计报告 33

2012 年中国网民在线旅行预订行为调查报告
中国互联网络信息中心

5.2 手机旅行客户端

手机旅行信息查询用户安装最多的旅行客户端是去哪儿网，有 54.8%的比例；第二位的是携程网，有 44.2%的比例；第三位的是淘宝网，有 25%的比例。

去哪儿 54.8%
携程网 44.2%
淘宝网 25.0%
艺龙网 9.6%
同程网 6.7%
途牛旅游网 5.8%
12580 1.9%
号码百事通 1.9%
驴妈妈旅游网 1.0%
拍拍网 1.0%
酷讯 1.0%
中国南航网站 1.0%
中国东方航空网站 1.0%
中国国航网站 1.0%
0% 10% 20% 30% 40% 50% 60%

图 36 用户安装了哪些旅行网站的客户端

用户使用最多的手机客户端是去哪儿，有 42.3%的比例；第二位的是携程网，占 31.7%的比例；第三位的是淘宝网，有 12.5%的比例。

Qunar
Ctrip
Taobao
Tuniu
去哪儿 42.3%
携程网 31.7%
淘宝网 12.5%
途牛旅游网 2.9%
驴妈妈旅游网 1.0%
12580 1.0%
同程网 1.0%
艺龙网 1.0%
0% 10% 20% 30% 40% 50%

Item 7-3

图 37 用户最常使用哪些旅行手机客户端

31

Chart 37 Most Frequently Used Mobile Travel Applications

Item 8-1

			Smartphone connections								
Continent	Country		2009	2010	2011	2012	2013	2014	2015	2016	2017
Asia-Pacific Developing	China	Smartphone connections	33,871,700	80,000,000	180,000,000	270,663,040	351,571,201	428,240,888	501,169,731	567,224,067	625,254,871
Asia-Pacific Developing	China	Total connections	729,813,000	842,252,000	984,080,280	1,166,152,000	1,240,938,000	1,345,127,000	1,439,648,000	1,524,193,000	1,600,019,000
Asia-Pacific Developing	China	Smartphone connections as % of total	5%	9%	18%	23%	28%	32%	35%	37%	39%

Item 8-2

Item 8-3

Visiting Rate of Tourism Websites in the Past Half Year in China

Qunar.Com
聪明你的旅行

Item 9-1

通过互联网预订旅游行程的方式日趋普遍，38%的用户都访问过Qunar,访问率居首位

用户通过互联网预订酒店或机票的起始时间

1个月以前 22.5%
2-3个月以前 24.9%
3-6个月以前 17.9%
7-12个月以前 10.6%
2-3年以前 8.6%
3-5年以前 3.0%
超过5年前 3.2%

数据来源：尼尔森通过CATI方式调查在25-49岁的旅游活动参与者对旅游网站的使用情况，样本总计1249个。

过去半年内，用户访问过的旅游相关网站

去哪儿网 37.8%
携程旅行网 24.5%
芒果网 15.3%
中国国旅 6.4%
同程网 5.7%
到到网 4.6%
淘宝旅行 4.1%
新浪旅游 3.4%
途牛旅游网 3.4%
艺龙旅行网 1.7%
酷讯网 1.3%
搜狐旅游 1.0%
Qunar

6

nielsen
Copyright © 2011 The Nielsen Company. Confidential and proprietary

(C) English Translations and Explanations of Supporting Documents to the Revised Registration Statement

<table>
<tr><td colspan="3">

1. **Reports and Data provided by iResearch Consulting Group:**
   - **China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) and its Supplemental Report《中国机票酒店销售渠道研究报告简版（2011-2012 年）》及其补充报告;**
   - **iResearch China Online Travel Sector Research Report (2011-2012)《中国在线旅游行业年度监测报告（2011-2012 年）》;**
   - **Print-outs of Monthly UV Data.**

</td></tr>
<tr><th>Item</th><th>Page No. in Supporting Document</th><th>English Translation and Explanation</th></tr>
<tr><td>1-1</td><td>6</td><td>In this "2008 – 2015 Online Travel Booking Market Transaction Value in China" chart ("Chart 6"), it is stated that the total revenue of the travel industry in China were RMB 1.16 trillion in 2008 and RMB 2.20 trillion in 2011, respectively, representing a CAGR of 23.8%.</td></tr>
<tr><td>1-2</td><td>6</td><td>In Chart 6, it is stated that the estimated total revenue of the travel industry in China would be RMB 3.10 trillion in 2015, representing a CAGR of 9.0% from 2011.</td></tr>
<tr><td>1-3</td><td>6</td><td>In Chart 6, it is stated that the total revenue of the travel industry in China from 2008 to 2011 were RMB 1.16 trillion, RMB 1.29 trillion, RMB 1.87 trillion and RMB 2.20 trillion, respectively; and the estimated total revenue of the travel industry in China from 2012 to 2015 would be RMB 2.40 trillion, RMB 2.62 trillion, RMB 2.85 trillion and RMB 3.10 trillion, respectively.</td></tr>
<tr><td>1-4</td><td>11</td><td>In this "2009 – 2015 Airline Tickets Transaction Value in China" chart ("Chart 11"), it is stated that the airline tickets transaction value in China were RMB 190 billion in 2009 and RMB 240 billion in 2011, respectively, representing a CAGR of 12.4%.</td></tr>
<tr><td>1-5</td><td>6</td><td>In Chart 6, it is stated that the online travel booking market transaction value in China were RMB 48.64 (rounding to 48.6 for the purpose of disclosure) billion in 2008 and RMB 131.39 (rounding to 131.4 for the purpose of disclosure) billion in 2011, respectively, representing a CAGR of 39.3%.</td></tr>
</table>

1-6	6	In Chart 6, it is stated that the online travel transaction value accounted for 4.2% and 6.0% of the total revenues of the travel industry (i.e. the online travel penetration rate) in China, respectively.
1-7	7	In this “2011 China Online Travel Market Share” chart (“**Chart 7**”), it is stated that in 2011 the airline tickets transaction value was the largest category of China online travel market which represents 62.24% (rounding to 62.2% for the purpose of disclosure) of the total market share.
1-8	15	In this “2009 – 2011 Online Airline Tickets Transaction Value in China” chart (“**Chart 15**”), it is stated that the online airline tickets booking transaction value were RMB 45.35 (rounding to 45.4 for the purpose of disclosure) billion in 2009 and RMB 81.77 (rounding to 81.8 for the purpose of disclosure) billion in 2011, respectively, representing a CAGR of 34.2%.
1-9	1	In this “2009 – 2015 China Airline Tickets Online Sale Penetration Rates” chart (“**Chart 1**”), it is stated that online sale of airline tickets represented 12.4% and 21.2% of the total sale of airline tickets in 2009 and 2011, respectively.
1-10	7	In Chart 7, it is stated that in 2011 hotel transaction value was the second largest category of China online travel market which represents 24.30% of the total market share.
1-11	21	In this “2009 – 2011 Online Hotel Booking Market Transaction Value in China” chart (“**Chart 21**”), it is stated that the online hotel booking transaction value were RMB 12.82 (rounding to 12.8 for the purpose of disclosure) billion and RMB 31.93 (rounding to 31.9 for the purpose of disclosure) billion in 2009 and 2011, respectively, representing a CAGR of 57.9%.
1-12	7, 8	In this “2008 – 2015 Online Travel Booking Market Transaction Value in China” chart, it is stated that the online travel booking market transaction value in China from 2008 to 2011 were RMB 48.64 (rounding to 48.6 for the purpose of disclosure) billion, RMB 61.76 (rounding to 61.8 for the purpose of disclosure) billion, RMB 94.89 (rounding to 94.9 for the purpose of disclosure) billion and RMB 131.39 (rounding to 131.4 for the purpose of disclosure) billion, respectively; the estimated online travel booking market transaction value in China from 2012 to 2015 would be RMB 169.6 billion, RMB 228.0 billion, RMB 279.0 billion and RMB 362.0 billion, respectively.

In this "2008 – 2015 Total Revenues of Travel Industry in China and Online Travel Penetration Rate" chart (the "**Chart 8**"), it is stated that the total revenues of travel industry in China from 2008 to 2011 were RMB 1,160 billion, RMB 1,290 billion, RMB 1,870 billion and RMB 2,200 billion, respectively; and the estimated total revenues of travel industry in China from 2012 to 2015 would be RMB 2,400 billion, RMB 2,620 billion, RMB 2,850 billion and RMB 3,100 billion, respectively. In Chart 8, it is also stated that the online travel penetration rates in China from 2008 to 2011 were 4.2%, 4.8%, 5.1% and 6.0%, respectively; and the estimated online travel penetration rates in China from 2012 to 2015 would be 7.1%, 8.7%, 9.8% and 11.7%, respectively.
1-13	41	In this "2009 – 2011 Market Shares of OTAs in China" chart ("**Chart 41**"), it is stated that in China the market shares of Ctrip, eLong, Bestone and 17u in 2010 were 49.8%, 8.3%, 5.8% and 2.4%, respectively, the total market share of these 4 OTAs in China in 2010 is 66.3%; the market shares of the aforesaid OTAs in China in 2011 were 47.4%, 8.0%, 4.6% and 3.8%, respectively, the total market share of these 4 OTAs in China in 2011 is 63.8%.
1-14	Print-outs of monthly UV data provided by iResearch	These data shows the monthly UV data of qunar.com (Qunar), ctrip.com (Ctrip), kuxun.com (Kuxun), 17u.com (17u) and elong .com (eLong), during the period from January 2010 to January 2013.
1-15	Same as above	These data also shows that the monthly UV data of Qunar ranked No. 1 among all non-state-owned online travel companies in China since November 2010.

2. Reports and data provided by Euromonitor International

- **Trade sources and national statistics in relation to domestic trips per year per capita in both U.S. and China in 2011;**
- **Trade sources and national statistics in relation to tourism travel expenditure per capita in both U.S. and China in 2011;**
- **Report in relation to Travel Accommodation in China issued by Euromonitor International in March 2012;**
- **Report in relation to Travel Accommodation in the U.S. issued by Euromonitor International in March 2012.**

Item	Page No. in Supporting Document	English Translation and Explanation

2-1	Print-outs of Data provided by Euromonitor International	In this print-outs of data, it is stated that the number of domestic trips per year per capita was 1.6 in China and 4.71 (rounding to 4.7 for the purpose of disclosure) in the U.S. in 2011, respectively.
2-2	Same as above	In this print-outs of data, it is stated that tourism expenditure in-country was US$ 285,911.5 million in China and US$ 837,162.5 million in the U.S. in 2011, while the national estimated population at January 1, 2011 was 1,340,910,000 in China and 311,611,500 in the U.S.. Thus, tourism expenditure in-country per capita was US$ 285,911.5 million / 1,340,910,000 ≈ US$ 213 in China, and was US$ 837,162.5 million / 311,611,500 ≈ US$ 2,687 in the U.S.
2-3	4	In this "Table 2 – Travel Accommodation Outlets by Category: Units 2006 - 2011", it is stated that in 2011 there were 3,436 chained hotels, 111,719 independent hotels, 234,537 other travel accommodations and 349,692 travel accommodations in China.
2-4	6, 8	In this "Table 6 – Hotel National Brand Owners by Market Share 2007 - 2011" on page 6, it is stated that in 2011 the top five hotel groups, i.e. InterContinental Hotels Group Plc, Shanghai Jinjiang Holdings Co Ltd, Starwood Hotels & Resorts Worldwide Inc, Homeinns Hotel & Management Co Ltd and Marriott International Inc accounted for 2.5%, 2.3%, 1.8%, 1.8% and 1.3% of total retail value in China, respectively, thus accounted for 9.7% in total. In this "Table 5 – Hotel National Brand Owners by Market Share 2007-2011" on page 8, it is stated that in 2011 the top five hotel groups, i.e. Marriott International Inc, Hilton Worldwide, InterContinental Hotels Group Plc, Wyndham Worldwide Corp and Starwood Hotels & Resorts Worldwide Inc accounted for 16.3%, 16.2%, 9.6%, 7.5% and 6.9% of total retail value in the U.S., respectively, thus accounted for 56.5% in total.
2-5	5	In this "Table 5 – Travel Accommodation Sales: Internet Transaction Value 2006 - 2011" on page 5, it is stated that travel accommodation sales value generated from internet were RMB 10.3 billion in 2009 and RMB 22.2 billion in 2011, respectively; and the total travel accommodation sales value were RMB 489.1 billion in 2009 and RMB 593.2 billion in 2011, respectively. Thus, online travel accommodation sales value accounted for RMB 10.3 billion / RMB 489.1 billion ≈ 2.1% in 2009 and RMB 22.2 billion / RMB 593.2 billion ≈ 3.7% in 2011 of the total travel accommodation sales value, respectively.
3. 2011 Aviation Industry Development Statistics Report issued by Civil Aviation Administration of China 《2011 年民航行业发展统计公报》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
3-1	1, 7 and 8	In the sentence on page 1, it is stated that total airline passenger carriage volume in 2011 was 293.17 million person-time. In the sentences on pages 7 and 8, it is stated that there were 47 airline companies in China as of December 31, 2011 which included 11 airline companies only engage in freight business. Thus there were 36 airline companies engage passenger business as of December 31, 2011. In the sentences on page 8, it is stated that in 2011 the passenger carriage volume of the top 3 airline groups in China, i.e. China Southern Airlines Group, Air China Group, China Eastern Airlines Group were 81 million person-time, 78 million person-time and 69 million person-time, respectively. Therefore, such top 3 airline groups in aggregate accounted for (81+78+69) million person-time / 293.17 million person-time ≈ 77.8% of total airline passenger carriage volume in 2011.
4. Civil Aviation Domestic Airline Airfare Reform Plan promulgated in March 2004 which became effective on April 20, 2004《民航国内航空运输价格改革方案》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**
4-1	Print-outs of such reform plan	In Articles 7, 8 and 10, it is stated that the PRC government set the benchmark airfare for domestic airlines at RMB 0.75 per person per kilometer, and allow the actual airfare to fluctuate within certain scopes up and down the benchmark price.
5. 2011 and 2012 Year Books of China Tourism Statistics《2011 及 2012 年中国旅游统计年鉴》		
Item	**Page No. in Supporting Document**	**English Translation and Explanation**

5-1	Print-outs of such year books	The table shows that the number of travel agencies in China in 2009, 2010 and 2011 were 20,399, 22,784 and 23,690, respectively.

6. Supplemental Report of China Airline Ticket and Hotel Distribution Channel Research Report (2011-2012) issued by iResearch Consulting Group《中国机票酒店销售渠道研究报告简版（2011-2012 年）》补充报告 and U.S. Online Travel Overview (Twelfth Edition) issued by PhoCusWright

Item	Page No. in Supporting Document	English Translation and Explanation
6-1	4, 10	In the "China Airline Company Ticket Sale Channel and Market Share Overview" chart ("**Chart 4**") on page 4, it is stated that traditional off-line agency channel accounted for 61.6% of the total airline ticket sales in China in 2011. In the "Figure 1.16 – U.S. Online Leisure/Unmanaged Business Travel as Percentage of Total Travel Market: Online Penetration by Segment, 2010-2014" chart ("**Chart 10**") on page 10, it is stated that online airline ticket sales accounted for 51% of total airline ticket sales in the U.S. in 2011, therefore traditional off-line channel accounted for 49% in 2011.
6-2	10	In Chart 10, it is stated that total online travel market accounted for 40% of total travel market in the U.S. in 2011.
6-3	10	In Chart 10, it is stated that online airline ticket sales accounted for 51% of total airline ticket sales in the U.S. in 2011.
6-4	10	In Chart 10, it is stated that online hotel & lodging accounted for 31% of total hotel and lodging booking in the U.S. in 2011.
6-5	15, 26	In the "Figure 1.21 – U.S. Online Leisure / Unmanaged Business Travel Market by Channel (US$M), 2010 – 2014" chart, it is stated that total transaction value of OTAs in the U.S. in 2011 was US$ 41,449 million. In the "Figure 2.8 – Top OTA Gross Bookings (US$M) and Annual Growth, U.S. and International, 2011" chart ("**Chart 26**"), it is stated that the gross bookings for top OTAs in the U.S. in 2011, i.e. Expedia, Orbitz and Priceline, were US$ 17,789 million, US$ 9,098 million and US$ 4,749 million, respectively. Therefore, the market share of the top 3 OTAs in the U.S. in 2011 were US$ 17,789 million / US$ 41,449 million ≈ 43%, US$ 9,098 million / US$ 41,449 million ≈ 22% and US$ 4,749 million / US$ 41,449 million ≈ 11%, respectively.
6-6	4, 13 and 30	In Chart 4, it is stated that if categorized by nature of seller, airline company direct sale channel accounted for 35.2% of the total online airline ticket sales revenue in China in 2011. Also in Chart 4, it is stated that the entire online airline ticket sales channel accounted for 21.2% of the total airline ticket sales revenue in China in 2011, thus airline company direct sales channel accounted for 35.2% ×21.2% ≈ 7.5% of the total airline ticket sales revenue in China in 2011. In the "Figure 1.19 – Channel Market Share (%) of Online Revenue by Segment, 2010-2014" chart ("**Chart 13**"), it is stated that supplier website share of online revenue accounted for 72% of total online airline ticket sales revenue in the U.S. in 2011. In the "Figure 3.1 – U.S. Airline Internet Leisure / Unmanaged Business Gross Bookings (US$M), 2010-2014" chart ("**Chart 30**"), it is stated that airline website sales revenue accounted for 37% of the total airline ticket sales revenue in the U.S. in 2011.

7. The 31st Statistical Report of Internet Development Status in China issued by CNNIC 《中国互联网络信息中心第 31 次中国互联网络发展状况统计报告》 and 2012 China Internet User Online Travel Reservation Investigation Report issued by CNNIC 《2012 年中国网民在线旅行预订行为调查报告》

Item	Page No. in Supporting Document	English Translation and Explanation
7-1	4, print-outs of internet population data provided by Euromonitor	In this sentence on page 4, it is stated that the number of internet user was 564 million as at December 31, 2012 in China. In the print-outs of internet population data provided by Euromonitor, it showed that China's internet population ranks as the world's largest in 2012.
7-2	14, 33	In this "June 2009 to June 2012 Travel Booking User Number and Using Rate" chart ("**Chart 14**"), it is stated that the online travel booking user number was 36.13 (rounding to 36.1 for the purpose of disclosure)

million in 2010. In this "2011-2012 China Online Travel Booking User Number and Using Rate" chart ("**Chart 33**"), it is stated that the online travel booking user number was 111.67 (rounding to 111.7 for the purpose of disclosure) million in 2012, representing a CAGR of 75.9% from 2010.
7-3	31	In this "Most Frequently Used Mobile Travel Application" chart ("**Chart 31**"), it is stated that 42.3% of the respondents of the survey selected Qunar's mobile travel application as their most frequently used mobile travel application, and 31.7%, 12.5% and 2.9% of the respondents selected travel mobile applications of Ctrip, Taobao and Tuniu, respectively, as their most frequently used mobile travel application.

8. Print-outs of data provided by Informa Telecoms & Media as of February 2013

Item	Page No. in Supporting Document	English Translation and Explanation
8-1	Print-outs of data provided by Informa Telecoms & Media	In this print-outs of data, it is stated that number of smartphone connection in China was 180 million in 2011 and expected to be 501,169,731 (rounding to 501.2 million for the purpose of disclosure) in 2015, representing a CAGR of 29.2%.
8-2	Same as above	In this print-outs of data, it is stated that number of smartphone connection accounted for 18% (for the purpose of disclosure, we used the data before rounding which is 180,000,000 / 984,080,280=**18.3%)** of total mobile connection in China in 2011 and is expected to be accounted for 35% (for the purpose of disclosure, we used the data before rounding which is 501,169,731 / 1,439,648,000=**34.8%)** of total mobile connection in China in 2015.
8-3	Same as above	In this print-outs of data, it is stated that number of smartphone connection in China were 33,871,700 (rounding to 33.9 million for the purpose of disclosure) in 2009, 80.0 million in 2010, 180.0 million in 2011 and 270,663,040 (rounding to 270.7 million for the purpose of disclosure) in 2012, respectively, and the estimated number of smartphone connection in China would be 351,571,201(rounding to 351.6 million for the purpose of disclosure) in 2013, 428,240,888 (rounding to 428.2 million for the purpose of disclosure) in 2014 and 501,169,731(rounding to 501.2 million for the purpose of disclosure) in 2015, respectively. In this print-outs of data, it is also stated that number of smartphone connection accounted for 5% (for the purpose of disclosure, we used the data before rounding which is 33,871,700 / 729,813,000 =**4.6%)** in 2009, 9% (for the purpose of disclosure, we used the data before rounding which is 80,000,000 / 842,252,000 = **9.5%)** in 2010, 18% (for the purpose of disclosure, we used the data before rounding which is 180,000,000 / 984,080,280=**18.3%)** in 2011 and 23% (for the purpose of disclosure, we used the data before rounding which is 270,663,040 / 1,166,152,000= **23.2%)** in 2012 of total mobile connection in China and is expected to be accounted for 28% (for the purpose of disclosure, we used the data before rounding which is 351,571,201 / 1,240,938,000=**28.3%)** in 2013, 32% (for the purpose of disclosure, we used the data before rounding which is 428,240,888 / 1,345,127,000=**31.8%)** in 2014 and 35% (for the purpose of disclosure, we used the data before rounding which is 501,169,731 / 1,439,648,000=**34.8%)** in 2015 of total mobile connection in China.

9. Tourism Website Industry Analysis and Study Report issued by Nielsen Online on June 1, 2012 《旅游类网站行业分析研究报告》

Item	Page No. in Supporting Document	English Translation and Explanation
9-1	6	In this "Visiting Rate of Tourism Websites in the Past Half Year in China" chart, it is stated that 37.8% of the respondents have visited the website of Qunar in the past half year which ranked No. 1 among other tourism websites in China.